UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

Dated March 24, 2017

Commission File Number: 1-15018

Fibria Celulose S.A.

Fidêncio Ramos, 302 — 3rd and (part of) 4th floors

Edifício Vila Olímpia, Torre B, Bairro Vila Olímpia

04551-010, São Paulo, SP, Brazil

(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F:  ☒             Form 40-F:  ☐

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1)):

Yes:  ☐             No:  ☒

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7)):

Yes:  ☐             No:  ☒

(Indicate by check mark whether the registrant by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes:  ☐            No:  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

FIBRIA CELULOSE S.A.

CNPJ/MF N.º 60.643.228/0001-21

NIRE 35.300.022.807

São Paulo, March 27, 2017

MANAGEMENT’S PROPOSAL

Dear Sirs,

The Management of FIBRIA CELULOSE S.A. (“FIBRIA” or “the Company”) submits for the appreciation of its shareholders its proposal regarding the matters that will be covered at its Annual General Shareholders’ Meeting, which is scheduled to take place at the Company’s head office on April 28, 2017, under the terms proposed below (“Proposal”).

SUMMARY

GENERAL CONSIDERATIONS

Matters to be examined, discussed and voted on by the Annual General Shareholders’ Meeting, according to the following agenda:

(i)            management’s accounts, management’s report and the financial statements of the Company, accompanied by the independent auditors’ report, the opinion of the Fiscal Council, and the opinion of the Statutory Audit Committee regarding the fiscal year ended December 31, 2016;

(ii)           capital expenditure budget proposal for the fiscal year of 2017;

(iii)          management’s proposal for allocation of income for the year ended on December 31, 2016;

(iv)          determination of the number of Board of Directors members;

(v)           election of the Board of Directors members and the respective alternates;

(vi)          setting up of the Fiscal Council;

(vii)         determination of the number of Fiscal Council members;

(viii)        election of the Fiscal Council members and the respective alternates; and

(ix)          annual global compensation of the managers and Fiscal Council members for the fiscal year of 2017.

A.            Remote Voting Form

The CVM Instruction No. 561 of April 7, 2015 (“ICVM 561/2015”), which amended ICVM 481/09, has regulated the remote voting and the inclusion of resolution proposals and candidates at general meetings of public held corporations registered in category A, and authorized, by a market management entity, to the trade of shares on a stock exchange.

The remote voting form adoption is mandatory for companies that had shares in the IBrX-100 or IBOVESPA indexes on the date of the ICVM 561/2015 publication, and in 2018, for all listed public held companies registered in category A and authorized by a market managing entity to the share trading on stock exchanges.

Considering the Company held shares in the IBrX-100 index on April 7, 2015, the Company started to note formalities required for the adoption of the remote voting form as of this fiscal year. Accordingly, a remote voting form was made available by the Company on this date, at the Company’s website (www.fibria.com.br) and at the CVM website (http://www.cvm.gov.br), and at the BM&FBOVESPA SA - Stock, Commodities and Futures Exchange’s (http://www.bmfbovespa.com.br) in the world wide web, in printing version and manual completion.

The remote voting form included in Annex I contains the matters on the general meeting agenda listed in the general considerations of this Proposal. Shareholders who elect to submit their votes on a remote basis at the General Meeting must fill out the remote voting form provided by the Company, indicating whether they wish to approve, reject or abstain from voting on the resolutions described in the voting form, noting the following procedures:

(i)            Delivering the voting form directly to the Company

After completing the remote voting form, the shareholders must send the following documents by mail to the address of the Company’s office located in the City of São Paulo, State of São Paulo, at Rua Fidêncio Ramos, no. 302, 3º andar, Torre B Edifício Vila Olímpia Corporate, Bairro Vila Olímpia, City and State of São Paulo, CEP: 04551-010 or to the email address ir@fibria.com.br, to the attention of the Company´s Investor Relations Department, noting also the requirements set forth in Art. 21-M of the ICVM 481/09:

(i)            a hard copy of the voting form related to the General Meeting with all fields duly completed, all pages initialed, and the last page signed by the shareholder or its legal representative(s), with the notarization of the signature of the voting form signatory; and

(ii)           an identity document of the shareholder or of his/her legal representative(s) who is signatory of the voting form, in accordance with the instructions.

In order to be validly accepted, the voting form, noting the provisions above, shall be received by the Company by April 21, 2017.

Pursuant to Article 21-U of the ICVM 481/09, the Company will notify its shareholders, by sending an email to the electronic address informed by the shareholders in the remote voting form within three (3) business days from the date of its receipt, regarding the validity of the voting form and the accompanying documents. The Company will notify the shareholders, within the same period, on any requirement for rectification or resubmission of the voting form and/or the accompanying documents, which must be done by April 21, 2017.

It is important to mention that the Company will accept the voting forms received by the first business day subsequent to April 21, 2017, that is, by April 24, 2017, provided that they are sent directly to the Company.

(ii)          Delivering through service providers

As provided by Art. 21-B of the ICVM 481/09, in addition to sending the remote voting form directly to the Company, shareholders may send the instructions for completing the voting form to service providers capable of providing services of collection and transfer of instructions for completing the remote voting form, provided that such instructions are sent by April 21, 2017.

Accordingly, the voting instructions may be sent through the custody agent of the shareholders holding shares issued by the Company that are deposited in a central depository or, if the shares are in a book-entry environment, through Itaú Corretora de Valores S.A.

The custodian agent and Itaú Corretora de Valores S.A. will check the voting instructions provided by the shareholders, but they are not responsible for checking the eligibility of the shareholder to exercise the right of voting, a duty that shall be settled by the Company.

Shareholders shall contact their corresponding custodian agents and Itaú Corretora de Valores S.A. to check the procedures established by them for issuing the voting instructions through the voting form, as well as the documents and information required to do so. Such service providers shall notify the shareholders about the receipt of the voting instructions or the need for rectification or resubmission, and shall provide for the applicable procedures and deadlines.

In compliance with ICVM 481/09, any voting instructions that differ from the same resolution and that have been issued by the same shareholder will be disregarded, considering, therefore, their number in the Register of Individual Taxpayer of the Ministry of Finance (“CPF/MF”) or set a CNPJ.

The voting form delivery through the service providers must be made by April 20, 2017, inclusive.

B. Documents and Exhibits

All the information and the documents referred to in this Proposal and provided for in articles 9, 10 and 12, of CVM Instruction No. 481, of December 17, 2009, as amended (“ICVM 481/2009”), is available to the shareholders at the Company’s head office and on its website (www.fibria.com.br), on the website of the Brazilian Securities Commission — CVM (www.cvm.gov.br), as well as being covered, as applicable, in the Exhibits to this Proposal.

Exhibit I corresponds to the remote voting form related to the agenda and candidates for the Annual General Meeting.

Exhibit II corresponds to the copies of the opinion of the Company’s fiscal council and of the Statutory Audit Committee’s report, in favor of approving management’s accounts and the financial statements.

Exhibit III, prepared in the way recommended by section 10 of the Company’s Reference Form, under the terms of CVM Instruction No. 480, of December 7, 2009, as amended (“ICVM 480/2009”), registers management’s comments regarding the Company’s financial condition and is intended to provide the shareholders with an overall analysis of the Company’s business activities.

Exhibit IV, corresponds to the Company’s Proposed Capital Expenditure Budget for the fiscal year of 2017.

Exhibit V prepared in the way recommended in Exhibit 9-1-II to ICVM 481/2009, refers to the proposed allocation of income for the year ended on December 31, 2016.

Exhibit VI, containing the information regarding the candidates for election to the Board of Directors, was drawn up in the way recommended in items 12.5 to 12.10 of the content of the Reference Form, as provided for in ICVM 480/2009, as applicable to the case of election of members to make up the Fiscal Council, under the terms of ICVM 481/2009.

Exhibit VII, containing the information regarding the candidates for election to the Fiscal Council, was drawn up in the way recommended in items 12.5 to 12.10 of the content of the Reference Form, as provided for in ICVM No. 480/2009, as applicable to the case of election of members to make up the Fiscal Council, under the terms of ICVM 481/2009.

Exhibit VIII, regarding compensation of the Company’s management, was drawn up in accordance with item 13 of the Company’s Reference Form, under the terms of ICVM 480/2009. The proposed total compensation of management for the year 2017 is given in item 7 of this Proposal.

1. MANAGEMENT’S ACCOUNTS, THE MANAGEMENT’S REPORT AND THE COMPANY’S FINANCIAL STATEMENTS, ACCOMPANIED BY THE INDEPENDENT AUDITORS’ REPORT FOR THE YEAR ENDED ON DECEMBER 31, 2016.

Fibria’s financial statements and management’s report were drawn up by the Company’s Board of Officers, audited by the independent auditors BDO RCS Auditores Independentes S/S, and approved by the Company’s Board of Directors at the meeting held on January 27, 2017, with the aforementioned documents being published in the newspaper Valor Econômico and in the Official Gazette of the State of São Paulo on January 31, 2017.

On January 27, 2017, the Fiscal Council issued a favorable opinion, and the Statutory Audit Committee issued its report, both arguing in favor of forwarding the aforementioned documents for approval at the Annual General Shareholders’ Meeting, according to the copies included in Exhibit II to this Proposal.

Management’s comments regarding the Company’s financial condition can be found in Exhibit III to this Proposal.

Therefore, based on the documents and information available, the Management requests that the Annual General Shareholders’ Meeting give full approval of management’s accounts, of the management’s report and of the Company’s financial statements, accompanied by the annual report of the independent auditors regarding the fiscal year ended on December 31, 2016.

2. CAPITAL EXPENDITURE BUDGET PROPOSAL FOR THE FISCAL YEAR OF 2017

The investment plan for 2017, duly approved at the meeting of the Board of Directors which was held on December 15, 2016, and reviewed on January 27, 2017, comes to a total amount of R$5,213 million, distributed as follows:

R$ Million
Maintenance	415
Modernization	79
Research and Development	4
Information Technology	10
Forest — Renewal	1.595
Safety/Environment	42
Pulp Logistics	57
Horizonte 2 Project	3.011
Total Capital Expenditure Budget	5.213

These investments will be made primarily using the retained earnings of the Reserve for Investments in the amount of R$2,010 million. The difference, in the amount of R$3,203 million, for the total investments proposed by management, will be paid using own funds (obtained through its operational activities during the fiscal year), and funds from third parties.

Sources and Uses Summary Table

Sources	R$ million

Earnings retained for Investments
Balance of earnings retained for investments	831
Earnings retained in 2016	1.179

Own funds (obtained through its operational activities during the fiscal year)/Third parties	3.203

TOTAL	5.213

Uses Investments	5.213

The Company’s management proposes to the General Shareholders’ Meeting the approval of the capital expenditure budget for the fiscal year of 2017, in accordance with Exhibit IV.

3. MANAGEMENT’S PROPOSAL FOR ALLOCATION OF INCOME FOR THE FISCAL YEAR ENDED ON DECEMBER 31, 2016

In the fiscal year ended on December 31, 2016, the Company posted net income of one billion, six hundred fifty four million, eight hundred forty seven thousand, eight hundred ninety one Reais, and sixty six cents (R$1,654,847,891.66).

Deducting the amount of eighty two million, seven hundred forty two thousand, three hundred ninety four Reais, and fifty eight cents (R$82,742,394.58), allocated to the creation of the Company’s legal reserve, which corresponds to  five per cent (5%) of net income for the year, the Company’s net income, adjusted in accordance with the terms of article 202 of Law No. 6404, of December 15, 1976, as amended (“Brazilian Corporate Law”), comes out to the sum of one billion, fifty hundred seventy two million, one hundred and five thousand, four hundred ninety seven Reais, and eight cents (R$1,572,105,497.08).

The Company’s Management proposes the following allocation for the adjusted net income:

(i)            the sum of three hundred ninety three million, twenty six thousand, three hundred seventy four Reais, and twenty seven cents (R$393,026,374.27), which equals R$0.709958535 per common share, after dismissing the shares in treasury, corresponding to twenty-five per cent (25%) of the adjusted net income, distributed to the shareholders as minimum compulsory dividend, under the terms of Brazilian Corporate Law and article 31, sub-section III of the Company’s by-laws;

(ii)           the sum of one billion, one hundred sweventy nine million, seventy nine thousand, one hundred twenty two Reais, and eighty one cents (R$1,179,079,122.81), corresponding to approximately seventy five per cent (75%) of the adjusted net income, retained for allocation to the Company’s Reserve for Investments, as provided for in the Company’s capital expenditure budget for the year 2017.

The amounts to be declared as dividends will not be subject to monetary restatement or compensation between the declaration date and the date of actual payment.

Moreover, dividends are exempt from Income Tax, according to articles 10 of Law No. 9249/95, and 72 of Law No. 12973/14.

The dividends, in case they are approved, will be paid in accordance with the shareholding position at the close of BM&FBOVESPA trading session of May 09, 2017 (base-date), respecting the transactions executed until this day, inclusive. The shares of the Company will be traded “ex-dividends” from May 10, 2017, inclusive.

It is proposed for the General Meeting to define the payment day of the dividends.

For better understanding of the proposed allocation of the Company’s net income, Exhibit V contains the minimum information provided for under Exhibit 9-1-II to ICVM 481/2009.

4. DETERMINATION OF THE NUMBER OF BOARD MEMBERS

Under the terms of article 8 of the Company’s By-Laws, the Board of Directors will consist of, at least, 5 (five) and, at most, 9 (nine) permanent members and an equal number of alternates, elected and dismissible by the Annual General Meeting, with a unified term of office of 2 (two) years. Therefore, the Company’s Management proposes that the number of members of the Board of Directors be fixed at the figure of 9 (nine) permanent members and an equal number of alternates.

According to Brazilian Corporate Law, the election of the members of the Board of Directors can be made by a majority vote, a multiple or a separate voting procedure. Below is a description of the number of members of the Board of Directors considering each of the voting modalities:

(i)            Majority Vote: Bearing in mind that article 16 of the Company’s By-Laws establishes that the election of the members of the Board of Directors should be made by means of votes for slates, if a majority voting procedure is used the slates should consist of 9 (nine) members.

(ii)           Multiple Vote: If a multiple voting procedure is used, the members of the Board of Directors will be elected individually, with the slate system not being used (article 16 of the Company’s By-Laws). In this case, the Board of Directors will also consist of 9 (nine) members.

(iii)          Separate Vote: If the non-controlling shareholders exercise their right to vote separately, the Board of Directors will consist of 9 (nine) members, begin put forward by Management a new slate of 8 (eight) permanent members and 8 (eight) alternate members, as 1 (one) permanent member and 1 (one) alternate member shall be ellected by the separate vote.

(iv)          Accumulation of multiple vote and separate vote: If the multiple vote procedure is combined with the separate vote procedure, 8 (eight) members of the Board of Directors will be elected by multiple vote and 1 (one) member will be elected by separate vote.

5. ELECTION OF BOARD MEMBERS AND THE RESPECTIVE ALTERNATES

Under the terms of Article 16 of the Company’s By-Laws, Management proposes the election of the slate consisting of the candidates listed below for a term of office of 2 (two) years, until the Annual General Meeting is held in 2019:

Name	Elective Position Held
José Luciano Duarte Penido	Chairman of the Board of Directors (Permanent Member)
Maria Paula Soares Aranha	Board of Directors (Alternate)
Alexandre Gonçalves Silva — independent	Board of Directors (Permanent Member)
José Écio Pereira da Costa Júnior	Board of Directors (Alternate)
Carlos Augusto Lira Aguiar	Board of Directors (Permanent Member)
Julio Sergio de Souza Cardozo	Board of Directors (Alternate)
Paulo Fernando Fleury da Silva e Souza	Board of Directors (Permanent Member)
Cesar Augusto Chaves Mendonça	Board of Directors (Alternate)
João Carvalho de Miranda	Vice- Chairman of the Board of Directors (Permanent Member)
Sergio Augusto Malacrida Junior.	Board of Directors (Alternate)
João Henrique Batista de Souza Schmidt	Board of Directors (Permanent Member)
Francisco Fernandes Campos Valério	Board of Directors (Alternate)
Ernesto Lozardo	Board of Directors (Permanent Member)
Leonardo Mandelblatt de Lima Figueiredo	Board of Directors (Alternate)
Marcos Barbosa Pinto — independent	Board of Directors (Permanent Member)
Armínio Fraga Neto	Board of Directors (Alternate)
Raul Calfat	Board of Directors (Permanent

Member)
Tatiana Bacchi Eguchi Anderson	Board of Directors (Alternate)

José Luciano Duarte Penido, Carlos Augusto Lira Aguiar, João Carvalho de Miranda, João Henrique Batista de Souza Schimidt, Raul Calfat and their respective alternates Maria Paula Soares Aranha, Julio Sergio de Souza Cardozo, Sergio Augusto Malacrida Junior, Francisco Fernandes Campos Valério and Tatiana Bacchi Eguchi Anderson were appointed by the shareholder Votorantim S.A. (VSA), a signatory to the Company’s shareholders’ agreement.

Paulo Fernando Fleury da Silva e Souza and Ernesto Lozardo and their respective alternates Cesar Augusto Chaves Mendonça and Leonardo Mandelblatt de Lima Figueiredo were appointed by BNDES Participações S.A. - BNDESPAR, a shareholder signatory of the Company’s shareholders’ agreement.

Alexandre Gonçalves Silva and Marcos Barbosa Pinto and their respective alternates José Écio Pereira da Costa Júnior and Armínio Fraga Neto were appointed to be independent members of the Board of Directors.

Additional information about the candidates for the Board of Directors can be found in Exhibit V.

6. SETTING UP OF THE FISCAL COUNCIL ON A NON-PERMANENT BASIS

Bearing in mind that the workings of the Company’s Fiscal Council come to an end at the Annual General Shareholders’ Meeting, which is scheduled to take place on April 28, 2017, as provided for in paragraph 5 of article 161 of Brazilian Corporate Law, Management proposes that the Fiscal Council be set up once again and that it operate until the annual general shareholders’ meeting that will examine, discuss and vote on management’s accounts and on the financial statements for the fiscal year ended on December 31, 2017.

7. DETERMINATION OF THE NUMBER OF FISCAL COUNCIL MEMBERS

Under the terms of article 27 of the Company’s By-Laws, the Fiscal Council, when set up, will consist of, at least, 3 (three) and, at most, 5 (five) permanent members and an equal number of alternates.

With a view to always ensuring the existence of an uneven number of members, it is proposed that the number of members for the Company’s Fiscal Council be fixed at 3 (three) permanent members and an equal number of alternates, with a mandate until the annual general shareholders’ meeting that will examine, discuss and vote on management’s accounts and on the financial statements for the fiscal year ended on December 31, 2017.

6. ELECTION OF THE FISCAL COUNCIL MEMBERS AND THEIR RESPECTIVE ALTERNATES

Bearing in mind the above proposal for the setting up of the Company’s Fiscal Council, and definition of 3 (three) permanent members and an equal number of alternates to compose this group, Management proposes to the Shareholders’ Meeting that the following candidates be elected to the Fiscal Council with a one-year mandate, until the annual general shareholders’ meeting that will examine, discuss and vote on management’s accounts and on the financial statements for the fiscal year ended on December 31, 2017:

According to article 162 of the Brazilian Corporate Law, only individuals residing in the country and holding an academic degree, or persons who have worked as business managers or fiscal council members for a minimum term of three (3) years, are entitled to hold a position in the fiscal council.

In addition to the persons mentioned in article 147 of the Brazilian Corporate Law, the members of management bodies and employees at the Company, its subsidiaries, or group companies, and managers’ spouses and relatives up to the 3rd degree, are not eligible for the fiscal council.

Additional information about the candidates for the Fiscal Council can be found in Exhibit V.

A.                                   Candidates appointed by the controlling shareholder

Based on the proposal above to set up the Fiscal Council, non permanent, Management proposes to the General Meeting the election of the following candidates to the Fiscal Council for a term of one (1) year, until the General Meeting that will review, analyze, discuss and vote the management accounts and financial statements for the fiscal year ended on December 31, 2017.

Name	Elective Position Held
Mauricio Aquino Halewicz	Chairman of the Fiscal Council (Permanent Member)
Geraldo Gianini	Fiscal Council (Alternate)
Gilsomar Maia Sebastião	Fiscal Council (Permanent Member)
Antônio Felizardo Leocadio	Fiscal Council (Alternate)

B.                                   Candidates indicated by non-controling shareholders

As investors of the Company, the shareholders Caixa de Previdência dos Funcionários do Banco do Brasil — PREVI and Tempo Capital Principal Fundo de Investimentos de Ações (“Tempo Capital”), requested the inclusion of candidates for the Fiscal Council into the remote vote form of the Company.

The table below informs the candidates indicated by the shareholders PREVI and Tempo Capital for the separate election of the Fiscal Counci.

Name	Elective Position Held	Indication from
Sergio Ricardo Miranda Nazaré	Fiscal Council (Permanent Member)	PREVI
Jorge Luiz Pacheco	Fiscal Council (Alternate)	PREVI
Domenica Eisenstein Noronha	Fiscal Council (Permanent Member)	Tempo Capital
Maurício Rocha Alves de Carvalho	Fiscal Council (Alternate)	Tempo Capital

7. COMPENSATION OF THE MEMBERS OF THE COMPANY’S BOARD OF DIRECTORS AND FISCAL COUNCIL FOR THE YEAR 2017

For the fiscal year of 2017, Management is proposing that the Annual General Shareholders’ Meeting approve a total compensation sum of up to fifty nine million Reais (R$59,000,000.00) for the Company’s management and Fiscal Council members, with it being up to the Board of Directors, under the terms of article 17, sub-section III of the Company’s By-Laws, to set and apportion the individual compensation sums of the managers and Fiscal Council members, in accordance with the limit proposed here, if approved. The global compensation sum proposed here includes the compensation of the Company’s Statutory Board of Officers, of its Board of Directors and of the Fiscal Council during the period between January and December 2017, and includes both direct and indirect fixed and variable compensation (this taking into account the maximum level achievable), as well as benefits of any whatsoever type and the amounts to be recognized in the financial results by the Company as a result of models of compensation based or derived from shares(1), including the “Long Term Incentive Plan”, to be voted on

(1)The information disclosed by the Company in this Management’s Proposal is based on CVM regulations and the accounting standards applicable. However, we must stress that, considering the characteristics of the Company’s Stock Options Plan, the amounts regarding share-based compensation based on on the Option Plan should not be treated as “compensation” for labor, tax and social security purposes. For accounting purposes, as provided for in Pronouncement No. 10 of the Accounting Pronouncements Committee (CPC 10), the amounts relating to the stock options plans granted to the Company’s employees are recorded as share-based payments and indicated as so in the financial statements.

the Extraordinary General Meeting to be held on April 28, 2017. The proposed amount does not include taxes and contributions to Brazil’s social security system(1).

If the Fiscal Council is set up for the year 2017, management proposes individual monthly compensation of the permanent members of the Fiscal Council of, at least  ten per cent (10%), and, at most  twenty per cent (20%) of the compensation, which on average is allocated to each of the Company’s Officer, with this calculation not including the charges, bonuses or 13th salary, and complying with the total compensation limit for management approved here. The members of the Fiscal Council will receive 12 monthly salaries and there will be no benefits, entertainment allowances or profit sharing.

Additional information about management’s expected compensation for the fiscal year of 2017 can be found in Exhibit VIII.

(i)                Comparison between the amounts proposed in the previous year and the amounts actually paid out

Difference — Amounts in the 2016 proposal and the amounts paid out

Entity	Amounts Proposed 2016		Amounts Paid Out 2016		Reasons
Board of Directors(1)	R$	4,572,000.00	R$	4,570,526.20	Amount proposed and amount realized are equivalent.
Board of Officers(1)	R$	61,104,867.48	R$	8,905,730.67

The compensation paid for the Board of Officers on the 2016 fiscal year was reduced because of the reduction of the stock option plan, since in 2015 the price of the share FIBR3 was over R$50.00. Nonetheless, at the end of 2016, since the price of the share was around R$30.00, the Company reversed the provision into the balance, generating the negative percentual on the amounts related to the stock optiopns programs.

Fiscal Council	R$	456,000.00	R$	456,000.00	N/A.

(1) Includes share-based compensation (stock options).

(2)The Company is subject to the rules of Law n. 12.546/2011, that provides the fiscal exoneration of the payroll, the payment of social security contribution by the Company is made holistically, based on the gross revenue, regardless of the number of employees or the compensation of each. Therefore, it is not possible individualize the amoun of the social security contributions into the financial results of the Company related to the compensation of the Board of Directors, the Statutory Officers and the Fiscal Council.

(ii)                               Comparison between the proposed compensation and the proposed compensation of the previous year and item 13 of the Company’s Reference Form

Difference — Amounts approved in 2016 and amounts indicated in the Reference Form of 2016

Entity	Amounts approved 2016		Amounts of Reference Form 2016		Reasons
Board of Directors	R$	4,572,000.00	R$	4,572,000.00	N/A
Board of Officers	R$	61,104,867.48	R$	61,104,867.48	N/A
Fiscal Council	R$	456,000.00	R$	456,000.00	N/A

(iii)        Comparison between the proposed compensation for 2017 and the proposed compensation of the previous year

Difference — Current amounts proposed and the previous year

Entity	Amounts Approved 2015		Amounts in 2015 Reference Form		Reasons
Board of Directors	R$	5,739,231.94	R$	4,572,000.00	The amount proposed for 2017 is higher than the amount proposed for 2016 because of the adjustment of the fees for the Board of Directors members
Board of Officers(1)	R$	52,723,768.06	R$	61,104,867.48	The amount proposed for 2017 if less than the amount proposed for 2016 because of the reduction of the share price estimative for 2017, affecting the variable compensation program.
Fiscal Council	R$	537,000.00	R$	456,000.00	The amount proposed for 2017 is higher than the amount proposed for 2016 because of the adjustment of the fees for the Fiscal Council members

(1) Includes share-based compensation (stock options).

Please do not hesitate to contact us if you have any question.

Sincerely,

José Luciano Duarte Penido

Chairman of the Board of Directors

EXHIBIT I — REPORT MODEL FOR REMOTE VOTING

FIBRIA CELULOSE S.A.

Publicly-Held Company

CNPJ/MF No. 60.643.228/0001-21

NIRE 35.300.022.807

REMOTE VOTING REPORT

OF FIBRIA CELULOSE S.A. DATED APRIL 28, 2017

1.                                     Name and e-mail of the shareholder:

Name:

E-mail:

2.                                     CNPJ or CPF of the shareholder:

3.                                     Filling Instructions:

In the event the shareholder chooses to exercise the shareholder’s remote voting right, pursuant to CVM Instruction No. 481/2009, as amended, the shareholder shall complete this remote voting report (“Report”), and the Report shall only be deemed valid, as well as the votes cast in it and included in the quorum of the annual general meeting, provided the following conditions are complied with:

(i)                                   all the fields must be duly filled in;

(ii)                                all the pages shall be initialed; and

(iii)                             the last page shall be signed by the shareholder or the shareholder’s legal representative(s), as the case may be and under the terms of the legislation in force.

It is crucial that items (i) and (ii) above are completed with the complete name (or corporate name) of the shareholder and the Taxpayer Registration Number with the Ministry of Finance, whether for legal entities (CNPJ) or individuals (CPF), in addition to an e-mail address in case we need to contact the shareholder.

The signatures included in the Report must be notarized, as well as, in the event of a foreign document, its legalization or Apostille certificate, in the event of a document issued by signatory countries of the Convention of October 5, 1961, Abolishing the Requirement of Legalization for Foreign Public Documents (Apostille Convention).

4. Submission Instructions

In order to exercise the shareholder’s remote voting rights, the shareholder may (i) complete and send this Report directly to the company; or (ii) send filling instructions to service providers, according to the directions below:

Related to the first case, the Company shall receive (by regular mail or e-mail) up to April 21, 2017 the following documents:

i) hard copy of the Report filled out, initialed, signed and with notarized signatures; and

ii) certified copy:

a) individual: identity card with the shareholder’s photo or its legal representative’s photo;

b) legal entity: identity card with the photo of its legal representative with and (in the event of a representative, the power of attorney is required); articles of association/consolidated and up-to-date bylaws; and a document confirming representation;

c) investment fund: identity card with the photo of its legal representative; articles of association/consolidated and restated bylaws; and a document confirming representation; last consolidated and restated prospectus.

*Documents from abroad shall be notarized, legalized, translated by a sworn translator and registered with the Registry of Deeds and Documents (if from signatory countries of the Apostille Convention, legalization prior to 08/14/2016 shall be replaced by Apostille certificate).

• The shareholder may also send voting instructions to the respective shareholder’s custodians in compliance with the rules set forth by them. This option’s procedure shall be verified with the service providers. The time frame to send the instructions to custodians is also of up to 7 days before the meeting.

* BM&FBOVESPA’s central depository shall disregard conflicting instructions, from the same shareholder related to the same resolution. The company shall inform the shareholder upon receipt of documentation and its acceptance, correction requirement or rejection. Failure delivery the form within the term will cause the rejection of the form.

5.                                     Postal address and e-mail to send the remote voting report, in the event the shareholder wishes to submit the document directly to the company:

Investor Relations Department of Fibria S.A

Fibria’s Office

Rua Fidêncio Ramos, No. 302, 3º andar, Torre B Edifício Vila Olímpia Corporate, Bairro Vila Olímpia, City and State of São Paulo, CEP: 04551-010

E-mail: ir@fibria.com.br

6.                                     Name, postal address and e-mail, telephone and contact person in the financial institution engaged by the company to provide book entry services for securities, as the case may be:

N/A

7. Voting:

Shareholders choosing to exercise their remote voting rights, shall, below, vote regarding the matters addressed in the Annual General Meeting dated April 28, 2017:

8. Resolve on management member’s accounts, management report, financial statements of the Company, jointly with the independent auditor’s annual report, the Fiscal Council opinion and the Statutory Audit Committee opinion regarding the fiscal year ended December 31, 2016.

☐ Approve	☐ Reject	☐ Abstain

9. Resolve on the management’s capital budget proposal for the year 2017, as disclosed by the Company in the financial statements and in the management proposal for the annual general meeting.

☐ Approve	☐ Reject	☐ Abstain

10. Resolve on the management proposal for result allocation, as follows:

(a) allocation of R$ 82,742,394.58 to the legal reserve;

(b) distribution of R$ 393,026,374.27, equivalent to R$ 0.709958535 per common share, not considering shares held in treasury, corresponding to 25% of the adjusted net profit, as mandatory dividends; and

(c) withholding of R$ 1,179,079,122.81, corresponding to, approximately, 75%of the adjusted net profit, intended for the Profit Reserve for Company Investments.

☐ Approve	☐ Reject	☐ Abstain

11. Determine the number of 9 members for the Company’s Board of Directors which shall operate until the annual general meeting of the Company, when the accounting statements for the fiscal year ended December 31, 2018, shall be reviewed.

☐ Approve	☐ Reject	☐ Abstain

12. Do you wish to request the adoption of a multiple voting process for the election of the board of directors, under art. 141 of Law No. 6,404, dated 1976?

☐ Yes	☐ No

13. Elect 9 members to compose the Board of Directors, according to the Management proposal:

Single group:

Candidate: José Luciano Duarte Peixoto; Alternate: Maria Paula Soares Aranha

Candidate: Alexandre Gonçalves Silva; Alternate: José Écio Pereira da Costa Júnior

Candidate: Carlos Augusto Lira Aguiar; Alternate: Julio Sergio de Souza Cardozo

Candidate: Paulo Fernando Fleury da Silva e Souza; Alternate: Cesar Augusto Chaves Mendonça

Candidate: Ernesto Lozardo; Alternate: Leonardo Mandelblatt de Lima Figueiredo

Candidate: João Carvalho de Miranda; Alternate: Sergio Augusto Malacrida Junior

Candidate: João Henrique Batista de Souza Schmidt; Alternate: Francisco Fernandes Campos Valério

Candidate: Raul Calfat; Alternate: Tatiana Bacchi Eguchi Anderson

Candidate: Marcos Barbosa Pinto; Alternate: Armínio Fraga Neto

☐ Approve	☐ Reject	☐ Abstain

In the event one of candidates part of the group chosen leaves the group, may the votes corresponding to your shares be granted to the chosen ticket?

☐ Yes	☐ No

In the event of adoption of multiple voting election process, the votes corresponding to your shares shall be distributed, according to the following percentages, by the members of the group you chose:

José Luciano Duarte Peixoto; Alternate: Maria Paula Soares Aranha - [   ] % percentage of votes granted to the candidates

Alexandre Gonçalves Silva; Alternate: José Écio Pereira da Costa Júnior - [   ] % percentage of votes granted to the candidates

Carlos Augusto Lira Aguiar; Alternate: Julio Sergio de Souza Cardozo - [   ] % percentage of votes granted to the candidates

Paulo Fernando Fleury da Silva e Souza; Alternate: Cesar Augusto Chaves Mendonça- [   ] % percentage of votes granted to the candidates

Ernesto Lozardo; Alternate: Leonardo Mandelblatt de Lima Figueiredo - [   ] % percentage of votes granted to the candidates

João Carvalho de Miranda; Alternate: Sergio Augusto Malacrida Junior - [   ] % percentage of votes granted to the candidates

João Henrique Batista de Souza Schmidt; Alternate: Francisco Fernandes Campos Valério - [   ] % percentage of votes granted to the candidates

Raul Calfat; Alternate: Tatiana Bacchi Eguchi Anderson- [   ] % percentage of votes granted to the candidates

Marcos Barbosa Pinto; Alternate: Armínio Fraga Neto - [   ] % percentage of votes granted to the candidates

14. Resolve on the establishment of the Company’s Fiscal Council, which shall operate until the next annual general meeting of the Company.

☐ Approve	☐ Reject	☐ Abstain

15. Determine the number of 3 (three) members of the Company’s Fiscal Council which shall operate until the next annual general meeting da Company.

☐ Approve	☐ Reject	☐ Abstain

16. Elect the members to compose the Fiscal Council, which shall operate until the next annual general meeting:

Single group:

Candidate: Mauricio Aquino Halewicz (sitting member); Alternate: Geraldo Gianini

Candidate: Gilsomar Maia Sebastião (sitting member); Alternate: Antônio Felizardo Leocadio

☐ Approve	☐ Reject	☐ Abstain

In the event one of the candidates forming the group leaves it to allow the separate election set forth in arts. 161, § 4, and 240 of Law 6,404, dated 1976, may the votes corresponding to your shares be granted to the chosen group?

☐ Yes	☐ No

17. Separate election of member of the Fiscal Council by minority shareholders holders of common shares:

(The shareholder may only complete this field if field 16 is left blank)

Candidates 1: Sergio Ricardo Miranda Nazaré; Alternate: Jorge Luiz Pacheco

☐ Approve	☐ Reject	☐ Abstain

Candidates 2: Domenica Eisenstein Noronha; Alternate: Maurício Rocha Alves de Carvalho

☐ Approve	☐ Reject	☐ Abstain

18. Determine the global compensation of members of the management at R$ 59,000,000.00 and of the current members of the fiscal council at a corresponding amount, of ten percent of that which, in average, is granted to each officer, not considering benefits, representation amounts and profit sharing, pursuant to art. 162, § 3 of the Corporate Law.

☐ Approve	☐ Reject	☐ Abstain

19. In the event of a second call for this General Meeting, may the voting instructions in this report be considered for the Meeting on second call as well?

☐ Yes	☐ No

[Place], [date].

[Name of the Shareholder]

EXHIBIT II — OPINION OF THE FISCAL COUNCIL AND REPORT OF THE STATUTORY AUDIT COMMITTEE

FIBRIA CELULOSE S.A.

Publicly Held Company

CNPJ/MF n.º 60.643.228/0001-21

NIRE 35.300.022.807

OPINION OF THE FISCAL COUNCIL

The Fiscal Council of FIBRIA CELULOSE S.A. (“Fibria” or “the Company”), in accordance with the duties set forth in article 163 of Law 6404/76, at the meeting held on January 27, 2017, at the Company’s head office, examined Individual (parent company) and Consolidated (Fibria and its subsidiaries) Financial Statements and the accompanying notes which are an integral part of the aforementioned consolidated financial statements, Management’s Annual Report and the other statements drawn up by the Company, regarding the fiscal year ended on December 31, 2016, as well as the proposal contained therein, including the capital expenditure budget proposal for the fiscal year of 2017. Based on the examinations carried out and also taking into account the unqualified opinion of the independent auditors, BDO RCS Auditores Independentes SS, dated January 27, 2017, as well as on the information and clarifications provided by the Company’s representatives over the course of the year, the undersigned members of the Fiscal Council unanimously concluded, in accordance with the provision set forth in article 163 of Law 6404/76, to issue an opinion in favor of forwarding the aforementioned documents and proposals for the approval of the Annual General Shareholders’ Meeting for the year 2016.

São Paulo, January 27, 2017.

Maurício Aquino Halewicz	Gilsomar Maia Sebastião
Chairman of the Board	Board Member

Raphael Manhães Martins
Board Member

FIBRIA CELULOSE S.A.

CNPJ/MF  nº 60.643.228/0001-21

NIRE 35.300.022.807

ANNUAL REPORT OF THE STATUTORY AUDIT COMMITTEE - 2016

About the Committee

The Statutory Audit Committee (CAE) of Fibria Celulose S.A. is a permanently operating statutory body which was set up in May 2013, in accordance with the best Corporate Governance practices.

The Statutory Audit Committee consists of three (3) members with a 5-year mandate, not eligible for reelection. All the members are independent and also hold positions as alternate board members, and Júlio Sergio S. Cardozo, took over as the financial specialist member.

According to its Internal Rules, it is the Committee’s job to oversee the quality and integrity of Fibria Celulose S.A.’s accounting statements, compliance with legal and regulatory requirements, the activities, independence and quality of the work of both the independent auditors and the internal auditors, as well as of the quality and effectiveness of the internal controls and risk management systems. The Committee’s assessments are based on the information received from management, the independent auditors, the internal audit, those responsible for risk management and internal control management, the managers of whistle-blowing channels and the ombudsman along with their own analysis based on direct observation.

BDO RCS Auditores Independentes SS is the firm which is responsible for auditing the accounting statements in accordance with the professional rules issued by the Federal Accounting Council (the CFC) and certain specific requirements of the Brazilian Securities Commission (the CVM). The independent auditors are also responsible for the special review of the quarterly financial reports (ITRs) which are sent to the CVM. The independent auditors’ report reflects the result of its examinations and presents its opinion regarding the reliability of the accounting statements for the year in relation to the accounting principles prepared by the CFC in accordance with the rules issued by the International Accounting Standards Board (IASB), the CVM’s rules and the provisions of Brazilian corporate legislation. In relation to the year ended December 31, 2016, the aforementioned independent auditors issued a report on January 27, 2017 containing their unqualified opinion. Additionally, PriceWaterhouse Coopers Auditores Independentes is responsible for Fibria’s accounting statements and reporting regarding the international requirements, such as those issued by SEC - Securities Exchange Commission, and, jointly with BDO RCS Auditores Independentes SS, is responsible for the proper disclosure of the accounting statements.

The Internal Audit work is carried out by Deloitte Touche Tohmatsu Auditores Independentes (“DTT”). The Statutory Audit Committee is responsible for hiring and approving the internal audit plan the execution of which is monitored and guided by the general manager of the GRC (Governance, Risks and Compliance) area, which is directly linked to the Board of Directors and develops its activities in a broad and independent way, mainly observing the coverage of the areas, processes and activities that show the greatest risks to the operation and that have the greatest impact on the implementation of Fibria’s strategy.

Audit Committee’s activities in 2016

The Committee met 16 times during the period between February 2016 and January 2017. Among the activities that were carried out during the fiscal year, it is worth highlighting the following aspects:

a)             approval and monitoring of the Annual Program of Internal Audit Work and of its execution by DTT, including in terms of the integration with the other activities related to risk management and compliance;

b)             looking at the key points and the recommendations resulting from the Internal Audit Work, as well as monitoring the corrective measures taken by Management;

c)              monitoring the internal control system in relation to its effectiveness and improvement processes, of the monitoring of risks of fraud based on the statements of and meetings with the Internal Auditors and the Independent Auditors, with the Internal Controls, Compliance and Ombudsman area;

d)             analysis of the certification process of the Internal Controls — SOX together with Management and the Independent Auditors;

e)              monitoring the methodology adopted for risk management and the results obtained, in line with the work presented and developed by the specialist area and by all the managers in charge of the risks under their responsibility, with the aim of ensuring disclosure of the risks that are relevant for the Company;

f)               analysis, approval and monitoring of the Annual Program of the Independent Audit work and its timely performance;

g)              monitoring the process of drawing up and reviewing Fibria’s financial statements, Management’s Report and the Earnings Release, especially, by means of meetings with management and with the independent auditors to discuss the quarterly financial reports (ITRs) and the financial statements for the fiscal year ended on December 31, 2016;

h)             monitoring the whistle-blowing channel, which is open to shareholders, employees, establishments, issuers, suppliers and to the general public, with the Ombudsman being responsible for receiving and checking reports or suspicions of breach of the Code of Ethics, observing the confidentiality and independence of the process and, at the same time, ensuring the proper levels of transparency;

i)                 holding meetings at regular intervals with the Company’s main executives, in order to learn about the main business strategies, as well as monitoring the operational and systems improvements designed to strengthen the processing and security of the transactions;

j)                meetings with the independent auditors BDO RCS Auditores Independentes SS and PricewaterhouseCoopers Auditores Independentes at various times, in order to discuss the quarterly financial reports (ITRs) submitted for its review and to find out about the audit report containing the opinion about the financial statements for the fiscal year ended on December 31, 2016, being satisfied with the information and clarifications provided;

k)             paying attention to transactions with related parties and assessment of the fair value of the Biological Assets, in order to ensure the quality and transparency of the information;

l)                 monitoring the Compliance and Loss Prevention programs and the reviews of the contracting process to make sure it is in line with the legislation and regulations, the risk management process, the updating of the ERM Matrix and of the support system (SAP GRC RM) and of the Crisis Management process.

Conclusion

The members of Fibria Celulose S.A.’s Statutory Audit Committee, in the performance of their tasks and legal obligations as set forth in the committee’s own Internal Rules, carried out analysis of the financial statements, as well as of the audit report from the independent auditors, and of management’s annual report and the proposed allocation of net income, in relation to the fiscal year ended on December 31, 2016 (“2016 Annual Financial Statements”). Based on the information provided by the Company’s management and by BDO RCS Auditores Independentes SS, as well as the proposal for allocation of income for the fiscal year ended on december 31, 2016, considering that this report reflects adequally, in all relevant aspects, the patrimonial and finance position of the Company and its subsidiaries, and they recommend, unanimously, that the above mentioned documents be approved by the Company’s Board of Directors and its direction to the Annual General Meetind, according Brazilian Corporate Law.

São Paulo, January 27, 2017.

Maria Paula Soares Aranha
Coordinator of the Audit Committee

Júlio Sergio S. Cardozo
Member and Financial Specialist

José Ecio Pereira da Costa Jr.
Member

EXHIBIT III — MANAGEMENT’S COMMENTS (ITEM 10 OF CVM INSTRUCTION 480/2009)

10.1 — General financial and equity conditions

a. General financial and equity conditions

The following are comments from the company’s Board of Officers corresponding to the analysis of financial and equity condition of the Company, which include an overview of the performance of the global market for each of the financial years ended 2016, 2015 and 2014 and their impact on the company’s results as well as an analysis on the performance of the Company’s capital management and the actions addressed in this management over those years.

Fiscal year of 2016

The sales volume in 2016 performed better than in 2015. This growth, coupled with the depreciated prices scenario and a short-term perspective more balanced than expected, with respect to the entry of new capacities, enabled Company to announce three price increases for China and one for Europe and North America. The general physical progress of Project Horizonte 2, which reached 77% in December, higher than expected, is also highlighted.

In 2016, the pulp production amounted to 5,021 thousand tons, 3% lower than in 2015, due to the retrofit in the recovery boiler of the plant C of Aracruz Unit and the slower curve for stabilization after the shutdown, in line with the boiler adequacy cycle to the term of 15 months. This learning curve was completed in 2016. The sales volume totaled 5,504 thousand tons in 2016, 8% higher than in 2016, mainly due to the effect of the agreement with Klabin and the increase of demand. The sales related to the agreement with Klabin totaled 478 thousand tons. The pulp inventories ended the year in 47 days, 5 days less than in 2015.

The cash cost of pulp production in 2016 was R$ 680/ton, 10% higher than in 2015, mainly due to the higher impact of the scheduled shutdowns for maintenance, higher wood transportation costs due to the average radius and lower profit result (lower energy price), among other minor factors. When converting the cash cost to Dollar, there is an increase of 5% (2016: US$ 195/ton | 2015: US$185/ton).

In 2016, we had a positive net financial outcome of R$ 1.6 billion, compared to a negative net financial outcome of R$ 3.7 billion in 2015, mainly due to the positive impact of the exchange rate variation on U.S. Dollar-denominated debt and to the positive effect on the result of derivative financial instruments. The 16.5% devaluation of the U.S. Dollar against Brazilian Real contributed to this impact, which was partially offset by the increase in financial expenses.

The Company ended 2016 with a gross indebtedness of R$ 16,153 million, corresponding to US$ 5 billion, resulting from the low cost long-term financial fundraisings for Projeto Horizonte 2, in addition to the fundraising obtained from the issuance of Certificates of Agribusiness Receivables (CRA) to reinforce its already robust cash position. The net debt at the end of 2016 was R$ 11,435 million (US$ 3.5 billion), the financial leverage ratio (net debt/adjusted EBITDA) in Dollars was 3.30x and the average term of the total debt was 51 Months. Although 2016 was marked by market uncertainties and a more robust investment cycle, Fibria maintained its Investment Grade rating by Standard & Poor’s, with a negative perspective and Fitch, with a stable perspective, attesting to the quality of its credit risk.

As a result, the Company had a net income of R$ 1,664 million in 2016, compared to R$ 357 million in 2015. The Company’s by-laws guarantee a minimum mandatory dividend of 25% of adjusted net income after the constitution of the legal reserve and for that reason, the Company’s Management proposed the distribution of R$ 393 million as a minimum mandatory dividend, to be submitted for approval at the Annual General Meeting in April 2017.

Financial Year 2015

The pulp market in 2015 exceeded expectations of agents, and was characterized by the increase in demand above the expectations and unforeseen interruptions in production. This scenario enabled the market to absorb new supplies; allowed successive price increases; and kept producers’ inventories in line with the historical average.

Despite the volatility observed, especially in Asia, which impacted the PIX/FOEX BHKP and caused Fibria to reduce its exposure in the region, short fiber pulp inventory levels reported by PPPC (39 days in December), together with the 7% growth in global eucalyptus pulp sales and supply limitations caused by unforeseen interruptions in production of short fiber, are still supporting positive market fundamentals.  In 2015, the Company’s recurring free cash flow totaled R$2.9 billion, while EBITDA was R$5,337 million, 91% greater than the amount recorded in 2014.

In March 2013, Standard & Poor’s (“S&P”) increased Fibria’s rating from ‘BB/Positive’ to ‘BB+’, with stable outlook. In September 2013, Moody’s revised the outlook from stable to positive. In February 2014, Fitch increased Fibria’s rating to ‘BBB-’, with stable outlook, and the Company reached the investment grade according to this ratings agency. In March 2014, S&P reviewed the Company’s credit rating outlook from stable to positive.  In April 2015, S&P increased Fibria’s credit rating to BBB-, with stable outlook. In November 2015, Moody’s increased the Company’s rating to Baa3 with stable outlook. As a result, Fibria achieved the “investment grade”

status based on the ratings attributed by these 3 ratings agencies.  S&P, Fitch and Moody’s ratified their respective ratings, that is ‘BBB-/stable’ and ‘Baa3/stable’, attributed to the Company. Despite (i) the downgrade of Brazil’s sovereign rating from BBB- to BB+ by S&P and Fitch in September 2015 and December 2015 respectively; (ii) Brazil’s Baa3 sovereign rating attributed by Moody’s having been placed under review in December 2015 for possible downgrade; (iii) the new downgrade of Brazil sovereign rating from BB+ to BB/negative outlook attributed by S&P in February 2016; and (iv) Moody’s downgrade of the country’s sovereign rating to Ba2 in February 2016, Fibria’s ratings ‘BBB-/stable’ and ‘Baa3/stable’ were ratified in February 2016 by S&P and Fitch respectively, while Moody has downgraded the Company’s risk rating to Ba1 with negative outlook.

As disclosed by the Company in note 16 to the Consolidated Financial Statements as of December 31, 2015, on December 28, 2015, Fibria announced to its shareholders and the market in general that it has entered into private instruments of purchase and sale of property with one of its controlling shareholders, Votorantim Industrial S.A. (“Votorantim”), former name of Votorantim S.A., according to which (i) the Company undertakes to sell and assign, and Votorantim undertakes to purchase and receive, 5,042 hectares of rural properties owned by the Company worth R$172 million; and (ii) Votorantim undertakes to sell and assign, and the Company undertakes to purchase and receive, 33,994 hectares of rural properties owned by Votorantim worth R$452 million. The Company explained that purchase and sale amounts were negotiated between the parties based on independent valuations.  This transaction is in line with Fibria’s objective to optimize its asset base by ensuring and expanding the structural competitiveness of its forestry activities.

In 2015, the Company’s pulp production was 5,185 tons, down by 2% against 2014, chiefly due to lower impact from scheduled maintenance interruptions in operations, which took place for the first time after 15 months. In previous years, these interruptions used to take place at each 12 months.  The volume of sales was 5,118 tons, down by 3.5% against 2014. Despite the positive performance in most part of 2015, which enabled the application of three consecutive price increases throughout the year, sales in the last quarter were impacted by the pressure on prices imposed by China, which led the Company to reduce its exposure in Asia below the historical average. Pulp inventories closed the year at 52 days, over 4 days compared to 2014.

Cash production costs in 2015 were R$618/t, up by 19% against 2014, chiefly due to increased wood costs (R$35/t), especially as a result of higher logistic costs (higher average radius and higher share of wood from third parties), and the effect from exchange rates (R$28/t). Other factors with impact on the increase

in cash production costs were a greater impact from scheduled maintenance interruptions and lower income from utilities.   The same basis of comparison showed a 16% decrease by in US dollars.

The financial income totaled net expenses of R$3.7 billion compared to net expenses of R$1.6 billion in 2014, particularly due to effects of exchange rate variations on the Company’s indebtedness linked to the US dollar (which, in the period, appreciated 47% against the Real), which, due to its exporting nature, has a greater portion of its debt denominated in the US currency. This situation also resulted from the worsening in hedging results, partially offset by assets linked to the US dollar, which generated revenues in the period.

In 2015, Fibria’s adjusted EBITDA was R$5.3 billion (53% margin), 91% above that recorded in the previous year.  The appreciation of the US dollar against the Real and the increase in average net prices of pulp in US dollars impacted the Company’s performance, which was a record for the period, partially offset by the increase in Cash COGS and lower sales volume.

The gross debt was R$12,744 million in 2015, or US$3,264 million, an increase of  4% in US dollars against 2014, as a result of funding activities for execution of the Horizonte 2 Project (which includes the expansion of the Três Lagoas unit through the construction of a new pulp production line). Fibria’s net debt in 2015 was R$11,015 million. The net debt/EBITDA index in US dollars was 1.78x, while the average debt term was 51 months.

As a result, the Company’s net income was R$357 million in 2015, against R$163 million in 2014. The Company’s by-laws provide for minimum mandatory dividends of 25% of the adjusted net income, after the constitution of the legal reserve. However, in December 17, 2013, the Board of Directors approved the proposal on the distribution of dividends of R$300 million, being R$ 81 million for obligatory minimum dividend and R$ 219 million for additional dividend. The proposed dividend was discussed and approved by the Annual General Shareholders’ Meeting hold on April 2016, which payment was performed on May 6, 2016.

Financial year 2014

The demand for pulp in 2014 exceeded expectations and increased by 11% compared to 2013. Regarding the supply of pulp, new unforeseen closing down of plants contributed to keeping the market balanced. This scenario enabled the market to absorb new supplies, keeping producers’ inventories in line with the historical average. In September, the PIX/FOEX BHKP Europe index reached its lowest level (US$724/ton). The positive fundamentals, especially with respect to demand, enabled the Company’s volume of sales in 2014 to be higher compared to 2013, and Fibria to announce in the last quarter a new increase in prices as from January 2015 (Europe: US$770/ton). The average US dollar recorded appreciation of 9% in 2014 compared to 2013. Lastly, the production cash cost for 2014 was up by 3% compared to 2013, below the inflation recorded in the period.

On October 28, 2014, Fibria informed its shareholders and the market in general that the amendment to the Shareholders’ Agreement of the Company had been approved by its signatory shareholders, Votorantim and BNDES Participações S.A. - BNDESPAR, which, among other terms and conditions, extends the term of effectiveness of the Shareholders’ Agreement for a period of 5 years, that is, until October 29, 2019. The Shareholders’ Agreement is available at the website of the Company (www.fibria.com.br/ri).

On July 9, 2014, Fibria joined the Special Tax Refund Regime for Exporting Companies - REINTEGRA, which aims to wholly or partially refund the tax residue remaining from the production chain of exported goods, entering into force on October 1, 2014. The credit refund is equivalent to 3% of the amount of the revenues from exports, based on the transfer price, and may occur in two ways: (i) offset by using own matured or maturing debts related to the taxes managed by the Brazilian Federal Revenue Office; or (ii) in kind, which can be requested within 5 years as from the end of the calendar quarter or the effective date of export, whichever occurs later. In the year ended December 31, 2014, the Company recognized REINTEGRA credits in the amount of R$37 million, which were recorded as “costs of goods sold” in the statement of income.

In 2014, the production of pulp reached 5,274 thousand tons, remaining stable compared to the year 2013. The volume of sales totaled 5,305 thousand tons (101% of the year’s production), up by 2% compared to 2013, which is explained by the increase in sales to the European market. The inventories of pulp ended the year at 48 days, 2 days less when compared to 2013.

The production cash cost in the year was R$519/ton, up by 3% compared to 2013, especially due to the higher cost of wood and foreign exchange effect, partially offset by the better result of utilities. Compared to the same period of the prior year, the cash cost was 1% higher, due to the higher cost of wood and foreign exchange effect, partially offset by the better result of utilities.

Fibria will continue to seek initiatives to minimize the structure of costs. The Company is ready to face with any adverse scenario with respect to the possibility of electricity rationing, as it is self-sufficient. In 2014, Fibria produced 117% of the electricity required for the pulp production process.

In 2014, Fibria recorded a decrease of 25% in US dollar-based interest expenses compared to 2013, as a result of actions taken to manage indebtedness, which seek to reduce the principal and the cost of debt.

In 2014, the gross debt in US dollars was US$3,135 million, down by 25% compared to 2013. Fibria ended the year with a cash position of R$778 million, including the marking to market of derivatives. The new liability management actions contributed to reducing the cost of debt in foreign currency to 3.7% p.a., and the average term remained within 55 months. In addition to the settlement of bonds maturing in 2019, on December 11, 2014, the Company informed the bondholders of the total redemption of bonds maturing in 2021, with a coupon of 6.75% p.a., at the price of 110.64% on the balance of the principal of US$118 million. The operation will enable annual interest savings of nearly US$8 million as from 2015.

In view of the foregoing, Fibria recorded consolidated net income of nearly R$163 million in 2014, compared to a loss of nearly R$698 million in 2013.

Capital Management

The Company’s Management monitors the debt based on the consolidated financial leverage ratio (net debt divided by income before interest, income tax and social contribution tax on net income, depreciation and amortization and other items, including the non cash adjustmentof the fair value of biologic asset) (“Adjusted EBITDA”). Net debt, in turn, corresponds to total loans less the amount of cash and cash equivalents, marketable securities and the fair value of derivative financial instruments.

On May 6, 2011, the Board of Directors approved a new company policy on debt management and liquidity, which aims to establish guidelines for the management of financial indebtedness and liquidity seeking the resumption and maintenance of investment grade, according to classification of the three major ratings agencies, S&P, Moodys and Fitch. This rating enables the Company to diversify its sources of financing, permanent access to debt markets, reduce the cost of debt and also the creation of shareholder value. The policy is part of internal and corporate governance controls and complements the Company’s “Market Risk Management Policy”. The area of Risk and Compliance Governance has the ability to control and report, regardless of the Treasury, the framework of the indicators described.

The policy provides the ratio of net debt to adjusted EBITDA ratio within the range of 2.0x and 2.5x and may, at any given time of the investment cycle, temporarily reach the maximum level of 3.5x. Strategic and management decisions of the Company should not imply that this ratio exceeds 3.5x. This ratio should be calculated based on the last day of each quarter by dividing net debt at the end of the quarter by the index accumulated in the last four quarters. If the indicators of the policy go out of the limits due to impact of exogenous factors, every effort should be made for them to be incorporated again.

The Company shall maintain a minimum cash balance, cash equivalents and marketable securities in order to prevent the occurrence of mismatches in its cash flow which affect its ability to pay. This minimum cash balance is defined as the sum of: (i) minimum operating cash balance, which reflects the operating cash conversion cycle, and (ii) minimum balance to cover debt service, which includes interest and principal on short term. Additionally, management may seek to increase cash flow, including committed lines to meet the minimum cash metrics of rating agencies. The monitoring of liquidity will be mostly done by projected cash flow for 12 months. The projection of cash flow will consider stress tests in exogenous risks factors in the market, such as exchange rate, interest rate and price of pulp, in addition to endogenous factors.

The management of financial indebtedness and liquidity should also consider the financial covenants contemplating a safety margin so that they are not exceeded.

The Administration priorizes funding in the same currency of its main source of cash flow, thus seeking a natural hedge for its cash flow. All incomes must be supported by quotations and approved by the policies and procedures in force.

The company’s Treasury is responsible for preparing the contingency plan that addresses the actions necessary to resolve the possible occurrence of this nature. This plan shall be submitted to the Finance Committee and duly supported by the relevant bodies.

The financial leverage ratios at December 31, 2016, 2015 and 2014 were as follows:

(R$ Million)	2016	2015	2014
Net Debt	11,435	11,015	7,549
Adjusted EBITDA	3,742	5,337	2,791
Net Debt / Adjusted EBITDA	3,06	2.06	2.7

The leverage ratio inscresed from 2,06 in 2015 to 3,06 in 2016, primarily because of the fall in the Adjusted EBITDA, essentialy due to the fall of the net income of 2016 compared with 2015, according to the lower price on the average net price of sales in American dollar, which was partially compensate by the increase on the volume of sales and average exchange rate in this time.

As of June 2012, for the purpose of analyzing financial covenants, including the financial leverage ratio, the US dollar became the currency of measurement, as detailed in Note 23 to the financial statements for the year ended December 31, 2012. As the ratios used above for the year ended December 31, 2016 were measured in Brazilian Reais, this ratio shows a difference from the ratio measured for the purpose of analyzing the covenants and financial leverage according to the newly adopted assumptions.

In October 2016, the Company concluded the renegotiation of the required financial covenants. The renegotiation resulted in the following changes: the minimum debt service coverage ratio is suspended from the second quarter of 2017 until the end of 2018; the maximum indebtedness ratio (net debt on adjusted EBITDA, in U.S. Dollars) increased to 7x from the second quarter of 2017 until the end of 2017; the maximum debt ratio (net debt on adjusted EBITDA, in U.S. Dollars) increased to 6x in 2018.

No fee or commission was paid for this renegotiation.

b. Capital structure and the possible redemption of shares indicating (i) redemption situations; (ii) the formula for calculating the redemption amount

The company’s net worth on December 31, 2016 was R$13,818 million, representing an increase of 8%, or R$1,002 million, over the net worth at December 31, 2015, primarily due to (i) the distribution of additional dividends proposed in 2015, in the amount of R$ 219 million and paid on May 6, 2016, as approved by the Annual General Shareholders’ Meeting held on April 27, 2016, and (ii) the consolidated net worth of R$1,664 million ascertained in year 2016, whose allocation proposal is described in section 3 of this Reference Form.

The company’s net worth on December 31, 2015 was R$12,815 million, representing a decrease by 12%, or R$1,800 million, over the net worth at December 31, 2014, primarily due to (i) the distribution of dividends, in excess of mandatory minimum dividends, in the amount of R$2,111 million in 2015, of which R$111 million corresponded to additional dividends on income recorded in 2014, as approved by the Annual General and Special Shareholders’ Meeting held on April 28, 2015, and paid to shareholders on May 14, 2015, and R$2,000 million as interim dividends approved by the Special Shareholders’ Meeting held in November 30, 2015 and paid in December 9, 2015; and (ii) the consolidated net worth of R$357 million ascertained in year 2015, whose allocation proposal is described in section 3 of this Reference Form.

On the date this Reference Form, the Company’s capital stock, fully subscribed and paid up, is represented by 553,934,646 common nominative shares with no par value, according to the following table.

Number of shares (thousand)	12/31/2016	12/31/2015	12/31/2014

Ordinary	553,934,646	553,934,646	553,934,646
Preferred	0	0	0
Ordinary	553,934,646	553,934,646	553,934,646

There is no chance of redemption of shares issued by the Company other than those provided by law.

On December 31, 2016, the balance of the Company’s gross debt totaled R$16,153 million (compared to the gross debt balance of R$12,744 million on December 31, 2015 and R$8,327 million on December 31, 2014), and cash and securities position, net of derivatives, was R$4,717 million (compared to the position of R$1,730 million on December 31, 2015, and R$778 million at December 31, 2014). As a result, the net debt at December 31, 2016, amounted to R$11,435 million (against the net debt of R$11,015 million in December 31, 2015 and R$7,549 million at December 31, 2014). In the financial year ended on December 31, 2016, the cash generation measured by the adjusted EBITDA (abbreviation in English for earnings before interest, taxes, depreciation and amortization, as defined in section 3.2) totaled R$3,742 million (compared to the EBITDA of R$5,337 million in 2014 and R$2,791 million in 2014), which translates into a level of debt of Net debt/Adjusted EBITDA of 3.06x (compared to the level of debt of 2,06x in 2015 and 2,7x in 2014).

The leverage ratio incresed from 2,06x on December 31, 2015, to 3,06x on December 31, 2016, primarily due to the decrease in Adjusted EBITDA for the period, essentialy because of the reduction of the net revenue in 2016 compared with 2015 according to the lower price on the average net price of sales in American dollar, which was partially compensate by the increase on the volume of sales and average exchange rate in this time

The ratio between third-party capital (current liabilities + noncurrent liabilities) and total capitalization (third-party capital + equity, represented by shareholders’ equity) in December 2016 was 0.60:1 compared to 0.56:1 and 0.43:1 in 2015 and 2014.

c. Ability to pay in relation to financial commitments

The company’s Officers believe that the operating cash flow, plus cash, is sufficient to meet its financial commitments contracted. With regard to financial commitments for loans and financing to be completed in the financial year of 2017, corresponded to a value of R$1,138 million, the debt will be serviced, in the main, by the company’s cash and cash equivalents, which at December 31, 2016 stood at R$4,693 million, corresponding to cash and cash equivalents plus investments in short-term securities, after stripping out the fair value of the derivatives, as well as the refinancing of some debt, which can be settled early or replaced by others with more attractive tenors and costs.

In the financial years ended December 31, 2014, 2015 and 2016, the Company fulfilled its financial commitments.

Additionally, the Company has, as an alternative to support the expansion and acquisitions projects, to obtain long term debt lines. Considering the current market scenario, the Officers of the Company believe that these credit lines will remain available.

The rating agencies Moody’s, Standard and Poors and Fitch Ratings assign the following risk classifications to Fibria:

Agency	Rating	Outlook	Date
Standard & Poor’s	BBB-	Negative	Nov 16
Fitch Ratings	BBB-	Stable	Jan 17
Moody’s	Ba1	Negative	Fev 16

Debt Management Plan

For details on the Debt Management Plan of the Company, see item 10.1 (f) of this Reference Form.

d. Sources of financing for working capital and for investments in non-current assets used

The Company finances its working capital, if necessary, through export credit operations in the modalities of ACCs (Advance on Foreign Exchange Contracts)/ACEs (Advance against Draft Presentation) and through operations of forfaiting and discounts for letter of credit, as appropriate.

Credit lines for export in terms of ACCs/ACEs consist of financing made available at very competitive costs for export companies. Forfaiting operations represent a discount of receivables from customers, where, in general, all the risks and benefits linked to the asset are transferred to the other party.

The most significant investments in non-current assets consisted of (i) the construction of the new plant in Três Lagoas (State of Mato Grosso do Sul) regarding the Horizonte 2 Project; (ii) the planting of forests; and (iii) maintenance of the Company’s production units, which are essential for the continuity of its business. These investments have been financed by its own cash flow and through the following bank credit lines: long-term BNDES (the Brazilian National Economic and Social Development Bank) lines and other financing through local and foreign financial partners, such as in the case of the Agribusiness Receivables Certificates (CRA), the Midwest Development Fund (FDCO), Finland exportation credit agency (Finnvera) and Export Credit Agencies (ECAs) for the Horizonte 2 Project.

The credit lines contracted by the Company offer competitive conditions, including terms for payment of the principal and interest compatible with the Company’s activities and business, without compromising its ability to fulfill the commitments under such contracting.

e. Sources of financing for working capital and for investment in non-current assets intended for use in covering liquidity shortfalls

The Board of Officers believes that the internal cash generation of the Company, together with the instruments mentioned in item 10.1.d, will be sufficient to address satisfactorily its commitments. If there is any mismatch of availability with the amounts maturing in short term, the Company may use credit lines (revolve) already hired or hire new credit lines with financial institutions, both lines for working capital and for investments in maintenance, these credit lines being handled on a case by case basis.

f.                                       debt levels and characteristics of such debts, also describing (i) loan agreements and relevant financing, (ii) other long term relationships with financial institutions, (iii) subordination grade of the debts, and (iv) eventual restrictions imposed on the company in relation to limiting of debt and contracting of new debts, distribution of dividends, sale of corporate control

Levels of Debt

As of December 31, 2016

As of December 31, 2016, the gross debt balance of Fibria was R$ 16,153 million, of which R$ 1,138 million was short-term debts and R$ 15,014 million was long-term debts, and 63% from the total gross debt was indexed to foreign currency, considering swaps.

The cash position of Fibria, taking into account cash and cash equivalents, securities and marked-to-market current and non-current derivatives, as of December 31, 2016 were R$ 1,730 million (compared to R$ 4,717 million as of December 31, 2015). As a result, the net debt as of December 31, 2016 corresponded to R$ 11,435 million (R$11,014 million as of December 31, 2015).

As of December 31, 2016, Fibria’s debt total average cost(1) measured in U.S. dollar was 3.6% per annum, consisting of the debt average cost in national currency of 10.5% per annum, and the cost in foreign currency, taking into account the curve forward of Libor, was 3.8% per annum.

The main transactions conducted by the Company in 2016 were the following:

In 2016, the Company concluded four transactions for public distribution of certificates of agribusiness receivables issued by Eco Securitizadora de Direitos Creditórios do Agronegócio S.A., and secured by export credit notes issued by the Company.

The first transaction, in the total amount of R$ 1,350 million, divided into two tranches, the first tranche in the amount of R$ 880 million, with the principal to mature in 2020, semi-annual interest and cost of 97% on CDI, and the second tranche in the amount of R$ 470 million, with the principal to mature in 2023, annual interest and cost of IPCA + 5.9844% per annum, the funds were received by the Company on June 23, 2016.

The second transaction, in the total amount of R$ 374 million, with the principal to mature in 2023, annual interest and cost of IPCA + 5.9844% per annum, the funds were received by the Company on August 15, 2016.

The third transaction, in the total amount of R$ 326 million, with the principal to mature in 2020, semi-annual interest and cost of 97% on CDI, the funds were received by the Company on August 31, 2016.

The fourth transaction, in the total amount of R$ 1,250 million, divided into two tranches, the first tranche in the amount of R$ 756 million, with the principal to mature in 2022, semi-annual interest and cost of 99% on CDI and the second tranche in the amount of R$ 494 million, with the principal to mature in 2023, annual interest and cost of IPCA + 6.1346% per annum, the funds were received by the Company on December 29, 2016.

In May 2016, the Company, through its subsidiary Fibria-MS, entered into a credit limit agreement in the amount of R$ 2,347,524 to fund the Horizonte Project 2. Until December 2016, a disbursement has been made in the amount of R$ 835,611 to mature in 2026 and interest at TJLP, plus 2.26% per annum and Selic rate, plus 2.66% per annum. The remaining balance shall be disbursed to the extent that the disbursement conditions have been satisfied under the needs of performance of the Project.

In May 2016, the Company, through its subsidiary Fibria-MS, entered into a credit facility agreement for finance the importation of equipment intended to the future pulp

(1)  Total average cost, taking into account the debt in reais adjusted by the market swap curve.

production plant in Três Lagoas (Horizonte Project 2). The credit facility amount was U.S. dollar equivalent to € 383,873 thousand with the financial institutions BNP Paribas, Finnish Export Credit (FEC), HSBC and Nordea by a total guarantee of Finnvera (ECA - Export Credit Agency). In 2016, the amount of US$ 354 million (equal to R$ 1,188,140) was disbursed in three tranches, in the amounts of US$ 194 million, US$ 136 million and US$ 24 million, to mature until December 2025 and interest rates indexed to semi-annual LIBOR rate + 1.03% per annum for the first tranche and semi-annual LIBOR + 1.08% per annum for other tranches. In December 2016, there was a voluntary cancelation of U.S. dollar equivalent to € 4,561 thousand by the Company, and the amount was not still disbursed of U.S. dollar equivalent to € 62,469 mil. It will be disbursed to the extent that the payments to the suppliers of project have been made.

On December 31, 2015

On December 31, 2015, the balance of Fibria’s gross debt was R$12,744 million, of which R$1,073 million represented short-term debts, and R$11,671 million corresponded to long-term debts. Of the total gross debt, 90% was denominated in foreign currency, considering swap agreements.

Fibria’s cash position, taking into account cash and cash equivalents, securities and marking-to-market of current and noncurrent derivatives, as of December 31, 2015, was R$1,730 million (compared to R$778 million as of December 31, 2014). Consequently, the net debt on December 31, 2015, corresponded to R$11,014 million (R$7,549 million on December 31, 2014).

On December 31, 2015, total average cost(2) of the Company’s debt in dollars was 3.3.% p.a., considering the average cost of debt in national currency, of 12.4% p.a., and the cost in foreign currency, taking into account the Libor forward curve of 3.8% p.a.

The principal transactions carried out by the Company in 2015 were as follows:

In August 2015, the Company, through its subsidiary Fibria International Trade GMBH, entered into an amendment to the agreement in the amount of US$400 million (equivalent to R$1,390 million on that date). The amount was disbursed in three tranches: (i) US$98 million, maturing in 2019, and interest rate of 1.30% p.a. on the quarterly LIBOR; (ii) US$144 million, maturing in 2019, and interest rate of 1.40% on the quarterly LIBOR; and (iii) US$158 million, maturing in 2021, and interest rate of 1.55% p.a. on the quarterly LIBOR. These amounts will be allocated to the financing of the Horizonte 2 Project.

(2)  Total average cost, taking into account the debt in reais adjusted by the market swap curve.

In October 2015, the Company completed the public distribution of 675 thousand agribusiness receivables certificates issued by Eco Securitizadora de Direitos Creditórios do Agronegócio S.A., in the amount of R$675 million, at 99% of CDI, with payment of interest twice a year, and principal maturing in October 2021. Funds will be allocated to the purchase of goods and contracting of services for the Horizonte 2 Project. Agribusiness Receivables Certificates were backed by agribusiness credit rights assigned by Itaú Unibanco S.A. and originated from the export credit note issued by Fibria-MS, as endorsed by the Company. The Company received the funds on October 23, 2015.

On December 31, 2014

On December 31, 2014, the balance of Fibria’s gross debt was R$8,327 million, R$965 million of which representing short-term debts and R$7,362 million of which corresponding to long-term debts. Of the total gross debt, 93% was foreign currency-denominated, taking the swaps into account.

Fibria’s cash position, taking into account cash and cash equivalents, securities and marking to market of current and noncurrent derivatives, as of December 31, 2014, was R$778 million (compared to R$1,924 million as of December 31, 2013). Consequently, net debt on December 31, 2014, corresponded to R$7,549 million (R$7,849 million on December 31, 2013).

On December 31, 2014, the average cost of bank debt in national currency was 7.6% p.a. and, in foreign currency, taking into account the Libor forward curve, 3.7% p.a.

Since its incorporation, Fibria has implemented a consistent and disciplined plan that focuses on reducing debt and its cost by seeking to improve its capital structure, recover and maintain its investment grade rating and obtain financing for its strategic growth in favorable market conditions.

In 2014, as part of its indebtedness management plan, the Company entered into the following transactions:

Repurchases:

•                                         In February 2014, the Company made an early settlement, with its own funds, in the amount of US$96 million (equivalent to R$233,996), with respect to developing company Finnvera.

•              On March 26, 2014, the Company repurchased and cancelled, with its own funds, the amount of US$690 million (equivalent to R$1,596 million), with respect to the outstanding balance of the “Fibria 2020” Bond.

(4) Total average cost, considering the debt in Reais, adjusted by the market swap curve.

•              In October 2014, the Company repurchased and cancelled, with its own funds, 100% of the outstanding bonds related to the “Fibria 2019” Bond, in the amount of US$63 million, originally maturing in October 2019, at the interest rate of 9.25% p.a.

•              During the year 2014, the Company repurchased and cancelled, with its own funds, 100% of the outstanding bonds related to the “Fibria 2021” Bond, in the amount of US$561 million (equivalent to R$1,290 million).

•              During the year 2014, the Company repurchased the amount of US$61 million (equivalent to R$138 million), with respect to the VOTO IV Bond, issued by subsidiary VOTO IV, originally maturing in June 2020.

•              In December 2014, the Company fully repurchased the export prepayment agreement entered into with Banco Itaú in the amount of US$250 million (equivalent to R$424 million), paying semiannual interest at the rate of 2.55% per year, plus LIBOR 6M, and maturity scheduled for 2020.

•              In December 2014, the Company fully repurchased the export prepayment agreement entered into with 11 banks in the total amount of US$189 million (equivalent to R$503 million), paying quarterly interest at the rate of 2.33% per year, plus LIBOR 3M, and maturity scheduled for 2018.

•              In December 2014, the Company made an early settlement of 100% of the balance of the Export Credit Note entered into with Banco Safra in the amount of R$326 million, at the cost of CDI + 0.85% p.a., and maturity scheduled for 2018.

•              In March 2014, the Company cancelled a revolving credit facility entered into in May 2011, through Fibria International Trade GmbH, with 11 foreign banks. The line was valid for 4 years, in the total amount of US$500 million. The payments were made on a quarterly basis at costs ranging from 1.4% p.a. to 1.7% p.a., plus quarterly LIBOR. The Company did not use this credit line.

Issues:

•              In March 2014, the Company, through its subsidiary Fibria International Trade GMBH., entered into an export credit agreement with Citibank, in the amount of US$100 million (equivalent to R$232 million), paying quarterly interest at the rate of 1.625% p.a., plus LIBOR 3M, for a term of five years.

•              In March 2014, the Company, through its subsidiary Fibria International Trade GMBH., entered into an export credit agreement with four foreign banks, in the amount of US$200 million (equivalent to R$465 million), paying quarterly interest at the rate of 1.75% p.a., plus LIBOR 3M (which may be reduced to 1.55% p.a., if Investment Grade is obtained), for a term of five years.

•              In May 2014, the Company, through its subsidiary Fibria Overseas Finance Ltd., issued bonds maturing in 2024 (Fibria 2024 Bond), at fixed interest rate of 5.25% p.a., in the amount of US$600 million (equivalent to R$1,330 million).

•              In December 2014, the Company entered into an export prepayment agreement with 11 banks in the amount of US$500 million (equivalent to R$1,370 million), US$129 million of which maturing until 2019 with an interest rate of 1.30% p.a. above the quarterly LIBOR, US$191 million of which maturing until 2019 with an interest rate of 1.40% p.a. above the quarterly LIBOR, and US$180 million of which maturing until 2020 with an interest rate of 1.55% p.a. above the quarterly LIBOR. This line was used in the early payment of debts with higher costs and less attractive terms.

•              In 2014, the Company entered into two revolving credit facilities in national currency with Banco Bradesco and Banco Itaú, in the total amount of R$300 million and R$250 million, respectively, available for four years, at the cost of 100% of the CDI, plus 2.1 % p.a., when used. During the period when the facility is not used, the Company will pay a quarterly and monthly commission in Brazilian Reais of 0.35% p.a. and 0.33% p.a., respectively. The Company has not used this credit facility yet.

•              In March 2014, the Company, through its subsidiary Fibria International Trade GMBH., entered into a revolving credit facility with seven foreign banks, in the total amount of US$280 million, available for four years, at a quarterly paid cost ranging from 1.55% p.a. to 1.70% p.a., plus LIBOR 3M, when used. During the period when the facility is not used, the Company will pay, on a quarterly basis, an amount equivalent to 35% of the spread agreed. The Company has not used this credit facility yet.

Debt Repayment Schedule

Repayment schedule. (R$ millions)

Foreign currency

National currency

f.(i). Relevant loan and financing agreements.

The loan and financing agreements relevant to the Company have the following characteristics, as identified in the explanatory note No. 23 to the standardized financial statements for 2016, 2015 and 2014.

Bank Financing

	Average annual charges - %		December 31
Type/purpose	(*)	Maturity	2016	2015	2014

In foreign currency
BNDES — Currency basket	6.5	2023	567,774	731,242	471,901
Export credits (prepayment)	3,0	2021	5,133,143	6,736,844	3,709,181
VOTO IV Eurobonds	7.75	2020	311,503	372,133	253,516
Eurobonds (issued by Fibria Overseas)	5.25	2024	1,947,446	2,329,773	1,582,827
Export credits (ACC)				45,123	263,120
Development agency (Finnvera)	0.6	2025	1,077,722

Subtotal in foreign currency			9,037,588	10,215,115	6,280,545

In national currency
BNDES - TJLP	10.0	2026	1,534,606	963,358	1,191,558
BNDES - FIXO	5.8	2022	114,970	130,205	92,764
BNDES — SELIC	7,2	2026	240,983	26,603
FINEP/FINAME	2,7	2019	2,229	5,462	10,429
BNB	11,0	2023	108,768
CRA	11,3	2023	3,984,844	675,962
Export Credit Notes - NCE	12,6	2020	685,884	702,032	714,249
Fundo Centro-Oeste (FCO), FDCO e FINEP	8,0	2027	442,639	25,095	37,064

Subtotal in national currency			7,114,923	2,528,717	2,045,974

General Total			16,152,511	12,743,832	8,326,519

(R$ thousand)

Related to the agreements for loans and financing referred to in the table above, we highlight the most relevant:

(i)            Export credits (prepayment)

IN 2016, the Company liquidate Advance Echange Agreement, in an amount total of US544 million (equivalent to R$ 1,837,208), which fees were, between 1,24% and 1,99% per year, hired on 2016.

In August 2015, the Company, through its subsidiary Fibria International Trade GMBH, entered into an amendment to the agreement in the amount of US$400 million (equivalent to R$1,390 million on that date). The amount was disbursed in three tranches: (i) US$98 million, maturing in 2019, and interest rate of 1.30% p.a. on the quarterly LIBOR; (ii) US$144 million, maturing in 2019, and interest rate of 1.40% on the quarterly LIBOR; and (iii) US$158 million, maturing in 2021, and interest rate of 1.55% p.a. on the quarterly LIBOR. These amounts will be allocated to the financing of the Horizonte 2 Project.

In 2015, the Company, through its subsidiary Veracel, entered into Advances on Foreign Exchange Contracts (ACC) in the amount of US$54million (equivalent to R$168 million), maturing until February 2016, at a fixed interest rate between 1.02% and 1.30% p.a.

In December 2014, the Company entered into a syndicated export prepayment agreement with 11 banks in the amount of US$500 million (equivalent to R$1,370 million on that date). The disbursements were made in three tranches: the first tranche in the amount of US$129,750, maturing until 2019, at an interest rate of 1.30% p.a. above the quarterly LIBOR; the second tranche in the amount of US$190,625, maturing until 2019, at an interest rate of 1.40% above the quarterly LIBOR; and the third tranche in the amount of US$179,625, maturing until 2020, at an interest rate of 1.55% p.a. above the quarterly LIBOR. This facility was used to make the early payment of debts at higher costs and with less attractive terms.

In December 2014, the Company entered into two Advances on Export Contracts (ACE), in the total amount of US$70 million (equivalent to R$182 million), maturing on December 24, 2014, at an interest rate of 0.18% p.a. One agreement was settled on the date of maturity, and the other agreement was extended for and settled on January 14, 2015.

In March 2014, the Company, through its subsidiary Fibria International Trade GMBH., entered into an export credit agreement with four foreign Banks, in the amount of US$200 million (equivalent to R$465 million on the respective date), paying quarterly interest at the rate of 1.75% p.a., plus LIBOR 3M (which may be reduced to 1.55% p.a., if Investment Grade is obtained), for a term of five years.

In March 2014, the Company, through its subsidiary Fibria International Trade GMBH., entered into an export credit agreement with Citibank, in the amount of US$100 million (equivalent to R$232 million on the respective date), paying quarterly interest at the rate of 1.625% p.a., plus LIBOR 3M, for a term of five years.

In April 2013, the Company, through its subsidiary Fibria Trading International KFT., entered into an export credit agreement with 3 banks, in the amount of US$100 million (equivalent to R$202 million on the respective date), maturing until 2018, at an initial interest rate of 1.63% p.a. above the quarterly LIBOR.

In February 2012 the company’s subsidiary Veracel Celulose S.A., raised an Export Prepayment Facility of US$33 million (equivalent to R$57 million), with semi-annual interest payments at the rate of 5% per annum over LIBOR, and amortization of principal in a single installment maturing in 2017. In January 2016, Veracel prepaid the agreement.

On May 2011, the Company obtained an exportation prepayment line with 11 foreign banks, amounting to US$300 million (equivalent to R$489 million on the respective dates) with payment of quarterly interest rate of 1.80% per year above LIBOR (which can decrease to 1.60% per year, if we obtain the condition of investment grade) for a period of eight years.

On September 2010, the Company entered into an export credit agreement with 11 banks in the amount of US$800 million (equivalent to US$1,355 million at that date) with maturities in 2018 and initial interest rate of 2.755% per year above the quarterly LIBOR and which may be reduced to 2.3%, according to the deleveraging and rating of the Company. This line was used to prepay debt with higher costs and with less attractive terms. On March 29, 2011, the Company settled in advance the amount of US$600 million (equivalent at that date to approximately R$993 million), with proceeds from the sale of Conpacel and capture of Bond Fibria 2021. On December 30, 2014, the Company early settled the balance of the agreement in the amount of US$191 million (equivalent to R$507 million), with funds raised by the PPE Sindicato of US$500 million.

On September 2010, the Company entered into a bilateral export credit agreement in the amount of US$250 million (equivalent to US$424 million at that date) with maturities in 2020 and initial interest rate of 2.55% per year above the biannual LIBOR. This line was used to prepay debt with higher costs and with less attractive terms.

On December 19, 2014, the Company early settled the amount of US$250 million in full (equivalent to R$662 million).

On March 2010, the Company entered into a bilateral export credit agreement in the amount of US$535 million (equivalent to US$956 million at that date) with interest rate of 2.95% per year above the quarterly LIBOR and with maturity until 2017. This line was fully used to pay debt with higher costs and with less attractive terms. On April 29, 2011, the Company settled in advance the amount of US$100 million (equivalent at that date to approximately R$161 million), reducing the cost of the debt and obtaining a larger payment term of the remaining balance (2013 to 2018, with quarterly payments) In 2012 the company early settled the amount of US$200 million, with no change to the other conditions. During 2013, the Company repaid US$43 million. In 2014, the amount of US$32 million was repaid upon maturity. The final maturity of the agreement was also renegotiated for August 2019. In 2015, the amount of US$40 million was repaid on the maturity date. On 2016, US$48 million was repaid upon maturity. As a result of these transactions, the outstanding balance of the principal became US$72 million (equivalent to R$235 million).

(ii)           Loan - VOTO IV (Bonds)

On June 2005, Votorantim Overseas Trading Operations Limited IV (VOTO IV), controlled in conjunction with Votorantim Participações, captured in the international market US$400 million (equivalent at that time to R$955 million) with maturity in June 24, 2020 and annual rate of 8.50%. The Company received 50% of the total funds raised, or US$200 million at that time equivalent to R$477 million. In 2013, the Company early repaid an amount of US$42 million (equivalent to R$93 million on that date). This transaction generated an expense in the amount of R$13 million, recorded in the statement of income, of which R$12 million related to the premium paid and R$1 million related to the proportional repayment of the transaction cost resulting from the purchase of this Bond.

During the year 2014, the Company repurchased the amount of US$61 million (equivalent to R$138 million) related to the VOTO IV Bond, issued by the subsidiary VOTO IV, originally maturing in June 2020. This transaction generated an expense in the amount of R$33 million, recorded in the statement of income, of which R$30 million related to the premium paid to the holders of such bonds who adhered to the offering and R$3 million related to the proportional repayment of the transaction cost resulting from the issue of this Bond. In 2015, the Company repurchased the amount of US$0.4 million. As a result of early redemption, we recognized financial expenses in the amount of US$0.07 million, of which US$0.06 million relates to the premium paid regarding the repurchase transaction, and US$0.01 million relates to the proportional amortization of transaction costs. Because of this transaction, the outstanding balance of the Bond became US$96.4 million (equivalent to R$314 million).

(iii)          Loans - Fibria 2019, Fibria 2020, Fibria 2021 and Fibria 2024 (Bonds)

Fibria 2024

On May 7, 2014, the Company, through its subsidiary Fibria Overseas Finance Ltd., completed the new issue of bonds maturing in 2024 (Fibria 2024 Bond), in the amount of US$600 million (equivalent to R$1,329,840 million), at a fixed interest rate of 5.25% p.a. The funds from the issue of the Bond were received on May 12, 2014, and a portion of such funds was used to pay the Fibria 2021 Bond.

Fibria 2021

On March 2011, the Company, through its international subsidiary Fibria Overseas Finance Ltd., captured the international market US$750 million (“Fibria 2021”, equivalent at that time to R$1,240,875 million) maturing in ten years and with repurchase option from 2016, with semiannual interest payment and rate of 6.75% per year.

During the year 2013, the Company repurchased and cancelled, with its own funds, the amount of US$189 million (equivalent to R$411 million) of the Fibria 2021 Bond. This transaction generated an expense in the amount of R$35 million, recorded in the statement of income, of which R$31 million related to the premium paid to the holders of such bonds who adhered to the offering and R$4 million related to the proportional repayment of the transaction cost of this Bond.

During the year 2014, the Company repurchased and cancelled, with its own funds, 100% of the outstanding bonds related to the Fibria 2021 Bond, in the amount of US$561 million (equivalent to R$1,290,229 million). This transaction generated an expense in the amount of R$160 million, recorded in the statement of income, of which R$150 million related to the premium paid to the holders of such bonds who adhered to the offering and R$10 million related to the repayment of the transaction cost of these Bonds.

Fibria 2020 and Fibria 2019

On October 2009, the Company, through its international subsidiary Fibria Overseas Finance Ltd., raised on the international market US$1 billion (“Fibria 2019”, equivalent at that time to approximately R$1,744 million) maturing in ten years with semiannual interest payment and rate of 9.25% per year. In May 2010, the Company announced the exchange offer of Fibria 2019, by reopening the Fibria 2020, aiming at improving the interest curve and improving the liquidity of papers, and to relax the covenants clauses to the new reality of the Company. Membership to the exchange offer was 94%.

In May 2010, the Company, through its international subsidiary Fibria Overseas Finance Ltd., raised US$750 million on the international market (Fibria 2020, equivalent to R$1,339,650 million) maturing in ten years and with repurchase option as from 2015, with semiannual interest payment at the rate of 7.50% per year.

In July 2012, the Company early repaid, with its own funds, upon the holding of a Public Offering, the amount of US$514 million (equivalent to R$1,045 million) relating to the repurchase of the Fibria 2020 Bond, raised in May 2010. This transaction generated an expense in the amount of R$151 million, recorded in the statement of income, of which R$62 million related to the premiums paid to the holders of such bonds who adhered to the offering and R$89 million related to the proportional repayment of the transaction cost from the issue of this Bond.

During the year 2013, the Company repurchased and cancelled, with its own funds, the amount of US$666 million (equivalent to R$1,347 million) of the Fibria 2020 Bond. This transaction generated an expense in the amount of R$302 million, recorded in the statement of income, of which R$193 million related to the premium paid to the holders of such bonds who adhered to the offering and R$109 million related to the proportional repayment of the transaction cost from the exchange of this Bond.

On March 26, 2014, the Company repurchased and cancelled, with its own funds, the amount of US$690 million (equivalent to R$1,596 million), related to the outstanding balance of the Fibria 2020 Bond. This transaction generated an expense in the amount of R$300 million, recorded in the statement of income, in accordance with the Company’s accounting practice, of which R$180 million related to the premium paid to the holders of such bonds who adhered to the offering and R$120 million related to the repayment of the transaction cost from the issue of this Bond.

In October 2014, the Company repurchased and cancelled, with its own funds, 100% of the outstanding bonds related to the Fibria 2019 Bond, in the amount of US$63 million (equivalent to R$153 million), originally maturing in October 2019, at the interest rate of 9.25% p.a. This transaction generated an expense in the amount of R$7 million related to the premium paid to the holders of such bonds.

(d)           BNDES

The Brazilian National Economic and Social Development Bank - BNDES has been an important source of debt financing for the Company’s capital expenditures.

In 2016, BNDES disbursed funds to the Holding in total amount of R$ 143,426, with a repayment term in the period from 2016 to 2023, subject to interest varying between TJLP, plus 1.86% per annum at 3.42% per annum, UMBNDES, plus 2.42% per annum at 2.48% per annum, Selic rate, plus 2.44% per annum at 2.72% per annum, and fixed rate of 7.00% per annum. The funds were allocated to projects of the industrial, forestry and technological innovation areas.

In May 2016, the Company, through its subsidiary Fibria-MS, entered into a credit limit agreement in the amount of R$ 2,347,524, which will be allocated to the financing of Horizonte Project 2. Until December 2016, the amount of R$ 835,611 has been disbursed, to mature in 2026 and interest at TJLP, plus 2.26% per annum, and Selic rate, plus 2.66% per annum. The remaining balance will be disbursed to the extent that the disbursement conditions have been satisfied under the needs of performance of the Project.

On December 31, 2016, the Company proportionally consolidated the book balances of loans and financing of Veracel Celulose S.A., represented by agreements with the BNDES. The total amount of the principal is R$142 million to be repaid from 2018 to 2023, and is subject to interest ranging from TJLP + 1.8% to 2.0% per year and UMBNDES + 1.8% to 2.% per year.

The pulp plants located at the Jacareí/SP, Aracruz/ES and Três Lagoas (MS) Units were given as the main collateral to the payment of such financing.

(e)           Agribusiness Receivables Certificates (CRA)

In 2016, the Company concluded four transactions for public distribution of certificates of agribusiness receivables issued by Eco Securitizadora de Direitos Creditórios do Agronegócio S.A., and secured by export credit notes issued by the Company.

The first transaction, in the total amount of R$ 1,350 million, divided into two tranches, the first tranche in the amount of R$ 880 million, with the principal to mature in 2020, semi-annual interest and cost of 97% on CDI, and the second tranche in the amount of R$ 470 million, with the principal to mature in 2023, annual interest and cost of IPCA + 5.9844% per annum, the funds were received by the Company on June 23, 2016.

The second transaction, in the total amount of R$ 374 million, with the principal to mature in 2023, annual interest and cost of IPCA + 5.9844% per annum, the funds were received by the Company on August 15, 2016.

The third transaction, in the total amount of R$ 326 million, with the principal to mature in 2020, semi-annual interest and cost of 97% on CDI, the funds were received by the Company on August 31, 2016.

The fourth transaction, in the total amount of R$ 1,250 million, divided into two tranches, the first tranche in the amount of R$ 756 million, with the principal to mature in 2022, semi-annual interest and cost of 99% on CDI and the second tranche in the amount of R$ 494 million, with the principal to mature in 2023, annual interest and cost of IPCA + 6.1346% per annum, the funds were received by the Company on December 29, 2016.

In October 2015, the Company completed the public distribution of 675 thousand agribusiness receivables certificates issued by Eco Securitizadora de Direitos Creditórios do Agronegócio S.A., in the amount of R$675 million, at 99% of CDI, with payment of interest twice a year, and principal maturing in October 2021. Funds will be allocated to the purchase of goods and contracting of services for the Horizonte 2 Project. Agribusiness Receivables Certificates were backed by agribusiness credit rights assigned by Itaú Unibanco S.A. and originated from the export credit note issued by Fibria-MS, as endorsed by the Company. The Company received the funds on October 23, 2015.

(f)           Export Credit Note (NCE), Rural Credit Note (NCR) and others

In June 2013, the Company signed an export credit note in the amount of R$498 million, maturing in 2018, at the cost of 105.85% of the CDI. This transaction is also linked to a swap intended to exchange Reais for U.S. dollars and change the floating rate to a fixed rate. Its final cost will be 4.16% p.a., plus the foreign exchange variation.

In September 2012 the company raised an Export Credit Note facility amounting to R$173 million, with semi-annual interest payments at 100% of the CDI rate, and amortization of the principal in four annual installments maturing as of 2017.

In September 2010, the Company signed an exportation credit note in the amount of R$428 million, with maturity in 2018 and cost of 100% of CDI plus 1.85% per year. In June 2013, the Company early repaid tithe amount of R$206 million (40% of the balance of the debt) and amended the outstanding balance, reducing the cost of the debt to 100% of the CDI, plus 0.85% p.a. This operation is linked to a swap in order to exchange the currency real for U.S. dollar and change the floating rate to a fixed rate, with the final cost of 5.45% per year, plus the exchange rate. In December 2014, the Company early settled 100% of the balance of the agreement, in the amount of R$326 million.

(g)           Export credit (Finnvera)

In May 2016, the Corporation, through its subsidiary Fibria-MS, entered into an agreement to raise funds for the financing of import of equipment aimed at the facilities of the future production unit of pulp in Três Lagoas (Horizont 2 Project). The amount arranged was American dollar equivalent to € 383.873 thousand with the financial institutions BNP Paribas, Finnish Export Credit (FEC), HSBC and Nordea with full guarantee from Finnvera (ECA - Export Credit Agency).

In 2016, the amount of US$ 354 million (equivalent to R$ 1,188,140) was disbursed in three tranches, in the amounts of US$ 194 million, US$ 136 million and US$ 24 million, with maturities until December 2025 and interest rates LIBOR-indexed semiannual + 1.03% p.a. for the first tranche and LIBOR semiannual + 1.08% p.a. for the other tranches. In December 2016, there was a voluntary cancelling of American dollar equivalent to € 4.561 thousand by the Corporation and the amount not yet disbursed of American dollar equivalent to € 62.469 thousand, shall be disbursed to the extent that payments to suppliers of the project are made. The events of default of the agreement are reflected in item f.(iv) below.

On September 2009, the Company contracted a loan of 125 million Euros with Finnvera (Finnish body designed to promote companies demonstrably committed to sustainability), whose total term is 8.5 years and the cost indexed to LIBOR in six months + 2.825% per year.

In February 2014, the Company early repaid, with its own funds, the amount of US$96 million (equivalent to R$234 million) corresponding to the agreement entered into with Finnvera, originally maturing in February 2018. This transaction generated an expense in the amount of R$4 million, recorded in the statement of income, related to the repayment of the transaction cost from contracting such debt.

(h)           Loan of the Fundo Constitucional de Financiamento do Centro-Oeste (FCO) and Fundo de Desenvolvimento do Centro-Oeste (FDCO)

In September 2016, from the loan total amount of R$ 831,478 before BB, the Corporation raised R$ 423,621, through its subsidiary Fibria-MS, at the interest rate of 8.0% per annum, payment of principal and monthly interests beginning in June 2019 and final maturity in December 2027. The remaining balance shall be disbursed until the end of 2017.

In December 2009, the Corporation raised R$ 73 million with Banco do Brasil, through its subsidiary Fibria-MS, with final maturity in December 2017, six months grace period, payment of principal and monthly interests at the rate of 8.5% per annum.

(ix) Forest Financing — Banco do Nordeste (BNB)

In December 2016, the Corporation entered into a forest financing agreement with Banco do Nordeste in the amount of R$ 150,427, at the interest rate of 12.95% p.a., payment of principal and interests at final maturity, in December 2023. In December 2016, there was a disbursement of R$ 109,178 and the remaining balance shall be disbursed until the end of 2018.

f.(II). Other long term relationships with financial institutions

Except the relationships contained in the contracts described above, the Company has no other long term relationships with financial institutions involving relevant amounts.

f.(III). Subordination grade among the debts

Fibria has provided collateral in loan contracts with Fundo Constitucional de Financiamento do Centro-Oeste, FINEP — Financiadora de Estudos e Projetos, and part of contracts with BNDES.

The most important assets pledged as collateral for several BNDES agreements are the manufacturing plants of Jacareí (SP), Aracruz (ES) and Três Lagoas (MS). The net book value of these assets is R$ 9,881,389 million (December 31, 2015 - R$3,633,149 million), sufficient to cover the respective loans.

Part of the agreements with the BNDES are collateralized by bank sureties.

ACE Agreements and export prepayment contracts have as warranty the exportation receivables in a volume corresponding to the next payment of interest and principal.

The remaining debt of the Company is unsecured. The Company has no debt with floating warranty.

There is no contractual subordination grade among the unsecured Company’s debts. The collateral have priority over the Company’s other debts in the event of bankruptcy, up to the limit of the collateral given. In case of a creditors tender, the collateral has priority over the remaining Company’s debt, up to the limite of the collateral.

f.iv. Any restrictions imposed on the company, especially in relation to limiting of debt and contracting of new debts, distribution of dividends, disposal of assets, issuance of the securities and sale of corporate control

Some financing of the Company and its subsidiaries have clauses that determine maximum levels of debt and leverage, as well as minimum coverage levels to interest to be due.

Covenants required

Some financings of the Corporation and its subsidiaries have covenants that determine maximum levels of indebtedness and leverage, as well as minimum levels for the coverage of interest due.

In October 2016, the Corporation concluded the renegotiation of financial covenants required. The renegotiation resulted in the following changes:

•              the minimum index for debt service coverage is suspended from the second quarter of  2017 until the end of 2018;

•              the maximum index of indebtedness (net debt over adjusted EBITDA, in North-American dollar) increased to 7x from the second quarter of 2017 until the end of 2017

•              the maximum index of indebtedness (net debt over adjusted EBITDA, in North-American dollar) increased to 6x in 2018.

No fees or commissions were paid for this renegotiation.

The financial covenants of debts of the Corporation are calculated based on consolidates financial data converted into North-American dollar.

	Until Mar/17 and after 2019	From Apr/17 until Dec/17	From Jan/18 until Dec/18
Minimum index for debt service coverage	1.0	suspended	suspended
Maximum index of indebtedness (net debt over adjusted EBITDA, in North-American dollar)	4.5	7.0	6.0

The covenants agreed in the agreements with the banks were met by the company on December 31, 2016, whereby the debt service coverage ratio stood at 4.80, while the indebtedness level ratio measured in U.S. dollars stood at 3.30.

These same contracts include the main events of default:

•              nonpayment in a timely manner of the principal or interest due;

•              inaccuracy of any representation, warranty or certification provided;

•              cross-default and cross-Judgment default, subject to an agreed value;

•              subject to certain periods of cure in the event of violation of the obligations contemplated in the agreements;

•              occurrence of certain events of bankruptcy or insolvency of the Company, its main subsidiaries or Veracel Celulose S.A. expropriation, seizure or or any other act that affect a relevant part of the Corporation assets;

•              defect, invalidity, nullity, ineffectiveness or unenforceability of the agreement;

•              extinction, termination or annulment of the agreement for any reason or person;

•              split-up of the Corporation without previous consent of lender;

•              any direct or indirect holding that is not a member of Votorantim Group, practice any act aiming at annulling, reviewing, cancelling or rejecting judicially or extrajudicially the agreement;

•              compliance with certain environmental and social conditions related to the Horizont 2 Project, for the agreement of Finnvera.

g. Limits on the use of funds already contracted

In 2014, the Company entered into two revolving credit facilities in national currency with Banco Bradesco and Banco Itaú, in the total amount of R$300 million and R$250 million, respectively, available for four years, at the cost of 100% of the CDI, plus 2.1 % p.a., when used. During the period when the facility is not used, the Company will pay a quarterly and monthly commission in Brazilian Reais of 0.35% p.a. and 0.33% p.a., respectively. The Company has not used this credit facility yet.

In March 2014, the Company, through its subsidiary Fibria International Trade GMBH., entered into a revolving credit facility with seven foreign banks, in the total amount of US$280 million, available for four years, at a quarterly paid cost ranging from 1.55% p.a. to 1.70% p.a., plus LIBOR 3M, when used. During the period when the facility is not used, the Company will pay, on a quarterly basis, an amount equivalent to 35% of the spread agreed. The Company has not used this credit facility yet.

In April 2013, the Company obtained a standby facility, in the amount of R$300 million, available for five years, at the semiannual cost of CDI, plus 1.50% p.a., when used. During the period when the facility is not used, the Company will pay an amount equivalent to 0.50% p.a. on a quarterly basis. The Company has not used the credits yet.

There are also some releases of reimbursements on loans already contracted with the BNDES which are pending financial or physical confirmation by the company. The percentages used in the financing facilities already closed are described in latter “e” of section 10.1.f.(i) of this form.

h. Significant changes in each item of the financial statements

The following tables present the values of the consolidated balance sheets and income statements for the financial years ended on December 31, 2016, 2015 and 2014, prepared in accordance with the international accounting standards (IFRS).

Assets (R$ Thousand)	2016	AV	AH	2015	AV	AH	2014
		(%)	(%)		(%)	(%)
Current
Cash and cash equivalents	2,660,073	8	147	1,077,651	4	134	461,067
Bonds and securities	2,033,159	6	44	1,411,864	5	107	682,819
Derivative financial instruments	256,723	1	858	26,795	0	(9)	29,573
Accounts receivable from clients	634,987	2	-14	742,352	3	38	538,424
Inventory	1,638,014	5	4	1,571,146	5	27	1,238,793
Taxes recoverable	144,182	0	-69	462,487	2	184	162,863
Other assets	149,718	0	-11	168,283	1	14	147,638

	7,516,856	22	38	5,460,578	19	67	3,261,177

Noncurrent
Bonds and securities	5,688	0	-92	68,142	0	33	51,350
Derivative financial instruments	242,323	1	-11	273,694	1	70	161,320
Related parties	9,777	0	-17	11,714	0	47	7,969
Taxes recoverable	1,717,901	5	14	1,511,971	5	(14)	1,752,101
Advance payment to suppliers	664,381	2	5	630,562	2	(9)	695,171
Legal deposits	198,657	1	2	195,344	1	2	192,028
Assets held for sale	598,257	2	0	598,257	2	0	598,257
Deferred taxes	1,210,541	4	-50	2,399,213	8	101	1,190,836
Other assets	111,032	0	20	92,714	0	2	91,208
Investments	130,388	0	-5	137,771	0	72	79,882
Biological assets	4,351,641	13	6	4,114,998	14	11	3,707,845
Fixed	13,107,192	38	39	9,433,386	32	2	9,252,733
Intangible	4,575,694	13	2	4,505,634	15	(1)	4,552,103

	26,923,472	78	12	23,973,400	81	7	22,332,803

Total assets	34,440,328	100	17	29,433,978	100	15	25,593,980

Liabilities and Equity (R$ Thousand)	2016	AV	AH	2015	AV	AH	2014
		(%)	(%)		(%)	(%)
Current
Loans and financing	1,138,287	3	6	1,072,877	4	11	965,389
Derivative financial instruments	245,839	1	-19	302,787	1	63	185,872
Accounts payable to suppliers	1,866,831	5	179	668,017	2	13	593,348
Wages and social fees	168,056	0	-2	170,656	1	26	135,039
Taxes and fees payable	85,573	0	-85	564,439	2	905	56,158
Dividends payable	396,785	1	360	86,288	0	123	38,649
Other accounts payable	121,750	0	35	90,235	0	(28)	124,775

	4,023,121	12	36	2,955,299	10	41	2,099,230

Noncurrent
Loans and financing	15,014,224	44	29	11,670,955	40	59	7,361,130
Derivative financial instruments	234,795	1	-72	825,663	3	95	422,484
Deferred taxes	409,266	1	51	270,996	1	2	266,528
Provision for contingencies	189,892	1	15	165,325	1	14	144,582
Liabilities related to assets held for sale	477,000	1	0	477,000	2	0	477,000
Other accounts payable	274,350	1	8	253,420	1	22	207,321
	16,599,527	48	21	13,663,359	46	54	8,879,045

Total liabilities	20,622,648	60	24	16,618,658	56	51	10,978,275

Net Property
Capital	9,729,006	28	0	9,729,006	33	0	9,729,006
Capital reserve	11,350	0	-27	15,474	0	295	3,920
Treasury shares	(10,378)	0	0	(10,378)	0	0	(10,346)
Equity Adjustment	1,599,640	5	-2	1,639,901	6	2	1,613,312
Profit reserves	2,421,456	7	76	1,378,365	5	(57)	3,228,145

Net equity attributable to shareholders	13,751,074	40	8	12,752,368	43	(12)	14,564,037

Non-controlling interest	66,606	0	6	62,952	0	22	51,668

Total net property	13,817,680	40	8	12,815,320	44	(12)	14,615,705

Total liabilities and net equity	34,440,328	100	17	29,433,978	100	15	25,593,980

Statement of Income (R$ Thousand)	2016	AV	AH	2015	AV	AH	2014
		(%)	(%)		(%)	(%)
Revenues	9,614,817	100	(5)	10,080,667	100	42	7,083,603
Costs of sold goods	(7,108,346)	(74)	21	(5,878,209)	(58)	6	(5,545,537)

Gross profit	2,506,471	26	(40)	4,202,458	42	173	1,538,066

Sale expenses	(481,306)	(5)	10	(437,253)	(4)	20	(365,214)
Administrative expenses	(275,797)	(3)	4	(265,621)	(3)	0	(265,077)
Result of equity	(751)	0	(291)	393	0	(163)	(622)
Other operational incomes, net	(321,167)	(3)	(1,419)	24,347	0	(97)	749,462

	(1,079,021)	(11)	59	(678,134)	(7)	(672)	(118,549)

Result before financial income and expenses	1,427,450	15	(59)	3,524,324	35	113	1,656,615

Financial income	282,465	3	27	221,679	2	65	133,950
Financial expenses	(751,710)	(8)	32	(569,793)	(6)	(45)	(1,040,597)
Result from derivative financial instruments	700,927	7	(184)	(830,128)	(8)	13.212	(6,236)
Monetary and exchange variations, net	1,384,535	14	(155)	(2,507,023)	(25)	247	(721,842)

	1,616,217	17	(144)	(3,685,265)	(37)	125	(1,634,725)

Result before the income tax and social contribution on income (loss)	3,043,667	32	(1,991)	(160,941)	(2)	(835)	(21,890)

Income tax and social contribution
Current	(53,265)	(1)	(92)	(684,246)	(7)	1.378	(46,280)
Deferred	(1,326,786)	(14)	(210)	1,202,172	12	543	186,942

Net income (loss) of the financial year	1,663,616	17	366	356,985	4	120	162,552

Attributable to
Company Shareholders	1,654,848	17	384	342,185	3	120	155,584
Noncontrolling Shareholders	8,768	0	(41)	14,800	0	112	6,968

Loss for the year	1,663,616	17	366	356,985	4	120	162,552

Basic earnings (loss) per share — in Reais	2.99	0	382	0.62	0	120	0.28

Income (loss) diluted per share — in Reais	2.98	0	381	0.62	0	120	0.28

Comments on significant changes verifiable in the comparison between the consolidated balance sheets for the years 2016 and 2015.

Assets

The total consolidates assets of the corporation suffered an increase of 17% in 2016, equivalent to R$ 5,006,350 thousand, which can be explained mainly by variations in the notes commented below, considering the amounts classified in the current and non-current asset:

Cash and cash equivalents and securities

The balance of cash and cash equivalents and securities showed an increase of R$ 2,141,263 thousand arising from, mainly (i) the incursions of debts in the period, among which we highlight the debts that shall be used for financing Horizont 2 Project, such as the four issuances of Certificates of Agribusiness Receivables (CRA), in the amount of R$ 3,300 million, the raising before the export credit Agency of Finland (Finnvera) by Fibria-MS, in the amount of R$ 1,188 million, the disbursements of agreements entered into with BNDES, in the amount of R$ 979 million and, the raising before the Center-West Development Fund (FDCO), in the amount of R$ 424 million, and (ii) the investment in securities of the cash surplus generated in the operations.

Derivative financial instruments

The net asset related to derivative financial instruments (assets less liabilities) showed an increase of R$ 846 million in the year, mainly due to the effect of the marked-to-market instruments, which are impacted on the variations of U.S. dollar against the Real. In 2016, the Corporation recognized a net income with derivative financial instruments in the amount of R$ 700,927 thousand.

Trade accounts receivable

The balance of trade accounts receivable showed a reduction of R$ 107,365 thousand. The variation is related mainly to the impact of the dollar fall over the accounts receivable of sales abroad and with the increase in the volume of transactions of  forfaiting conducted in 2016 compared to the year of 2015 (2016: R$ 1,812,105 thousand | 2015: R$ 1,788,970 thousand). With regard to the average term for receipt in the foreign market, the Corporation had a reduction of 6 days, from 26 days in December 2015 to 20 days in December 2016; in the domestic market, in turn, there was an increase of 5 days, from 32 days on December 31, 2015 to 37 days on December 31, 2016.

Inventories

The increase of R$ 66,868 thousand in inventories is related to the following factors: (i) the purchase of pulp under the contract with Klabin (ii) the reduction of 5 days of inventory, from 52 days in 2015 to 47 days in 2016, and (iii) the effect from the devaluation of U.S. dollar against the Real.

Deferred taxes

The net balance of the assets deferred taxes (asset tax, less liability tax) decreased R$ 1,326,942 thousand mainly due to the exchange variation on loans, financings and transactions in foreign currency by reason of the taxation option made by the Company of exchange variation at cash basis, the tax effect on adjustment of the biological assets recognized in the year, the tax benefit of premium accounting unamortized and the recognition of the effect of provision for income tax and social contribution on income of the subsidiaries on abroad.

Fixed assets, biological assets and intangible

The balance of fixed assets increased R$ 3,673,806 thousand arising out of the following changes: (i) depreciation of assets that amounted to R$ 792 million; (ii) write-offs in the amount of R$ 37 million and, (iii) additions that amounted to R$ 4,431 million, and we can point out from among them the advances related to Horizonte 2 Project.

The balance of biological assets increased R$ 236,643 thousand arising out of the following changes: (i) reductions for the period in the amount of R$ 1,087 million; (ii) additions resulting from the planting and reform of R$ 1,538 million and, (iv) negative variation in evaluation of the fair value at the end of the report period, in the amount of R$ 212 million.

The balance of intangible assets increased R$ 70,060 thousand arising out of the following changes: (i) amortizations for the period of R$ 67 million and, (ii) additions of R$ 119 million, mainly related to the recognition of the right of exploitation of the concession of Macuco Terminal, in the amount of R$ 115 million.

Liabilities

The total consolidated liabilities of Fibria increased 24% in 2016, equal to R$ 4,003,990 thousand, mainly due to variations in the accounts commented below, considering the amounts classified in current and non-current liabilities:

Short- and long-term loans and financings

The balance of loans and financing increased R$ 3,408,679 thousand for the year, mainly due to the following factors: (i) loans and financings raised in the amount of R$ 7,904 million; (ii) appropriation of interest in the amount of R$ 717 million; (iii) recognition of net revenue from exchange variation of R$ 1,716 million (due to the appreciation of 16.5% of Real against U.S. dollar in the year) and, (iv) payment of interest and principal of debt in the amount of R$ 3,353 million.

Trade accounts payable

The trade accounts payable increased R$ 1,198,814 thousand in 2016, substantially due to the increase in volume of services and purchase of machinery and equipment for the H2 Project and the acquisitions of pulp of Klabin, to mature within 360 days.

Taxes and fees payable

The taxes and fees payable decreased R$ 478,866 thousand in 2016, substantially due to the non-recognition of IRPJ and CSLL by reason of the loss for the year.

Dividends payable

The increase in the balance of dividends payable of R$ 310,497 thousand is related to (i) the payment in May 2016 of the amount of R$ 81,269 thousand relating to the minimum dividends computed in 2015 and, (ii) the recognition of the mandatory minimum dividends for 2016, in the amount of R$ 393,026 thousand, corresponding to 25% of the adjusted profit for the fiscal year.

Stockholder’s equity

The balance of the stockholder’s equity decreased 8% in the year of 2016, equal to R$ 1,002,360 thousand, and the main changes in stockholder’s equity occurred during the fiscal year are mainly related to: (i) the distribution in May 2016 of R$ 218,731 thousand as additional dividend proposed for the fiscal year of 2015, from the approval at Annual General Meeting held on April 27, 2016; (ii) the creation of legal reserve in the amount of R$ 82,743 thousand; (iii) the removal of mandatory minimum dividends in the amount of R$ 393,026 thousand and, (iv) the allocation of the remaining income for the investment reserve account in the amount of R$ 1,179,079 thousand.

Comments on significant changes verifiable in the comparison between the consolidated balance sheets for the years 2015 and 2014

The total consolidates assets of the corporation suffered an increase of 15% in 2015, equivalent to R$3,839,998 thousand, which can be explained mainly by variations in the notes commented below, considering the amounts classified in the current and non-current asset:

Cash and cash equivalents and securities

The balance of cash and cash equivalents and securities increased R$1,362,421 thousand chiefly due to (i) funding raised in the period, which include the amounts to be used in the financing of the Horizonte 2 Project, such as the early export payment raised by the subsidiary Fibria International Trade GmbH, in the amount of US$400 million (equivalent to R$1,390 million on that date), and issue of Agribusiness Receivables Certificates (CRA) by Fibria-MS, in the amount of R$675 million; and (ii) investments in securities of surplus cash generated from operations.

Accounts receivable from clients

The balance of Accounts receivable from clients increased R$203,928 thousand. The variation relates primarily to the international market, chiefly due to (i) effects of the variation in US dollar rates on the balance outstanding, with positive impact of R$728 million; and (ii) the increase in the volume of forfeiting transactions carried out in December 2015, with impact of R$468 million. Our average collection period decreased 1 day, from 27 days in December 2014 to 26 days in December 2015. In the domestic market, this period increased 2 days, from 30 days as of December 31, 2014 to 32 days as of December 31, 2015.

Inventories

Inventories increased R$332,353 thousand, due to (i) the decrease in sales volume in 2015 compared to 2014; (ii) the increase of  4 inventory days, from 48 days in 2014 to 52 days in 2015; (iii) the effect from the appreciation in US dollar rates against the Real; and (iv) the effect from the increase in costs and inputs inherent to production processes.

Deferred taxes

The net balance of deferred taxes (tax assets, less tax liabilities) increased R$1,203,909 thousand, chiefly due to the effects from exchange rates variations on loans, financing and transactions in foreign currency, due to the Company’s decision for taxation of exchange rate variations based on the cash regime; use of non-amortized goodwill for payment of taxes, and recognition of the effects of the provision for the income and social contribution taxes on the income of international subsidiaries.

Fixed and biological assets

The balance of fixed assets increased R$180,653 thousand, as a result of the following changes: (i) asset base depreciation of R$780 million; (ii) write-offs in the amount of R$40 million; and (iii) additions in the amount of R$1,013 million, which include pre-payments regarding the Horizonte 2 Project, and the acquisition of land from Votorantim, on December 28, 2015, for the amount of R$452 million.

The balance of biological assets increased R$407,153 thousand, due to the following changes: (i) cuts made in the period, totaling R$1,103 million; (ii) additions arising from planting and refurbishment, in the amount of R$1,344 million; and (iii) positive variation in the fair value at the end of the reporting period, in the amount of R$185 million.

Liabilities

Fibria’s consolidated liabilities increased 51% in 2015, or R$5,640,383 thousand, primarily due to variations in items described below, including the amounts classified in current and noncurrent liabilities:

Loans and financing (short and long term)

The balance of loans and financing increased by R$4,417,313in the year, primarily due to the following factors: (i) loans and financing in the amount of R$3,118 million; (ii) appropriation of interest in the amount of R$479 million; (iii) recognition of an exchange-rate variation net expense of R$3,038 million (due to a 47% devaluation of the Real against the US dollar throughout the year); and (iv) payment of debt interest and principal in the amount of R$2,206 million.

Derivative financial instruments

Net liabilities regarding derivative financial instruments (liabilities less assets) increased by R$410,498 thousand in 2015, especially due to the effect of marking-to-market of the instruments contracted, which are influenced by the US/Real exchange rate. In 2015, the Company recognized net losses from derivative financial instruments in the amount of R$830,128 thousand.

Taxes and charges payable

The balance of taxes and charges payable increased R$508,281 thousand in 2015, chiefly due to the recognition of approximately R$501 million in IRPJ and CSLL taxes payable on taxable income ascertained for the period, which was impacted by the addition of income from subsidiaries abroad, according to Law 12973/14.

Net Equity

Net equity decreased 12% in 2015, or R$1,800,385 thousand. Changes in equity during the year related primarily to: (i) distribution of dividends in the amount of R$2,110,854 thousand, of which R$110,854 thousand refers to the balance remaining from income in 2014, and R$2,000,000 thousand refers to income from previous years; (ii) recording of legal reserves in the amount of  R$17,110 thousand; (iii) minimum mandatory dividends of R$81,269 thousand and proposal for the additional distribution of dividends of R$218,731 thousand, to be approved by the Annual General Shareholders’ Meeting to be held in April 2016; and (iv) allocation of the remaining income to the investment reserve account, in the amount of R$25,075 thousand.

Comments on significant changes verifiable in the comparison between the consolidated balance sheets for the years 2014 and 2013

Assets

The company’s total consolidated assets showed a decrease of 4%, or R$1,156,192, in 2014, primarily due to variations in items commented below, including amounts in current and non-current assets:

Cash and cash equivalents and securities

Cash and cash equivalents showed a decrease of R$1,192,881 primarily due to measures taken to optimize debts (liability management) through the settlement of debts and advanced repurchase of Bonds carried out in 2014. Throughout the year, the Company repaid a debt of over US$2 billion.

Accounts receivable from clients

Accounts receivable from clients showed an increase of 41% or R$156,337. The variation relates primarily to the international market and arises from the decrease in the volume of forfaiting transactions carried out in December 2014 with an impact of R$117 million. Variations in US dollar rates also influenced the increase in the balance outstanding, with an impact of R$71 million, which was offset by the decline in revenues in December 2014 compared to 2013. In relation to the average collection period, we had an increase of 3 days, from 24 days in December 2013 to 27 days in December 2014, due to the reasons above.

Accounts receivable from the sale of land and improvements

The amount of R$902,584 was outstanding on the base date December 31, 2013, being fully paid to the Company in the 1st half of 2014, upon the fulfilment of certain obligations and legal registrations carried out by the Company.

Taxes recoverable

The balance of recoverable taxes increased by 103%, or R$970,029, primarily due to (i) the recognition, after the final and unappeallable judgment in June 2014, of the credit regarding the Befiex program, in the amount of R$860,764, and the corresponding monetary restatement based on the Selic rate; and (ii) the recognition of R$37 million regarding the Reintegra program (Special Tax Refund Regime for Exporting Companies), in which the Company became a beneficiary upon the publication of Law No. 13043/2014, of November 13, 2014), in effect as from October 1, 2014.

Deferred taxes

The net balance of deferred taxes (tax assets less tax liabilities) increased by R$192,088, primarily due to the effect of exchange-rate variations on foreign-currency loans, financing and transactions carried out in view of the Company’s option for the taxation of exchange-rate variations on a cash basis and the use of non-amortized goodwill tax credits.

Assets held for sale

The variation in assets held for sale is due to the reclassification, from short-term to long-term, of the amounts regarding the items included in the Losango Project (disposal of forestry assets and lands located in the State of Rio Grande do Sul), since the completion of the sale is not being exclusively managed by the Company’s management, and depends on various governmental approvals that are taking longer than expected.

Other assets

The reduction in the balance refers substantially to the transfer of rights regarding accounts receivable as a result of the reimbursement of IPI Premium-credit tax incentive to the Company, in the amount of R$158,500.

Fixed and biological assets

Our balance of fixed assets showed a decrease of 6%, or R$571,771, arising from the following changes: (i) asset base depreciation totaling R$798 million; (ii) R$127 million in derecognitions, and (iii) additions to investment in fixed-asset modernization and project development totaling R$349 million.

Biological assets showed an increase of 8%, or R$284,411, due to the following changes: (i) cuts made in the period, totaling R$959 million; (ii) additions arising from planting and refurbishment, in the amount of R$1,190 million; and (iv) positive variation in fair value at the end of the reporting period, in the amount of R$52 million.

Liabilities

Fibria’s total consolidated liabilities showed a decrease of 10%, or R$1,280,643, in 2014, primarily due to variations in items commented below, including the amounts classified in current and noncurrent liabilities:

Loans and financing (short and long term)

The balance of loans and financing showed a decrease of R$1,446,578in the year, primarily due to the following factors: (i) funding for loans and financing in the amount of R$4,382 million; (ii) accrued interest in the amount of R$476 million; (iii) recognition of an exchange-rate variation net expense of R$690 million; (iv) payment of debt interest and principal in the amount of R$7,127 million; and (v) proportional repayment of funding costs (Bonds and other) in the amount of R$133 million.

Dividends payable

The variation in the balance refers substantially to the dividends proposed by the Company, in the amount of R$36,951, corresponding to 25% of the adjusted net income for 2014, as provided for in the Company’s by-laws.

Liabilities related to assets held for sale

This balance was reclassified from short-term to long-term for the same reason described in item “Assets held for sale” above.

Net Equity

Net equity showed an increase of 1%, or R$124,451 in 2014 against 2013. Changes in equity during the year related primarily to (i) consolidated net income of R$162,552 recorded in the period, (ii) recording of legal reserve, in the amount of R$7,779, (iii) dividends proposed, in the amount of R$36,951, as described above, and (iv) allocation of the remaining income to the investment reserve account, in the amount of R$110,853 thousand.

The Annual General and Special Shareholders’ Meeting held on April 28, 2015 approved the allocation of net income and modified the proposal originally presented by the Management, considering that the portion of net income originally recorded to the investments reserve account (capital expenditures budget), in the amount of R$110,853 thousand, was totally allocated for payment of additional dividends to shareholders.

Comments on significant changes verifiable in the comparison between the consolidated income statements for the years 2016 and 2015.

Net revenues

The net operating revenue of the Company amounted to R$ 9,614,817 thousand in 2016, 5% less that those recorded in 2015. Such reduction is mainly due to the decrease of 15% in net average price in dollar, partially compensated by the increase of 8% in sales volume (including the sales from the contract with Klabin) and appreciation of 5% in average dollar for the period between 2015 and 2016.

The sales volume of pulp in the year of 2016 reached to 5.5 million of tons, 8% higher than the volume sold in the prior year (corresponding to 5.1 million).

The pulp exportations represented 90.5% of net sale revenues of pulp and 90% of the pulp sales volume in 2016, compared to 91.8% and 90.3%, respectively, in 2015.

The Europe remained with the highest share in revenue per region, representing 36%, followed by Asia, representing 32%, North America representing 22%, and Brazil representing 10%.

Regarding the distribution of sales per end use, the industry of Sanitary Paper represented 48% of the total sales in 2016, followed by Printing and Writing, representing 34%, and Special Papers, representing 18%.

Rebates are frequently given to customers of the Company located in Europe and North America.

Cost of goods sold

The cost of goods sold amounted to R$ 7,108,346 thousand, representing an increase of R$ 1,230,137 thousand (equal to 21%) in relation to 2015, mainly due to (i) an increase of 40% in variable costs, from R$ 2,602 million in 2015 to R$ 3,646 million in 2016 and, (ii) an increase of 17% in expenses of benefits to employees, from R$ 498 million in 2015 to R$ 580 million in 2016. The variable cost increased essentially due to the expenses related to purchase of pulp under the contract with Klabin and, impacts on increases in cost of production cash due to the highest average curve in transportation and highest portion of wood acquired from third parties. The increase in expenses of benefits to employees is related to the annual adjustments in salary of the employees.

The cost of production cash in the year was R$ 680/ton, 10% more than the cost recorded in 2015, of R$ 610/ton, mainly due to: (i) the increase of R$ 33/ton in the wood cost (including transportation), R$ 16/ton in variable costs (mainly the lowest result of utility related to the energy sales), R$ 8/ton in fixed costs (materials and services) and R$ 4/ton of impacts on exchange variation, which were compensated in R$ 4/ton by the lowest cost in scheduled stops for maintenance. Excluding the effects from the scheduled stops, our cost of production cash would be R$ 649/ton in 2016, compared to R$ 581/ton in 2015.

Gross profit

The combined result of the decrease in net revenues and the increase in cost of goods sold justifies a reduction of 40% (or R$ 1,695,987 thousand) in gross profit in 2016 when compared to the year of 2015, with a gross margin of 26% in 2016, against 42% in 2015.

Sale expenses

The sale expenses amounted to R$ 481,306 thousand, representing an increase of 10% in relation to the prior year (R$ 44,053 thousand). The increase is mainly due to the increase in sales volume and the appreciation of average U.S. dollar in the period against the Real, mainly impacting on the terminal expenses. The ratio between sale expenses and net revenues increased from 4.3% in 2015 to 5.0% in 2016.

Administrative expenses

The administrative expenses amounted to R$ 275,797 thousand in 2016, practically stable in relation to the prior year (R$ 265,621 thousand). The ratio between administrative expenses and net revenues increased from 2.6% in 2015 to 2.9% in 2016.

Other operating revenues (expenses), net

In 2016, net expenses were recognized of R$ 321,167 thousand, compared to net revenues of R$ 24,347 thousand in 2015, mainly due to the combined result of the following factors:

(i)            reduction of R$ 397 million in result of the fair value of biological assets, i.e. from a gain of R$ 185 million in 2015 to a loss of R$ 212 million in 2016;

(ii)           recognition of R$ 31 million of loss on the sale of fixed assets in 2016, compared to a gain of R$ 135 million of loss in 2015, mainly due to the sale of 5 thousand hectares of lands to Votorantim in 2015;

(iii)          recognition in 2015 of the supplementary provision for loss of ICMS credits for prior years in the amount of R$ 165 million. Until September 2015, such provision was equal to 80% of total in the State of Espírito Santo; however, due to the low probability of realization of such credits, the percentage was increased to 100% from October 2015; and

(iv)          reduction of R$ 58 million in expenses for employee variable compensation programs, from R$ 119 million in 2015 to R$ 61 million in 2016, mainly due to the decrease in price of shares of the Company, which impacts on the measurement of the variable compensation programs of the Board of Officers and general managers.

Financial Income

The financial income amounted to net revenue of R$ 1,616,217 thousand, compared to a net expense of R$ 3,685,265 thousand in 2015, representing an increase of 144%, due to:

(i)            the increase in financial expenses of 32%, from R$ 570 million in 2015 to R$ 752 million in 2016, due to the increase in gross indebtedness of the Company by reason of the raisings made in 2016;

(ii)           the effect from exchange variation from devaluation of 16.5% of U.S. dollar against the Real in the year of 2016, in which the net revenues amounted to R$ 1,385 million in 2016, compared to a net expense of R$ 2,057 million in 2015; and

(iii)          the increase of R$ 1,531 million in positive income of derivative financial instruments, from a net loss of R$ 830 million in 2015 to a net gain of R$ 701 million in 2016, due to the devaluation of U.S dollar against the Real along the year.

Income tax and social contribution

The tax rate of the income tax and social contribution in Brazil was 34% in 2016 and 2015. The Company and its subsidiaries located in Brazil use the taxable income mechanics. The subsidiaries located on abroad use the profit computation mechanics under the rules of computation of the country where are located.

The Company continues to believe in the provisions set forth by international treaties to avoid double taxation. However, as its applicability is subject to the final definition by the Supreme Federal Court, the Company’s profits are currently taxable pursuant to Law 12.973/14.

The Law 12.973/14 revoked the article of the Executive Order No. 2.158/01 and provides that a portion of adjustment in the investment amount in any direct or indirect subsidiaries domiciled on abroad equal to the profits earned by it before the income tax, except for the exchange variation, will be computed in determining the taxable income and the tax basis for Social Contribution on Net Income of the holding legal entity domiciled in Brazil at the end of each year. The repatriation of such profits in subsequent years will not be subject to the future taxation in Brazil. The Company recognizes provisions for income taxes of subsidiaries on abroad at accrual basis.

The actual tax rate realized was 45.3% in 2016 compared to 321.8% in 2015.

The difference between 2016 and 2015, besides the income before tax in the respective years, is mainly due to the reduction of the tax effect on benefit of the Reintegra Program and the net income from exchange variation recognized as income from conversion into the actual functional currency of subsidiaries on abroad. As the Real is not the currency used for purposes of taxation in such countries, such effect is not recognized by subsidiaries on abroad and will never been subject to taxation in Brazil. The effect from the exchange variation of subsidiaries on abroad was a loss of R$ 314 million in 2016 and a gain of R$ 458 million in 2015, reflecting an appreciation of the Real against foreign currencies (substantially U.S. dollar and euro), and

The cash disbursement for payment of the income tax and social contribution for the fiscal year amounted to R$ 106,411 thousand in 2016, compared to R$ 76,395 thousand in 2015.

Net profit to the non-controlling stockholders

The interest of non-controlling stockholders was R$ 14,800 thousand in 2015 to R$ 8,768 thousand in 2016.

Net Income for the fiscal year

In view of the foregoing, the consolidated net income for the year of 2016 amounted to R$ 1,663,616 thousand, compared to the net income of R$ 356,985 thousand in 2015. The net income for the fiscal year represented 17% of revenues in 2016, compared to 4% in 2015.

Comments on significant changes verifiable in the comparison between the consolidated income statements for the years 2015 and 2014.

Net Revenues

The Company’s net operating revenues amounted to R$10,080,667 thousand in 2015, up by 42% on the amount registered in 2014. This increase is primarily due to a higher average price in US dollars and the appreciation of the US dollar against the Brazilian real, partially offset by a fall in the sales volume.

Pulp sales in 2015 totaled 5.1 million tons, down by 3.5% on the volume traded in the prior year (of 5.3 million), due to a fall in sales to Asia (117 thousand tons, or 8.8%), North America (54 thousand tons, or 4.3%) and Brazil/South America (18 thousand tons, or 3.5%) in 2015 compared with 2014. Sales to Europe remained stable year on year.

Pulp exports accounted for 91.8% of net revenues from pulp sales, and 90.3% of the volume of pulp sales in 2015, compared to 91.6% and 90.3%, respectively, in 2014.

Europe remained as the primary sales destination, accounting for 42.9%, followed by Asia, with 23.7%, North America with 23.6% and Brazil/South America with 9.8%

Discounts are often granted to our clients in Europe and North America.

Cost of goods sold

Cost of goods sold amounted to R$5,878,209 thousand, an increase of R$332,672 thousand (equivalent to 6%) against 2014. This result was mainly due to: (i) the increase in production cash cost, influenced mainly by an increase in non-recurring costs of wood, the appreciation of the US dollar against the Real and lower energy sales due to a fall in prices; and (ii) the effect of exchange rates on logistic costs such as freight, partially offset by lower costs of bunkers, thanks to the price in the price of oil .

Production cash cost for the year was R$618/ton, up by 19% on the cash cost for 2014, which was R$519/ton, mainly due to the increase in non-recurring wood costs, the consequence of (i) a larger share of wood from third parties and from Losango, which increased the average distance from the forests to the plants; (ii) and foreign-exchange effect, due to the appreciation of the US dollar against the Real; (iii) lower income from the sale of utilities (electricity); and (iv) increased stoppage costs for maintenance. The inflation registered in year 2015 was 10.7% (IPCA), and the appreciation of the US dollar against the Brazilian currency reached 47%.

Gross profit

As a result of the combination of the increase in net revenues and the increase in costs of goods sold, gross profit was up by 173% (or R$2,664,392 thousand) in 2015 compared to 2014, with a gross margin of 42% in 2015 against 22% in 2014.

Selling expenses

Selling expenses totaled R$437,253 thousand, up by 20% against the prior year (R$265,077). This increase is mainly due to the rise in the average US dollar rate against the Real, which affected terminal costs in particular, partly offset by a fall in the sale volume. The ratio of selling expenses to net revenues fell from 5.2% in 2014 to 4.3% in 2015.

Administrative Expenses

Administrative expenses totaled R$265,621 thousand in 2015, practically stable in relation to the prior year (R$265,077 thousand). The ratio of administrative expenses to net revenues fell from 3.7% in 2014 to 2.6% in 2015.

Other operating revenues (expenses), net

The decrease of 97%, or 725,115 thousand, in this account was mainly due to a combination of the following factors:

(i)                  the recognition of tax credits in the amount of R$852 million in 2014 (substantially, credits from the Befiex Program. as described in note 24(d)(i) to the 2014 financial statements), against R$7 million in 2015;

(ii)               an increase of R$133 million in the fair value of biological assets, from R$52 million in 2014 to R$185 million in 2015;

(iii)            recognition of R$135 million in capital gains on the sale of land in 2015, compared with a loss of R$68 million in 2014, principally due to the sale of 5 thousand hectares of land to Votorantim;

(iv)           recognition of a supplementary provision for loss of ICMS credits from prior years, amounting to R$165 million. Up to September 2015, this provision was the equivalent of 80% of the total for the State of Espírito Santo; however, due to the low probability of being able to realize these credits, the percentage was increased to 100% in October 2015; and

(v)              reversals of provisions for contingencies for R$14 million in 2015, against recognition of a provision for the same amount in 2014.

Financial Result

The financial result totaled net expenses of R$3,685,265 thousand, compared to expenses of R$1,634,725 thousand in 2014, equivalent to an increase of 125% due to:

the increase in financial revenues from R$134 million in 2014 to R$222 million in 2015, as result of the recognition of interest rates and currency variation in the amount of R$84 million for adjustment of taxes recoverable (substantially, Befiex credits), and R$132 million in interest on securities;

a decrease from R$1,041 million in financial expenses in 2014 to R$570 million in 2015 due to (a) the absence of charges regarding the repurchase of Bonds in 2015, which amounted to R$599 million in 2014; (b) the reduction of R$19 million in expenses from interest and raising costs on loans and financing; and (c) a R$47 million increase in other financial expenses;

the effect of foreign exchange variation resulting from the 47% appreciation of the US dollar against the Brazilian currency in 2015, with net expenses of R$2,507 million compared to R$722 million in 2014; and

the net loss from derivative financial instruments in the amount of R$830 million in 2015, compared to net losses of R$6.2 million in 2014, due to the appreciation of the US dollar against the Brazilian Real.

Income and social contribution taxes

Income and social contribution tax rates in Brazil reached 34% in 2015 and 2014. The Company and its subsidiaries in Brazil declare tax according to the real income regime. Overseas subsidiaries declare tax in accordance with the rules in force in the countries where they are based.

The Company continues to believe that double taxation treaties will be applicable in the future. However, since a decision is still awaited from the Federal Supreme Court, the Company currently declares tax on earnings in accordance with Law No. 12973/14.

This law replaced Article 74 of Provisional Measure 2.158/01 and determines that the portion of the adjustment of the value of an investment in a direct or indirect subsidiary based overseas, equivalent to its pre-tax earnings, ignoring currency adjustment, should be included in the calculation of real income and in the calculation base for social contribution on net income for the parent company domiciled in Brazil, at the end of each year. The repatriation of these earnings in subsequent years is not subject to further taxation in Brazil. The Company recognizes provisions for tax on the income of overseas subsidiaries on an accrual basis.

The effective rate realized was 321.8% in 2015 and negative by 642.6% in 2014, reflecting a tax benefit of R$517,926 thousand in 2015 and R$140,662 thousand in 2014.

The principal reasons for the difference between 2015 and 2014, in addition to the pre-tax results in each year, are as follows:

(i)                 the effect of foreign exchange variation on assets, which was registered as income from offshore subsidiaries’ translation to the functional currency, or the Brazilian real. Since the Brazilian Real is not used for purposes of taxation in the respective countries, this effect is not recognized for offshore subsidiaries, and it will never be subject to taxation in Brazil. The effect of currency variation on overseas subsidiaries was R$458 million in 2015 and R$123 million in 2014, reflecting the devaluation of the Real against foreign currencies (mainly the US dollar and the Euro); and

(ii)              the tax effect of R$32 million recognized in 2014 for tax credits received on income tax.

Cash disbursements for payment of income and social contribution taxes for the year totaled R$76,395 thousand in 2015, compared to R$28,945 thousand in 2014.

Net income attributable to minority shareholders

Minority interest was R$14,800 thousand in 2015 and R$6,968 thousand in 2014.

Net income for the year

As a result of the considerations above, consolidated net income totaled R$356,985 thousand in 2015, against R$162,552 thousand in 2014. Net income for the year accounted for 4% of revenues in 2015 compared to 2% in 2014.

Comments on significant changes verifiable in the comparison between the consolidated income statements for the years 2014 and 2013.

Net Revenues

The Company’s net operating revenues amounted to R$7,083,603 in 2014, up by 2% on the amount of R$6,917,406 registered in 2013. This increase is primarily due to increased sales and the 9% appreciation of the US dollar against the Brazilian real, since the net average price in Brazilian Reais remained unchanged.

Pulp sales in 2014 totaled 5.3 million tons, up by 2% on the volume traded in the prior year (of 5.2 million), due to the increase in sales to the European market. Europe remained our main sales destination, with a 41% share on sales, followed by Asia with 25%, North America with 24%, and Brazil/Others with 10%.

Pulp exports accounted for 91.6% of net revenues from pulp sales, and 90.3% of the volume of pulp sales in 2014, compared to 92.6% and 91.4%, respectively, in 2013.

Discounts are often granted to our clients in Europe and North America. These discounts totaled R$1,526 million in 2014, against R$1,005 million in 2013.

Cost of goods sold

Cost of goods sold amounted to R$5,545,537, an increase of R$162,849 (equivalent to 3%) against 2013. This result was mainly due to: (i) the increase in production cash cost; and (ii) the effect of exchange rates on logistic costs.

Production cash cost for the year was R$519/ton, up by 3% on the cash cost for 2013, mainly due to the increase in wood costs and foreign-exchange effect, which were partially offset by the increase in income from the sale of utilities. The inflation registered in year 2014 was 6.41% (IPCA), and the appreciation of the US dollar against the Brazilian currency reached 9%, which indicates that our production cash cost was 3.41% below the inflation for the period.

Gross profit

As a result of the combination of the increase in net revenues and the increase in costs of goods sold, gross profit remained stable in 2014 compared to 2013, with a gross margin of 22% in the two periods.

Selling expenses

Selling expenses totaled R$365,214, up by 5% against the prior year (R$347,538). This increase is mainly due to the increase in expenses with third party services and foreign exchange effects. The ratio of selling expenses to net revenues rose from 4.9% in 2013 to 5.2% in 2014.

Administrative Expenses

Administrative expenses totaled R$285,622, a reduction of 5% against the prior year (R$300,131). This result was due to lower expenses with salaries and third party services. The ratio of administrative expenses to net revenues remained unchanged in 2014 compared to 2013 (4%).

Other operating revenues (expenses), net

In 2014, this item totaled R$770,007, down by 6% against 2013, mainly due to (i) the recognition in 2013 of capital gains on the sale of land to Parkia, in the amount of R$527 million; (ii) the reversal of provisions for contingencies, in the amount of R$14 million in 2014, against R$116 million in 2013; (iii) the reduction in variation in fair value registered in 2014 compared to 2013, in the amount of R$51 million (against R$52 million in 2014 and R$102 million in 2013), which was partially offset by (iv) the recognition of tax credits in the amount of R$852 million in 2014 (substantially, credits from the Befiex Program), against R$107 million in 2013; and (v) losses from the write-off and disposal of fixed assets in the amount of R$68 million in 2014, compared to gains of R$221 million in 2013.

Financial Result

The financial result totaled net expenses of R$1,634,725, compared to expenses of R$2,054,023 in 2013, equivalent to a reduction by 20% due to:

(i)                  the increase in financial revenues from R$111 million in 2013 to R$134 million in 2014, as result of the recognition of interest rates and currency variation in the amount of R$30.3 million for adjustment of taxes recoverable (substantially, Befiex credits), partially offset by a decrease of R$5.6 million in interest rates on securities, due to redemptions for payment of debts in 2014;

(ii)               the increase from R$1,017 million in financial expenses in 2013 to R$1,041 million in 2014, due to the increase of R$148.3 million in charges regarding the repurchase of Bonds in 2014, partially offset by the reduction of R$100.1 million in expenses from interest rates on loans and financing;

(iii)            the effect of foreign exchange variation resulting from the appreciation of the US dollar against the Brazilian currency, with net expenses of R$722 million in 2014 compared to R$933 million in 2013; and

(iv)           the net loss from derivative financial instruments in the amount of R$6.2 million in 2014, compared to net losses of R$215.3 million in 2013, due to the appreciation of the US dollar against the Brazilian Real.

Income and social contribution taxes

Income and social contribution tax rates in Brazil reached 34% in 2014 and 2013. As from calendar year 2013, the Company started to pay taxes on earnings from its offshore subsidiaries, pursuant to Article 74 of Provisional Measure 2158/01, which determines that the earnings recorded each year by subsidiaries abroad are subject to the payment of income and social contribution taxes in Brazil for the year in question, at a rate of 34% on taxable income of offshore subsidiaries before income tax. The repatriation of these earnings in subsequent years is not subject to future taxation in Brazil. The Company registers provisions for income tax of its offshore subsidiaries based on an accrual basis. The Company decided to start paying said taxes mainly to reduce the risk of future tax assessments. In 2014, Law No. 12973/14 replaced Article 74, and confirmed that earnings from offshore subsidiaries are subject to IRPJ and CSLL taxes in Brazil.

The effective rate realized was negative by 642.6% in 2014 and 103.0% in 2013, reflecting a tax benefit of R$140,662 in 2014 and tax expenses of R$354,006 in 2013.

In addition to the positive result before taxes in 2014 against expenses in 2013, the principal reasons for the difference between the two periods are as follows:

(i)                           the effect of foreign exchange variation on assets, which was registered as income from offshore subsidiaries’ translation to the functional currency, or the Brazilian real. Since the Brazilian Real is not used for purposes of taxation in the respective countries, this effect is not recognized for offshore subsidiaries, and it will never be subject to taxation in Brazil; and

(ii)                        the recognition, in 2013, of R$560 million in IRPJ and CSLL expenses due to the Company’s adhesion to the REFIS, which was paid using credits from tax losses and negative base for social contribution on net income, in the amount of R$168,136 and R$392,317, respectively, through cash disbursements made by the Company.

Cash disbursements for payment of income and social contribution taxes for the year totaled R$28,945 thousand in 2014, compared to R$423,325 thousand in 2013.

Net income attributable to minority shareholders

Minority interest was R$6,968 thousand in 2014 and R$8,840 thousand in 2013.

Net income for the year

As a result of the considerations above, consolidated net income totaled R$162,552 in 2014, against losses of R$697,582 in 2013. Net income for the year accounted for 2% of revenues in 2014 compared to (10)% in 2013.

10.2 - Operating and financial result

a. The Company’s results of operations, in particular: (i) description of any important components of revenue (ii) factors that materially affect results of operations

The following are comments from the Company’s Board of Officers corresponding to the analysis of important components of revenue and factors that affect or may materially affect its results. In sections 10.2(b) and 10.2(c) there are commented jointly the variations and/or impact of items such as pulp prices, exchange rates, inflation, interest rates and seasonality.

The Company’s operational results for the years ended on December 31, 2016, 2015 and 2014 were affected and the results of operations will continue to be influenced by several factors, including:

•                  expansion or contraction of overall production capacity of the products sold by the Company and the growth rate of the global economy;

•                  fluctuations in the price of products in international markets, which are priced in or use as a reference the U.S. dollar and that could affect the Company’s net revenues;

•                  the growth rate of the Brazilian GDP, which affects the domestic demand for the Company’s products and, thus, our volume of domestic sales;

•                  our productivity rate, which significantly affects the production costs of the Company’s products and may lead to impairment of assets;

•                  results of operations of the companies in which the Company has or had a minority or egalitarian share interest, such as Veracel Celulose S.A., and part of that is or has been consolidated into the Company’s results of operations, as required by IFRS;

•                  exchange rate changes on the Real/U.S. dollar, including depreciation of the real against the average U.S. dollar by 5% in 2016, 42% in 2015 and 9% in 2014, which affected (1) the quantities expressed in Reais of net revenues, cost of sales and other operations, and other costs that are determined or linked to the U.S. dollar; and (2) the Company’s net financial expenses as a result of the obligations denominated in U.S. dollars, which require the payment of principal and interest on U.S. dollar;

•                  the debt level and the fluctuation of the prime interest rate in Brazil, mainly LIBOR rate, which affects the cost of payment of interest of the Company’s debts with rates denominated in U.S. dollars with floating rate, and DI rate fluctuations, which affects the cost of paying our debts with interest rates denominated in real with floating rate;

•                  inflation rate in Brazil, which was 6.3% in 2016, 10.7% in 2015 and 6.4% in 2014, as measured by IPCA, and the effects of inflation (or deflation) in operating costs in Reais of the Company and its debt denominated Reais that is indexed to inflation or contain interest rates which are partially adjusted for inflation; and

•                  changes in accounting policies and in Law 6404/76, as introduced by Law 11638/07 and the new pronouncements and international accounting standards.

The following table shows the origin of the relevant revenue of the Company in the past three years by type of final product:

	Fiscal year ended on December 31, 2016
	2016	2015	2014
Pulp:
Volume (in thousand tons)
Internal	551	499	517
External	4,953	4,619	4,788
Total	5,504	5,118	5,305

Net revenues (in millions of R$)
Internal	905	819	591
External	8,620	9,169	6,412
Subtotal	9,525	9,988	7,003
Port services	90	93	80
Total	9,615	10,081	7,083

Average price ($ per ton)	1,731	1,951	1,320

b. Variations in revenue attributable to changes in prices, exchange rates, inflation, changes in volumes and introduction of new products and services

This item is informed together with item 10.2. c.

c. Impact of inflation, changes in prices of key inputs and products, foreign exchange and interest rate on the operating and financial results of the company, when significant

The following are comments from the Board of Officers of the Company corresponding to the analysis of relevant impact of items such as pulp prices, exchange rates, inflation, interest rates and seasonality on the operational and financial results of the Company.

Impact of Price Changes of Pulp

The price of our pulp products in the international market showed a significant variation, and we believe that they will continue to vary according to the global economic developments, such as the increase in the pulp demand in China. The considerable increases in prices in the international market of our products and, consequently, the prices that we can charge will probably increase our net income and our operating income to the extent that we manage to keep our operating margins and the high prices do not reduce the volume of the sales of our products.

On the other hand, the substantial reductions of prices in the international market of our products and, consequently, the prices that we can charge will probably reduce our net income and our operating income, if we cannot increase our operating margins or such reduced prices do not result in a higher volume of sales of our products.

The world pulp prices are cyclic, since the demand for paper depends strongly on ecomomic conditions in general, and the production capacity slowly adjusts to the changes in demand. At the end of the year 2014, the average reference prices of BEKP in North America (RISI), in Europe (FOEX) and in Asia (FOEX) were US$846, US$745 and US$609 per ton, respectively. For the year ended on December 31, 2015, the average reference prices of BEKP in North America, in Europe and in Asia were US$890, US$784 and US$641 per ton, respectively. In the fiscal year ended on December 31, 2016, the average reference prices of BEKP in North America, in Europe and in Asia were US$850, US$696 and US$517 per ton, respectively.

We have long-term sales relationships with substantially all our clients of pulp and paper in the domestic and exportation markets. Such agreements provide for in general the sale of our market pulp for prices monthly announced by us. These prices may vary among the different geographical areas where our clients are located. The price agreements under our long-term contracts are, in general, consistent with the prices of our other sales within the same region and follow the established BEKP price list, announced by the main pulp producers in the world.

Impact of Variation in Exchange Rate

The financial condition and results of operations has been and will continue to be affected by inflation and the exchange rate of the real against the U.S. dollar.

The table below shows the Consumer Price Index (IPCA), appreciation (depreciation) of the real against the U.S. dollar, average exchange rate and at exchange rate at the end of the periods indicated below:

	2016		2015		2014
Inflation (IPCA)	6.3%		10.7%		6.4%
Appreciation (depreciation) of the Dollar x Real	4%		42%		9%
Quote at the end of the period of one year - US$1.00	R$	3.26	R$	3.90	R$	2.66
Average (weighted daily) (1) of the exchange rate - US$1.00	R$	3.48	R$	3.33	R$	2.35

(1)         The daily average exchange rate is the sum of the closing rate on each day divided by the number of business days in the period.

The results of Company operations and its financial condition has been and will continue to be affected by the rate of appreciation or depreciation of the real against the U.S. dollar, given that:

•                  important part of the Company’s revenues are denominated in U.S. dollars;

•                  important part of the Company’s costs are denominated in Reais;

•                  some operational expenses such as costs of raw materials and certain other expenses are denominated in or indexed in U.S. dollar;

•                  significant part of the Company’s debt is denominated in U.S. dollars and therefore the payments of principal and interest shall be made in U.S. dollars.

Most of the Company’s pulp sales are made on the international market at prices denominated in U.S. dollars. In general, the Company tries to fix its prices in the local market taking into account the international prices of pulp and variations of the exchange rate of real/U.S. dollar. Thus, although the majority of revenues in the domestic market is denominated in Reais, almost all products are sold at prices that are based on the international market, which are denominated in U.S. dollars.

When the real depreciates against the U.S. dollar, assuming that the international price of products of the Company remain the same, the net proceeds of the Company’s sales come from exports increase and usually the Company seeks to increase the domestic prices in Reais, which can reduce the volume of sales in the local market. On the other hand, when the real appreciates against the U.S. dollar, assuming the U.S. dollar prices remain stable, our net sales decline and generally the value of domestic prices decrease in Reais, which can generate an increase in sales volume in the local market. In periods of high volatility of Real x U.S. dollar, there is usually an interval between the time in which the Company can increase or decrease its prices in Reais for Brazilian buyers. These mismatches are reduced when the exchange rate Real x U.S. dollar is less volatile.

The consolidated debt in U.S. dollars accounted for 63% of the indebtedness of the Company on December 31, 2016 (including currency swaps) (90% in December 31, 2015 and 93% in December 31, 2014). Thus, when the real appreciates against the U.S. dollar:

•                  interest costs of the Company’s debt denominated in U.S. dollars decreases in Reais, and this decrease positively affects the Company’s operational results in Reais;

•                  the value of the debt denominated in U.S. dollars decreases in Reais, and the total value of the Company’s debt decreases in Reais;

•                  Net financial expenses tend to decrease as a result of foreign exchange gains with exchange variation included in the Company’s results.

The depreciation of the real against the U.S. Dollar has the opposite effect.

Exports, which allow the Company to generate receivables in foreign currencies, tend to provide a natural protection against the Company’s debt denominated in U.S. dollars, but these items are not completely equivalent. Thus, the company often hires derivative instruments to mitigate the effects of currency fluctuations on its debt. A significant portion of the indebtedness of the Company is connected and paid mainly with the proceeds from exports. Debt denominated in U.S. dollars is generally available at lower cost compared with other sources of resources. The Company generally gives as a pledge part of its export receivables as collateral for its obligations, usually to cover the next installments of principal and interest. These contracts also contain financial ratios that should be observed by the Company, among other obligations.

Impact of the level of debt and Interest Rate Changes

On December 31, 2016, the consolidated debt of the Company was R$16,153 million (R$12,744 million in December 31, 2015 and R$8,327 million in December 31, 2014). The level of debt of the Company results in significant financial expenses that are reflected in the income statements. Financial results consist of expenses with interest payments, foreign exchange Real x U.S. dollar and other assets and liabilities denominated in foreign currencies, gains and losses on derivatives and other items described in Note 33 to the Company’s financial statements for the financial year ended on December 31, 2016.

In 2016, the Company’s net financial revenue totaled R$1,616 million, consisting mainly of R$1,385 million in net revenue from exchange rate changes on debt and other assets and liabilities, R$701 million in gains on the fair value of derivative financial instruments, and R$752 million in loan interests. In 2015, the Company presented a net financial expense of R$3,685 million, composed mainly of R$2,507 million of net losses from exchange rate variation over liabilities and other assets and liabilities, loan interests and R$ 803 million in losses of fair value of derivative instruments and R$570 million in interest on loans and financing.  In 2014, net financial expenses amounted to R$1,635 million, consisting specially of R$1,041 million in interest on loans and financing and R$722 million in foreign exchange losses on debt and other assets and liabilities.

The rating agencies Standard & Poor’s, Moody’s and Fitch maintain a rating of the Company and certain Company debts. Any downgrade of rating grade in the future may result in increased interest rates and other financial expenses related to loans and debt instruments and may adversely affect the Company’s ability to obtain financing on satisfactory terms and at the amounts needed.

Seasonality Impact

The seasonality pattern in the pulp market has historically been related to the cycle of paper production. World production of paper usually increases at the end of the summer holidays in the northern hemisphere, as well as during the Christmas holidays and New Year. However, having in mind some specific factors, including closing and opening of new plants for the production of paper, changes in the cost structure of the sector and the increase in global demand for pulp, the seasonal trend observed in the past may change in the future. Item 7.3(d) presents more details of issues related to seasonality.

10.3 - Events with significant effects, occurring and expected to occur in the financial statements

a. Introduction or disposal of operational segment

The Company did not have introduce or dispose of any operational segments on the Company’s activities during the fiscal year ended on December 31, 2016.

b. Constitution, acquisition or disposal of equity interest

(i) CelluForce Inc.

According to the relevant fact disclosed on November 18, 2016, Fibria entered into a subscription agreement on the same date, whereby, subject to certain conditions, it undertook to subscribe preferred shares of CelluForce Inc. (“CelluForce”), a private company organized in Canada, world leader in the commercial production of nanocyrstalline cellulose. Fibria purchased preferred shares equivalent to approximately 8.3% of CelluForce capital, in the amount of five million and three hundred thousand Canadian dollars (CAD$ 5,300,000.00), equivalent to R$ 13,379 thousand on that date.

On the same date, the Corporation also entered into a shareholder’s agreement with the other shareholders of CelluForce, in which it was stipulated the right of the Corporation to indicate a member of the board of directors of CelluForce.

The Corporation and CelluForce entered into, also on November 18, 2016, a strategic alliance agreement whereby the Corporation has the exclusive distribution right, in South America, of nanocrystalline cellulose (CNC) produced according to the technology of CelluForce. The strategic alliance agreement further stipulates a provision that, if CelluForce elects to establish a plant for production of CNC in South America, Fibria shall be entitled the right of first refusal to participate in such plant through a joint venture with CelluForce or another structure to be agreed between the parties.

On December 31, 2016, the equity interest of the Corporation in the share capital of CelluForce was approximately 8.3%. The balance related to the interest of the Corporation was recognized in the note “Other investments”, in the group of Investments.

(iii) Fibria Terminal de Celulose de Santos SPE S.A.

On January 8, 2016, the corporation Fibria Terminal de Celulose de Santos SPE S.A. (“Fibria Santos”) was organized, a wholly-owned subsidiary of the Corporation, whose sole and exclusive purpose is the exploitation of the area lease, infrastructures, and public port facilities located in the Port of Santos, Macuco Lease (STS07), to carry out the activities of handling and storage of general cargo not packed in containers, under the Lease Agreement entered into with the Federal Government, from the Auction no. 3/2015 promoted by ANTAQ in December, 2015.

c. Uncommon Events or Operations

During the fiscal year of 2016, there were any nonusual event or operations related to the Company and/or its activities that has coused ou the Company expect could cause relevant effect in the Company’s financial statements or results.

10.4 - Significant changes in accounting practices - Qualifications and emphases in the auditor’s report

The following are comments from the Company’s Officers corresponding to the analysis of significant changes in accounting practices and the effects of these changes. The analysis of these changes was segregated by financial year and, where applicable, the impact on the financial and equity position is presented in tabular form, in its respective financial year. In section 10.4(a), the Officers commented what were the changes in the financial years and qualified the subject matter of these changes. Section 10.4 (b) shows the analysis of the officers on the relevant impacts of these changes and the effects on the financial position of the Company.

a. Significant changes in accounting practices

During the financial years of 2016, 2015 and 2014 the Company made no spontaneous change in accounting practices for the preparation of its financial statements, except as indicated in the following paragraph.

With effect from 2015, the provisions for profit sharing and bonus payments, calculated on the basis of qualitative and quantitative targets determined by Management, are booked as “other operating revenues/expenses, net” instead of “administrative expenses”. As a result, the balances of these two groups of accounts for 2014 have been adjusted for the purposes of comparison.

The accounting group changing  for the program of variable compensation to employees from “General and Administrative and directors` compensation” to, “other operating income, net” , was made in order to pursuit an standard on recognition and presentation of the variable compensation expenses in the statement of income, which had, previous to this change, a recognition and presentation difference between directors variable compensation and bonus expenses in relation to the other executives and employees of the Company.

So far, the other executives and employees variable compensation and bonus expenses were recognized at the group “other operating income, net”, while the directors one, at the “General and Administrative and directors` compensation”. The Management also informs that such amendment (i) had no effects in the final results acquired by the Company in any financial indicator or any other non-accounting metrics, such as EBITDA, adjusted EBITDA, Free Cash Flow, Cash Value Added and financial covenants; (ii) was not related to any financial goal achievement and/or indicator performed by the Company for ascertainment of variable compensation of any executive or other employees, so that change is not benefiting or penalizing the variable compensation.

Below is a detailed description of changes in accounting practices and their impacts and nature, segregated by exercise.

Changes for the financial year 2016

In 2016 there were no significant amendment to accounting practices. The amendments to existing standards have been published and will be mandatory for subsequent accounting periods beginning January 1, 2018. There was no advance adoption of these standards by Fibria.

•                  IFRS 9 — Financial Instruments: issued in November 2009 and October 2010. IFRS 9 is the first standard issued as part of a larger project to replace IAS 39. The main change refers to the cases when the fair value calculated of financial liabilities must be separated so as the part related to the fair value corresponding to the credit risk of the entity itself is recognized in “Other comprehensive income” and not in the statement of income of the period. The complete version of IFRS 9 was published in July 2014, and shall be effective on January 1st, 2018. The Management is evaluating the changes introduced by the standard and does not expect relevant impacts.

•                  IFRS 15 — Revenue from contracts with clients: this new standard defines the principles that an entity shall apply in order to determine the calculation of income and when this shall be recognized. Such standard shall be effective on January 1st, 2018 and replaces IAS 11 — Construction contracts, IAS 18 — Income and related interpretations. The evaluation of the Corporation of all impacts of the new standard is in progress. Our preliminary evaluation with regard to the impacts on the calculation and the time for recognition of revenue from contracts with our clients does not indicate relevant changes. We are still evaluating other aspects of the application of the standard to complete our analysis.

•                  IFRS 16 — Leases: issued on January 13, 2016 by IASB, such standard replaces the former standard of commercial leasing, IAS 17/CPC 06 (R1) — Operations of Commercial Leasing, and related interpretations, and establishes the principles for recognition, calculation, presentation, and disclosure of leases for both parties of an agreement, that is, clients (lessees) and suppliers (lessors). Lessees are required to recognize a lease liability reflecting future payments of lease and a “right of use of an asset” for practically all lease agreements, except for certain short-term leases and agreements of low value assets. With regard to lessors, the accounting treatment continues the same, with the classification of leases as operating leases or financial leases, and the accounting of these two kinds of lease agreements shall be in a different way. Such review shall be effective on January 1st, 2019. The Management is evaluating the impacts upon its adoption.

Changes related to the fiscal year of 2015

In the fiscal year of 2015, there were no relevant changes in the accounting practices. The changes of the following standards were published and some of them became compulsory as of January 1st, 2016, and others shall become compulsory only from

January 1st, 2018 or from January 1st, 2019. There was no early adoption of such standards by Fibria.

•                  IFRS 9 - “Financial Instruments”, issued in November 2009 and October 2010. IFRS 9 is the first standard issued as part of a wider project to replace IAS 39. IFRS 9 retains but simplifies the measurement model and establishes two principal measurement categories for financial assets: amortized cost and fair value. This must be determined at the time when the financial instrument is contracted. The classification base depends on the entity’s business model and the contractual characteristics of the cash flow from the financial assets. In the case of financial liabilities, the standard retains the majority of the IAS 39 requirements. The major change refers to cases where the fair value arrived at for financial liabilities has to be segregated so that the part pertaining to the fair value involving the entity’s own credit risk is recognized in “Other comprehensive income” and not in the income for the period. The guidance provided in IAS 39 on the impairment of financial assets and hedge accounting transactions continue to apply. The full version of IFRS 9 was published in July 2014, effective until January 1, 2018. Management is assessing the impacts of adopting it.

•                  IFRS 15 — Revenue from Contracts with Customers — This new standard embodies the principles that an entity will apply in order to determine how revenue is to be measured and when it should be recognized. This standard will take effect on January 1, 2018, and replaces IAS 11 — Construction Contracts, IAS 18 — Revenue and the corresponding interpretations. Management is assessing the impacts of adopting it.

•                  IAS 41 — Agriculture (equivalent to CPC 29 — Biological Assets and Farm Produce) — this standard currently requires farming-related biological assets to be recognized at fair value less cost of sale. On revising the standard the IASB decided that the so-called bearer plants must be booked as a fixed asset (IAS 16/CPC 27), in other words, at cost less depreciation or impairment. Bearer plants are defined as those used to bear fruit for many years, but the plant itself, once mature, experiences no material transformation. Its sole future economic benefit derives from the farm produce it generates. For example, we have apple trees, orange trees and vineyards. In the case of plants whose roots remain in the ground for a second harvest or felling, after which the roots themselves is not sold, then the roots fit the definition of bearer plant, which applies to forests whose management provides for more than one felling. This revision will take effect beginning January 1, 2016. Management has made an assessment of the revised standard and concluded that it has not had any impact on the measurement or presentation of the Company’s biological assets, since they do not come under the definition of “bearer plants”.

•                  IFRS 16 — Leases: this standard was issued by the IASB on January 13, 2016, to replac the previous standard on leasing, IAS 17/CPC 06 (R1) —

Leases, and related interpretations. It sets the principles for the recognition, measurement, presentation and disclosure of leases by both parties to an agreement, i.e. the clients (lessees) and the suppliers (lessors). The lessees are required to recognize a leasing liability to reflect future lease payments and a “right to use an asset” for practically all lease agreements, with the exception of certain short-term leases and low-value contracts. For lessors, the accounting treatment is practically unchanged, with leases being classified as operating leases or financial leases, with the two types of agreement being booked differently. This revision will come into effect as from January 1, 2019. Management is assessing its impact.

Changes for the year 2014.

There were no significant changes in accounting policies in 2014. Changes to the following standards have been published and became obligatory for subsequent accounting periods, i.e. as from January 1, 2015. Fibria has not adopted these standards in advance.

•                  IFRS 9 — Financial Instruments (as described above)

•                  IFRS 15 — Revenues from contracts with customers (as described above)

•                  IAS 41 — Agriculture (equivalent to CPC 29 — Biological Assets and Agricultural Produce) (as described above)

The following new interpretation of the standard was issued by the IASB with effect from January 1, 2014:

•                  IFRIC 21 — “Levies” deals with the booking of levies imposed by the Government, involving an interpretation of IAS 37 — Provisions, contingent liabilities and contingent assets. The interpretation typifies levies and the events that give rise to the liability for payment, clarifying exactly when they must be recognized. The Company is currently not subject to significant levies, and for that reason the impact is not relevant.

b. Significant effects of changes in accounting practices

Apart from the effects described in section 10.4.a. above, there are no other significant effects the changes in accounting practices executed by the Company during the fiscal year of 2016, 2015 and 2014.

c. Qualifications and emphases in the auditor’s opinion

The reports from independent auditors for the fiscal year ended on December 31, 2016, 2015 and 2014 has not appointed any reservation or emphases.

10.5 - Critical accounting policies

The Company’s Officers believe that the critical accounting principles are important to describe the financial condition and results of operations and require difficult judgments to be made, subjective or complex, often because of the need to make estimates about the effect of matters for which uncertainty is inherent. As you increase the number of variables and assumptions affecting the possible future resolution of the uncertainties, the judgments become more subjective and complex. In order to understand how the Board evaluates future events, including the variables and assumptions inherent in the estimates, and the sensitivity of those judgments in relation to varying circumstances, we have identified the critical accounting principles.

The critical accounting principles are continually evaluated and are based on historical experience and other factors, including expectations of future events, considered reasonable in the circumstances. Full details of the accounting practices adopted by the Company were made in explanatory note no. 2 to the financial statements of the financial year of 2016.

The accounting estimates will seldom be equal to their actual results. The estimates and assumptions that present a significant risk, with probability of causing a relevant adjustment to the accounting value of assets and liabilities for the next financial year, are addressed below.

The Company’s Officers believe that the critical accounting estimates and assumptions are related to estimated goodwill impairment, income taxes, employee benefits, fair values of derivative instruments and other financial instruments, biological assets, impairment of accounts receivable, revision of useful life and recovery of property, plant and equipment, and assets and liabilities and legal obligations, since these accounting estimates involve highly complex and subjective judgments. The items (a) to (h) below detail the reasons that make these accounting practices to be critical in the evaluation of the Company’s Officers.

(a)         Estimated impairment of goodwill

Every year or shorter period if there is any change in circumstances which would result in reducing the recoverable amount of the cash generating units for which there is goodwill recorded, the Company conducts tests for possible impairment on goodwill, according to the accounting policy described in Note 2.16 of the financial statements for year 2016. The recoverable amounts of UGCs (Cash Generating Units) are determined based on the value in use calculations, made based on estimates. See note 38(a) to the financial statements for the year 2016.

(b)         Taxes on income

The deferred tax assets and liabilities are based primarily on temporary differences between accounting values in the financial statements and tax base. If the Company and its subsidiaries are to operate at a loss or are not able to generate sufficient future taxable income, or if there is a material change in current tax rates or time period in which the underlying temporary differences become taxable or deductible, it would require a reversal of a significant portion of the deferred tax assets, which could result in an increase in the effective tax rate.

The Company shows a track record of taxable income that has consistently absorbed deferred assets. Management believes, based on the forward-looking statements approved at the appropriate level, that it is probable that deferred credits will be realized.

(c)          Employee Benefits

The current value of obligations for the medical care plan depends on a number of factors that are determined based on actuarial calculations and use a series of assumptions. Among the assumptions used in determining the net cost (revenue) for the balances of actuarial liabilities, there is the discount rate calculated using the returns offered by the government, and they are denominated in the currency in which the benefits will be paid, while their maturity periods are close to those of the respective obligations of the healthcare plan.

The provision for share-based compensation referring to the Phantom Stock Options (PSO) is recorded at fair value of the option, which is calculated by the Company based on the Binomial-Trinomial Tree model.

The fair value of each option issued with regard to the Stock Options Plan is estimated on the date it is granted, based on the Black & Scholes options pricing model.

Any changes in assumptions used to calculate these obligations affect the accounting value at the balance sheet date.

(d)           Fair value of derivatives and other financial instruments

The fair value of financial instruments that are not traded in active markets is determined using valuation techniques. The Company uses its judgment to choose a variety of methods and define assumptions which are mainly based on market conditions existing at the balance sheet date. The Company also uses its judgment to define the settings and values in the sensitivity analysis.

Any changes in the assumptions used for the calculations involving the fair value of financial instruments could significantly affect the financial position of the Company. The sensitivity analysis of the Company’s derivatives and other financial instruments as of December 31, 2016 is shown in Note 5 to the 2016 financial statements.

(e)           Biological assets

The calculation of fair value of biological assets takes into account various assumptions with a high degree of judgment. Any changes in those assumptions used might imply a change in the outcome of the discounted cash flow and hence the appreciation or depreciation of these assets.

The Company reviewed the assumptions used in the calculation of the fair value of biological assets and concluded as appropriate the change, as of 2016, of the assumption called “effective planting area”, so that immature forests (up to two years from the date of planting) are maintained at historical cost, by virtue of the understanding of the Management that during such period the historical cost of biological assets approaches its fair value. The purpose of such change is to reflect the experience acquired in the process of calculation of biological assets and the alignment of the calculation methodology with the Corporation’s forest management, which considers the conduction of continuous forest inventories for the purpose of inventory estimation of wood or future production projections, represented by the annual average increase (“IMA”), from the third year of planting.

The assumption related to “average net sales prices” of biological assets (measured in R$/m³) was admitted only in surveys of market prices, with the objective of maximizing the use of external and independent data for the purposes of measurement of the fair value of forests.

The other assumptions used by the Corporation in the calculation of fair value of biological assets did not suffer any changes.

We give below the principal assumptions used by Management in calculating the fair value of the biological assets and the correlation between the changes in these assumptions and in the fair value of the biological assets:

Assumptions used	Impact on the fair value of the biological assets
Actual planted area (hectares)	The higher the assumption, the greater the fair value
Average annual increase (AAI) — m3/hectare	The higher the assumption, the greater the fair value
Average net selling price — m3	The higher the assumption, the greater the fair value
Compensation of own assets that contribute - %	The higher the assumption, the lower the fair value
Discount rate - %	The higher the assumption, the lower the fair value

(f)                                  Impairment of receivables

The provision for reduction of the receivables value of these credits is provided in an amount sufficient to cover probable losses in its realization. The accounting policy to establish the provision requires the analysis of individual balances of delinquent customers.

(g)                                Review of service life and recovery of property, plant and equipment

The recoverability of assets used in the Company’s activities is evaluated whenever events or changes in circumstances indicate that the accounting value of an asset or asset group may not be recoverable based on future cash flows. If the accounting value of these assets exceeds their recoverable amount, the net value is adjusted and its service life is readjusted to new heights.

In the financial years ended on December 31, 2016, 2015 and 2014, the Company made tests for impairment, as detailed in explanatory note n. 38 of the financial statements for 2016 and in the explanatory note n. 37 to the financial statements for 2015 and 2014.

(h)                                Contingent assets and liabilities and legal obligations

The Company is involved in labor, civil and tax legal proceedings in many instances. Provisions for contingencies, set up to face potential losses from the ongoing proceedings, are established and updated based on the Management’s assessment, based on the opinion of its legal counsel and require a high degree of judgment on the matters involved. The Company assesses a substantial portion of the proceedings to which it is an individual party.

10.6 — The officers must describe any material items not shown in the issuer’s financial statements, indicating:

a)             assets and liabilities held as off-balance sheet items by the issuer, directly or indirectly, such as:

i.                                         operating leases, both assets and liabilities;

ii.                   portfolios of receivables written off for which the entity still has risks and responsibilities, indicating the corresponding liabilities

iii.                 forward purchase and sale agreements for products or services

iv.                 uncompleted construction contracts

v.                   agreements for future receipts of financing

b)             Other off-balance sheet items

a)                 Off-balance sheet items:

(i)            Operating leases

The Company is a party to operating leases whose  balances are not shown in the balance sheet, due to their nature and accounting situation, as indicated in note 21(b) to the financial statements for the fiscal year ended on December 31, 2016.

(ii)        Take or Pay Contracts

The Company has long-term Take or Pay contracts with suppliers of pulp, transportation, diesel oil, quemichal products and natural gas for an average term of 6 year, as described in note 28 to the financial statements for 2016.

b)                 other off-balance sheet items

There are no other off-balance sheet items in our financial statements.

10.7 — In relation to each item not evidenced in the financial statements indicated in item 10.6, the officers must comment:

a. How such items change or may change the revenues, expenses, operating income, financial expenses or other items of the financial statements of the company;

b. nature and purpose of the operation;

c. nature and amount of the obligations and rights created in favor of the issuer as a result of the operation.

(iii)    Operating lease agreements

The operating lease agreements are divided as follows:

(i)                                    Minimum mandatory payments

•             Land leasing - the Company leases timber plantation areas with the purpose of operating leases from third parties as a source of raw materials for products. Leases are generally made for a period of up to 21 years. Lease payments, equivalent to the market value of timber are made as provided for in the agreement. These agreements can be renewed at market value.

The costs of these leases are firstly classified as costs of forest formation, under biological assets, and when timber is cut between the 6th and 7th years, these are depleted with other costs incurred in the asset formation.

•             Maritime transportation (domestic) - the Company has a 20-year term maritime transport services agreement, expiring in 2023, with the purpose of ensure the operation of maritime cabotage, through the use of tugs and sea barges to transport raw material (timber) from Caravelas Terminal (BA) to Portocel (ES).

•             Maritime transportation (exports) - the Company has entered into an agreement with STX Pan Ocean Co. Ltd. with the purpose of ensure the provision of maritime freights for a period of 25 years, expiring in 2039, regarding the transportation of pulp from Brazil to various countries in Europe, North America and Asia.

The costs of maritime transportation agreements (domestic and exports) are recognized in profit or loss for the period in which these are incurred, impacting the costs of goods sold, such as variable cost of production or freight, depending on its nature.

On December 31, 2016, the future operating lease minimum payments that could impact the Company’s results on the following years, were the following:

	In thousands of Reais
Years	Land lease	Maritime transportation (domestic)	Maritime transportation (exports)

2017	146,021	82,600	104,521
2018 to 2019	286,692	165,199	209,042
2020 to 2022	365,462	247,799	313,563
2023 onwards	571,633	82,600	1,831,923

	1,369,808	578,198	2,459,049

(ii)                                Contingent payments

•             Forest partnership agreements — On December 30, 2013, the Company entered into 24-year forest partnership and standing timber supply agreements, with contingent payments through the repurchase of standing timber volume that the counterparty is entitled to due to the forest partnership, for a price in US dollars contractually defined and adjusted according to the US-CPI.

Since there is no mandatory volume of timber repurchase under the forest partnership agreement ensuring to the counterparty minimum payments to be made by the Company, there are no minimum future payments to be disclosed, it is not possible to demonstrate the amounts that might impact the Company’s results for the next years.

The amounts paid in these forest partnership agreements are firstly recognized as costs of forest formation under biological assets, and depleted when timber is cut, between the 6th and 7th years.

(iv)     Take-or-pay contracts

The Company has entered into long term Take or Pay agreements with the purpose of supply pulp, power, transportation, diesel fuel, chemicals and natural gas by an average of approximately 6 years. The agreements provide for termination and suspension clauses of supply for reasons of breach of fundamental obligations.

Overall, the Company buys the minimum amounts contractually agreed upon and, for this reason, there are no liabilities recorded on December 31, 2016. The contractual obligations on December 31, 2016 account for R$1,387,613 thousand per annum (R$260,354 thousand on December 31, 2015).

The table below shows the amounts which may affect the Company’s results over the next fiscal years:

	Estimated disbursements per period
	Until 1 year	Between 2 and 3 years	Between 4 and 5 years	More than 5 years	Total
	(thousands of Reais)

Take or pay contracts	1,651,486	2,961,034	2,742,492	1,158,499	8,513,511

For more information  regarding operating lease agreements and Take or Pay contracts, please see explanatory note n. 21(b) and 28, respectively, of the financial statements of the fiscal year ended on December 31, 2016.

10.8 - The officers must indicate and comment on the principal components of the issuer’s business plan, specifically exploring the following topics:

a.              Investments, including:

i.                                         quantitative and qualitative description of the investments in progress and planned investments

ii.                                     sources of investment financing

iii.                                 relevant investments in progress and planned divestitures

b.              if already disclosed, indicate the acquisition of plant, equipment, patent or other assets which are expected to materially influence the issuer’s production capacity.

c.               new products and services, indicating:

a.              description of research in progress already disclosed

b.              total amounts spent by issuer in research to develop new products or services

c.               projects under development already disclosed

d.              total amounts spent by issuer in the development of new products or services

a.i. Quantitative and qualitative description of the investments in progress and planned investments

Capex in 2016 amounted to R$6,182 million, up by 162% over 2015, mainly due to the industrial and forest expansion of Horizonte 2 Project, higher cost with forested renew, partnership and lease programs and an increase in maintainance, modernization and logistic project expenses.

In 2016, the Company’s capital investments were allocated as follows:

Investments (R$ million)

Industrial Expansion	3,890
Forest Expansion	137
Other expansions	6
Subtotal Expansion	4,033
Safety / Environment	31
Forestry Renew	1,494
Maintenance / IT / R&D / modernization	503
Subtotal Maintenance	2,027
Logistic projects	122
Total Capex	6,182

For 2017, the Company’s Management has budgeted capital investments amounting to R$5,213 million, as indicated below:

Investments (R$ million)

Safety / Environment	42
Forest Renew	1,595
Maintenance / IT / R&D / modernization	508
Subtotal Maintenance	2,145
Horizonte 2 (expansion)	3,011
Pulp logistics	57
Total Capex	5,213

a.ii. Sources of investment financing

The investments of 2016 were executed with the income retained by the Company on the Investment Reserve account, with equity of the Company or financing provided by financial institutions.

The investments planned for 2017 will be done, mainly with the income retained by the Company on theInvestment Reserve account and the outstanding amount with equity of the Company and financing from Brazilian Development Bank - BNDES, or other source of funding according to the market scenario and convenience to the Company. For long term investments, the Company primarily uses funding sources, such as BNDES, export prepayment and international issues.

a. iii. Relevant divestitures in progress and planned divestitures

On the date of this Reference Form, the single relevant divestiture in progress is the disposal of Losango Project assets, as described below.

Losango Project

On June 30, 2011, the Company announced its intention to dispose of Losango Project’s assets, which comprise approximately 100 thousand hectares of own land and approximately 39 thousand hectares of eucalyptus plantations in own land and land leased from third parties in the State of Rio Grande do Sul.

The purchase and sale agreement regarding the Project’s assets was signed on September 10, 2012 for the maximum price of R$615 million. On December 28, 2012, the Company and CMPC Celulose Riograndense S.A. (“CMPC”) entered into a purchase and sale agreement worth R$615 million. The first installment of R$470 million was paid in advance upon execution of the agreement, while the second installment, in the amount of R$140 million was deposited in an escrow account and will be released after the granting of other official approvals and other pending conditions. In November 2014, CMPC paid in advance a new installment of R$7 million. The final installment of R$5 million will be settled upon the transfer of existing land lease agreements recorded in assets accounts and after the relevant official approvals. The agreement establishes a term of 48 months (up to 2020) for the obtainment of supplementary regulatory approvals, which may be extended for another 48 months, as decided by CMPC. If approvals are not obtained, the amount of R$477 million, including interest, will be returned to CMPC, which will redeem the escrow deposit. The Company recorded the advance payments in “Liabilities for assets held for sale.”

Since the execution of the agreement with CMPC, the Company has been working to obtain the approvals required and fulfill all pending conditions, such as the preparation of the documents to be presented to the relevant government authorities.

The Company concluded that such assets should remain recorded as “assets held for sale” and classified as non-current assets as of December 31, 2016. However, the completion of the sale is not under the exclusive management of the Company, and depends on various government approvals that are taking longer than expected. The Company is confident that approval will be given.

The financial value of net assets was compared to their fair value less the expenses arising from the sale, and no impairment was recorded. These assets generated no income in 2015.

In December 31, 2016, 2015 and 2014, a resume of the assets of this project is as follows:

	In thousands of Reais
	2016	2015	2014
Noncurrent
Biologic assets	284.217	284.217	284.217
Imobilized Assets — substantially	305.632	305.632	305.632
Other assets	8.408	8.408	8.408

Total of assets	598.257	598.257	598.257

There are no other relevant divestment planned for 2017.

b. If already published, indicate the acquisition of plant, equipment, patents or other assets that may materially affect the company’s production capacity

Not applicable, as the Company had not purchased plants, equipment, patents or other assets that can materially affect its productive capacity.

c. New products and services, including:

c.I. Description of research projects in progress that have been disclosed

By means of continuous investments in research and technological innovation, Fibria seeks to understand the interactions among fibers, industrial processes, and products, creating a competitive advantage in the pulp market, thus contributing to diversify the company business. The activities of research and innovation conducted by the Fibria Technology Center aim at increasing productivity and improving the quality of our forests, besides the development of new products, in a sustainable way. Those efforts are made not only inside our laboratories, by also in partnership with universities, suppliers and research institutes all over the world.  Given the importance of innovation in the strategy of the corporation, in 2016, Fibria invested around R$ 72 million in this area, including operating and capital expenses.

The Program of Classic Genetic Enhancement of Fibria, the purpose of which is to allow the achievement of goals of IMACel (air dry metric tons/hectare/year) throughout the term established by the organization, has considerable advances, confirmed by the average potential of new clones/clonal compounds of 11.75 tsa/ha/year, overcoming the expectations for the quinquennial 2015-2019, with the advantage of less vulnerability to risks of biotic and abiotic stresses arising out of climate changes.

The program of biotechnology has also had relevant results in 2016, with emphasis to the continuous increase of our efficiency to generate new transgenic events. In addition, we continued the researches with an aim at evaluating the potential of other biotechnological tools, such as the genome editing. The discussion on biosafety aspects and regulatory matters of genetically modified trees (EucaGM) was an important topic throughout 2016, with actions aimed at both internal and external audiences.

During 2016, the area of research in forest stewardship analyzed and recommended new fertilizers, including byproducts from our plants, using the “Integrated Fertilizer Recommendation System (SIRA)”, developed by Fibria. In the last years, the review of fertilizer formulations, and the optimization, via SIRA, of quantities of fertilizer applied, resulted in substantial gains in logistics, costs, and occupational safety. In addition, new knowledge about alternative cultures was generated, aiming at evaluating the potential of such cultures as a source of biomass, in order to diversify Fibria business.

In the area of forest protection, Fibria became a pioneer in the forest industry in the use of the approach “Big Data/Predictive Analytics”, with an aim at better understanding the “tree eucalyptus physiological disorder” (DFE), which resulted in the implementation of an action plan since the mapping of risk zones until the plating of tolerant clones, reducing considerably risks associated to DFE. In 2016, the Technology Center produced and released 7 million natural enemies in planting, contributing to the integrated control of pests and diseases. Methods were developed in order to help the classic genetic enhancement in the evaluation of resistance of our clones and diseases, with emphasis to those caused by bacteria, besides a pack of stewardship for areas with critical infestation of leaf-cutting ants in the Unit of Três Lagoas, and for the maintenance of FSC certificate in all units of Fibria.

With the recent water shortage resulting from extreme climate conditions, the research on forest ecophysiology is becoming of increased importance, motivating Fibria to intensify its weather monitoring. In 2016, the corporation increased the number of weather stations from 37 to 57.

In 2016, the Technology Center developed an integrated process of forest planning for the Corporation in order to guarantee the maintenance of water resources in its areas, without affecting the supply of wood in the short, mid-term and long-term.

During 2016, the Corporation upgraded significantly the management of intellectual property, competitive intelligence, and technological prospecting. Three new patent applications were filed. Besides, 6 new patents important to our business were granted and three new eucalyptus farms were protected.

We also evolved in the evaluation of lower technological maturity processes with potential to compose the production line in the mid and long-term, with less consumption of inputs, higher energy efficiency, and a better quality in the final product.

Fibria has taken a big leap in the research on lignin, upon acquiring the Canadian company Lignol Innovations, now Fibria Innovations, based in Canada. In 2016, we evolved considerably in the valuation of our patent portfolio in this area and in the development of applications of higher added value for several kinds of lignin, while we started the studies of engineering for the installation of our first production unit in operational scale.

Besides, we have also reached a relevant evolution in the development of research and innovation related to the diversity of our business, focusing on bioproducts. It must be highlighted the pilot unit of micro fibrillated cellulose production, which is being completed, besides the partnership made with CelluForce in Canada, leadership in the development of crystal nanocellulose. Studies for the implementation of the first bio-oil plant in Brazil are in progress in partnership with Ensyn.

c.II. Total amounts spent by the company in research to develop new products or services

In 2016, total expenditures made by the Company in development research, which comprises from plant improvement and forest management advances to the development of new products came to R$72 million.

c.III. Projects in development already released

There are no otherprojects in development already released, except for the item 10.8.a.(i) above.

c.IV. Total amounts spent by the company in the development of new products and services

In 2016 expenditures by the Company in research and development, which comprises from plant improvement and forest management advances to the development of new products came to R$72 million.

10.9 - Comment on other factors materially influencing the operating performance and neither identified nor commented in other items of this section

There are no other factors that have materially influenced the Company’s operating performance other than those identified in this section, including material information about advertisement, sponsorship, partnership and agreement expenses.

EXHIBIT IV — THE COMPANY’S PROPOSED CAPITAL EXPENDITURE BUDGET

To the Shareholders of

FIBRIA CELULOSE S.A.

Proposed Capital Expenditure Budget (EXHIBIT IV)

As provided for in Article 196 of Law 6404/76, with the wording given by Law No. 10303 of October 31, 2001, the management of Fibria Celulose S.A. (“Fibria” or “Company”) hereby submits its proposed Capital Expenditure Budget.

The proposal to allocate net income for the fiscal year 2016 mentioned in Fibria’s Financial Statements, aiming at complying with its investment plan, foresees that after the adjustments set forth in Articles 193 and 202 of Law No. 6404/76, earnings will be retained in the amount of R$1,179,079 thousand, allocated to the Profit Reserve for Investments, which will be added to this reserve’s current balance, amounting to R$830,945 thousand.

The investment plan for 2017, duly approved by the Board of Directors meeting held on December 15, 2016, totals the amount of R$5,213 million, distributed as follows:

R$ Million
Maintenance	415
Modernization	79
Research and Development	4
Information Technology	10
Forest — Renovation	1,595
Safety/Environment	42
Pulp Logistics	57
Horizonte 2	3,011

Total Capital Expenditure Budget	5,213

These investments will be made primarily with earnings retained in the Profit Reserve for Investments amounting to R$2,010 thousand. The difference, in the amount of R$3,203 million, for total investments proposed by Management will be made with own funds (generated from operations during the year) and asset management.

Summary Table of Sources and Uses of Funds

Sources of funds	R$million

Earnings retention for investments
Balance of profit reserve for investments	831
Earnings retained in 2015	1,179

Own funds (generated from operations during the year) / Third parties	3,203

TOTAL	5,213

Uses

Investments	5,213

This being the intended proposal, please do not hesitate to cantact the Management if you have any question.

São Paulo, January 27, 2017

MANAGEMENT

EXHIBIT V - INFORMATION ON THE ALLOCATION OF NET INCOME REQUIRED UNDER CVM INSTRUCTION NO. 481/2009

PROPOSED ALLOCATION OF NET INCOME FOR THE YEAR ENDED DECEMBER 31, 2016 PREPARED BY THE MANAGEMENT OF FIBRIA CELULOSE S.A. TO BE SUBMITTED FOR THE APPRECIATION AND RESOLUTION OF THE ANNUAL GENERAL SHAREHOLDERS’ MEETING SCHEDULED FOR APRIL 28, 2017, PURSUANT TO ITEM II, PARAGRAPH 1 OF ARTICLE 9 OF CVM INSTRUCTION No. 481/09.

EXHIBIT 9-1-II ALLOCATION OF NET INCOME

1.                  Inform the net income for the year.

2016 (R$ thousands)
1,654,848

2.                  Inform the overall amount and amount per share of dividends, including prepaid dividends and interest on shareholders’ equity already declared.

The Company did not declare or prepay dividends, nor interest on shareholders’ equity during 2017.

3.                  Inform the percentage of net income for the year distributed.

2016 (%)
25%

This percentage refers to adjusted net income for 2016, after allocation to the legal reserve.

4.                  Inform the overall amount and amount per share of dividends distributed based on profits from previous years.

On May 9, 2016, the Company paid as dividends the amount of R$300,000,000.00 (three hundred million) corresponding to R$0.541916712 per common share issued by the Company on that date, corresponding to 92,29% of adjusted net income for the fiscal year ended December 31, 2015, and (a) the amount of R$81,268,996.20 (eighty one million, two hundred sixty eight thousand, nine hundred ninety six Reais and twenty centavos), corresponding to R$0.146803424 per common share issued by the Company on that date, was distributed as minimum mandatory dividend; according to the Corporate Law and the article 31, item II of the Company’s by-laws and (b) the amount of R$218,731,003.80 (two hundred eighteen million, seven hundred thrirty one thousand and three Reais and eighty centavos), corresponding to R$0.395113288 per common share issued by the Company on that date, was distributed as additional dividends, as approved at the Annual General and Special Shareholders’ Meeting of the Company held on April 27, 2016.

On May 14, 2015, the Company paid as dividends the amount of R$147,804,421.33, corresponding to R$0.266991699 per common share issued by the Company on that date, corresponding to 100% of adjusted net income for the fiscal year ended December 31, 2014, and (a) the amount of R$36,951,105.33, corresponding to R$0.066747925 per common share issued by the Company on that date, was distributed as minimum mandatory dividend; and (b) the amount of R$110,853,316.00, corresponding to R$0.200243775 per common share issued by the Company on that date, was distributed as additional dividends, as approved at the Annual General and Special Shareholders’ Meeting of the Company held on April 28, 2015.

On December 9, 2015, the Company extraordinarily paid interim dividends in the amount of R$2,000,000,000.00, corresponding to R$3.612778081 per common share issued by the Company on that date, which were paid against the Company’s Reserve for Investments account as approved at the Company’s Special Shareholders’ Meeting held on November 30, 2015.

No dividends were distributed in the fiscal years ended in December 31, 2014 and 2013, since the Company recorded losses in the fiscal years ended on December 31, 2013 and 2012, respectively.

5.                  Inform, after deducting prepaid dividends and interest on shareholders’ equity already declared:

a.                  The gross amount of dividend and interest on shareholders’ equity, separately, by share of each type and class.

	2016 (R$ thousands)	Per Share
Dividend	393,026	0.709958535
Interest on shareholders’ equity (gross)	—	—
Interest on shareholders’ equity (net)	—	—

The capital of Fibria Celulose S.A. on December 31, 2016 was composed only of 553,934,646 common shares; there are no preferred shares. The Company keeps in treasury 344,042 commen shares that was discounted from the determination of the value of dividend per common share.

The Company has not declared or paid dividends in advance, or interest on shareholders’ equity in 2016.

b.                  The form and term of payment of dividends and interest on shareholders’ equity.

The form and term of payment of dividends will be approved at the Annual General Shareholders’ Meeting scheduled for April 28, 2017.

c.                   Possible application of restatement and interest on dividends and interest on shareholders’ equity.

No restatement and interest apply on dividends proposed and no payment of interest on shareholders’ equity was made based on the fiscal year ended December 31, 2016.

d.                  Date of declaration of payment of dividends and interest on shareholders’ equity considered for identification of shareholders entitled to receive it.

The payment of dividends based on the net income for the 2016 fiscal year shall be resolved at the Annual General Shareholders’ Meeting scheduled for April 28, 2017.

The dividends, if approved, will be paid according to the shareholding positions verified at the close of BM&FBOVESPA’s trading session of May 9, 2017 (base date), respecting the transactions made until this date, inclusive. The Company’s shares will be traded “ex-dividends” as of May 10, 2016, inclusive.

6.                  In the case of a declaration of dividends or interest on shareholders’ equity based on profits determined in half-yearly balance sheets or for shorter periods.

a.                  Identify the amount of dividends or interest on shareholders’ equity already declared.

Not applicable, as the Company did not declare dividends or interest on shareholders’ equity based on profits determined in half-yearly balance sheets or for shorter periods.

b.                  Inform the date of payments.

Not applicable, as the Company did not declare dividends or interest on shareholders’ equity based on profits determined in half-yearly balance sheets or for shorter periods.

7.                  Provide a comparative table indicating the following amounts per share of each type and class:

a.                  Net income for the year and three (3) preceding years.

2016 (R$)	2015 (R$)	2014 (R$)	2013 (R$)
2.99	0.62	0.28	(1.28)

The Company recorded losses in 2013.

b.                  Dividend and interest on shareholders’ equity paid in three (3) previous years.

	2016 (R$ thousands)	2015 (R$ thousands)	2014 (R$ thousands)
Dividend	0.54	3.88	—
Interest on shareholders’ equity (gross)	—	—	—

8.                  In the case of allocation of income to legal reserve.

a.                  Inform the amount allocated to the legal reserve.

2016 (R$ thousands)
82,742

b.                  Detail the manner of calculation of legal reserve.

Net Income 2016 (R$ thousands)
1,654,848

(X) Percentage allocated to legal reserve - 5%
82,742

9.                  If the company owns preferred shares entitled to fixed or minimum dividends.

a.                  Describe the method for calculation of fixed or minimum dividends.

Not applicable because the Company has no preferred shares.

b.                  Inform whether the income for the year is sufficient for full payment of fixed or minimum dividends.

Not applicable because the Company has no preferred shares.

c.                   Identify whether any unpaid portion is cumulative.

Not applicable because the Company has no preferred shares.

d.                  Identify the overall amount of fixed or minimum dividends to be paid to each class of preferred shares.

Not applicable because the Company has no preferred shares.

e.                   Identify the fixed or minimum dividends to be paid per preferred share of each class.

Not applicable because the Company has no preferred shares.

10.           In relation to the mandatory dividend.

a.                  Describe the method of calculation provided in the bylaws.

The Company Bylaws, in article 30, item III, provides for the allocation of 25% of net income, calculated according to article 202 of Law No. 6404/1976, to payment of the mandatory annual dividend. Whereas the Company’s capital stock is represented only by common shares, the mandatory dividend is calculated by dividing the equivalent to 25% of net income, after adjustments provided for by the law, by the number of common shares issued by the Company, after deduction of treasury shares.

b.                  Inform whether it is being paid in full.

The minimum mandatory dividend, calculated as described in section 10(a), will be paid in full in related to the net income recorded in the 2016 fiscal year.

c.                   Inform the amount to be withheld.

Not applicable, since there will be no withholding of the mandatory dividend.

11.           In the case of withholding of the mandatory dividend due to the company’s financial situation.

a.                  Inform the amount withheld.

Not applicable, since there will be no withholding of the mandatory dividend.

b.                  Describe in detail the financial situation of the company, including aspects related to liquidity analysis, working capital and positive cash flows.

Not applicable, since there will be no withholding on dividend payments.

c.                   Justify the withholding of dividends.

Not applicable, since there will be no withholding on dividend payments.

12.           If there is allocation of income to the reserve for contingencies.

a.                  Identify the amount allocated to the reserve.

Not applicable, since there is no allocation of income to the reserve for contingencies.

b.                  Identify the loss considered likely and its cause.

Not applicable, since there is no allocation of income to the reserve for contingencies.

c.                   Explain why the loss was considered likely.

Not applicable, since there is no allocation of income to the reserve for contingencies.

d.                  Justify the establishment of the reserve.

Not applicable, since there is no allocation of income to the reserve for contingencies.

13.           In the case of allocation of income to the reserve for unrealized profits.

a.                  Inform the amount allocated to the reserve for unrealized profits.

Not applicable, since there is no allocation of income to the reserve for unrealized profits.

b.                  Inform the nature of unrealized profits that gave rise to the reserve.

Not applicable, since there is no allocation of income to the reserve for unrealized profits.

14.           In the case of allocation of income to the statutory reserves.

a.                  Describe the statutory provisions that establish the reserve.

Not applicable, since there is no allocation of income to the statutory reserves.

b.                  Identify the amount allocated to the reserve.

Not applicable, since there is no allocation of income to the statutory reserves.

c.                   Describe how the amount was calculated.

Not applicable, since there is no allocation of income to the statutory reserves.

15.           In the case of retention of earnings under the capital budget.

a.                  Identify the amount withheld.

The proposed allocation of net income attributed to the shareholders of the Company for the year ended 2016, shown in the Financial Statements of the Company, provides that after the adjustments referred to in the articles 193 and 202 of the Brazilian Corporate Law, earnings will be retained in the amount of R$1,179,079,122.81 (one billion, one hundred seventy nine million, seventy nine thousand, one hundred twenty two Reais and eighty one centavos), for the Profit Reserve, intended to meet the investment plan of the Company.

b.                  Provide a copy of the capital budget.

A copy of the capital budget is included in Exhibit IV to this Proposal.

16.           In the case of allocation of income to the tax incentive reserve.

a.                  Inform the amount allocated to the reserve.

Not applicable, since there is no allocation of income to the tax incentive reserve.

b.                  Explain the nature of the allocation.

Not applicable, since there is no allocation of income to the tax incentive reserve.

EXHIBIT VI QUALIFICATIONS OF CANDIDATES for THE BOARD OF DIRECTOS (Items 12.5 to 12.10 of Exhibit A to CVM Instruction 552/2014)

12.5 In relation to each member of the issuer’s board of directors, indicate in table format:

a. name

b. Date of Birth

c. profession

d. CPF or passport number

e. position held

f. date of election

g. date of taking office

h. term of office

i. other positions held or functions exercised in the issuer

j. whether elected by controlling shareholder or not

k. if independent member and, if positive, the criterion adopted by the issuer to determine independence

l. number of consecutive terms of office

m. information about:

i. main professional experience over the last 5 years, indicating:

•                                        company name and activity sector

•                                        title

•                                        whether the company is part of (i) the issuer’s economic group, or (ii) is controlled by any of the issuer’s shareholder holding direct or indirect interest of 5% or more in any one class or type of the issuer’s securities

ii. indication of all the management positions held in other companies or third sector organizations

n. description of any of the following events that have occurred during the last 5 years:

i. any criminal conviction

ii. any conviction in relation to a Brazilian Securities Commission administrative proceeding and the penalties applied

iii. any final and unappealable court decision, at the judicial or administrative levels, that suspended or disqualified him/her from the practice of any professional or commercial activity

Name	José Luciano Duarte Penido	Tax ID No. (CPF)	091.760.806-25
Profession	Engineer	Date of Birth	March 08, 1948
Elective position held	Chairman of the Board of Directors	Other positions held or functions exercised at the issuer	Member of the People and Compensation Committee, coordinator and member of the Sustainability Committee, and member of the Innovation Committee.
Elected on	April 28, 2017	Elected by controlling shareholder	Yes
Took Office on	By May 28, 2017	Independent Member	No
Term of Office	Until August 2019 (2 years)	Criteria used to determine independence	N/A
Consecutive Terms of Office	5

Education

Bachelor’s degree in Mining from the Federal University of Minas Gerais.

Professional Background (past 5 years)

Mr. José Luciano Duarte Penido has been the Chairman of the Board of Directors of Fibria Celulose S.A., a pulp manufacturer, since November 2009. Previously, from 2004 to 2009, he was Chief Executive Officer and member of the Board of Directors of Votorantim Celulose e Papel S.A. (former trade name of the Company).

Currently, Mr. José Luciano Penido is a Permanent Independent Member of the Board of Directors of Copersucar S.A. (a company in the agricultural sector, operating particularly in the sugar and ethanol segments), Independent Member of the Board of Directors of Química Amparo Ltda. (a manufacturer of personal hygiene and cleaning products), Permanent Independent Member of the Algar Group (telecommunications sector), Member of the Sustainability Committee of Banco Santander (Brazil) S.A. (a financial institution), and member of the Brazilian Coalition on Climate, Forests and Agriculture strategic group. None of the companies mentioned above is part of the Company’s economic group, or is controlled by Company shareholders directly or indirectly holding more than 5% of Company shares of the same class or type.

Mr. José Luciano Penido holds no management positions in third sector companies or organizations, other than those described above.

For clarification purposes, the approval of Mr. José Luciano Duarte Penido for the positions of (a) member of the Innovation Committee; (b) member of the People and Compensation Committee; and (c) coordinator and member of the Sustainability Committee was decided during the Meeting of the Board of Directors held on June 25, 2015. The terms of office of the positions described above coincide with those of the members of the Board of Directors, that is, 2 years, ending on August 2017.

Declaration of Any Convictions (past 5 years)

Mr. José Luciano Duarte Penido has not been subject to any of the following in the last 5 years: (i) conviction on a criminal charge pending final judgment, (ii) conviction in administrative proceedings before CVM pending final judgment, or (iii) a final judgment in the judicial or administrative sphere declaring his suspension or disqualification from exercising any professional or commercial activity.

Mr. José Luciano Duarte Penido declares that he is not considered a Politically Exposed Person under the applicable regulations, since he neither holds nor held in the past 5 years, in Brazil or in foreign countries, territories and dependencies, important government positions, jobs or functions, as well as his representatives, family members and other closely related persons.

Name	Maria Paula Soares Aranha	Tax ID No. (CPF)	035.859.048-58
Profession	Business Manager	Date of Birth	February 08, 1957
Elective Position Held	Alternate Member of the Board of Directors	Other positions held or functions exercised at the Issuer	Coordinator and member of the Statutory Audit Committee
Elected on	April 28, 2017	Elected by controlling shareholder	Yes
Took Office on	By May 28, 2017	Independent Member	No
Term of Office	Until August 2019 (2 years)	Criteria used to determine independence	N/A
Consecutive Terms of Office	3

Education

Bachelor’s degree in Business Management from FGV — Getúlio Vargas Foundation; graduate degree in Finance from FGV — Getúlio Vargas Foundation. Master’s degree in Controllership and Accounting Science from USP — University of São Paulo; MBA in Controller from USP — University of São Paulo.

Professional Background (past 5 years)

Ms. Maria Paula Soares Aranha has been an alternate member of the Board of Directors of Fibria Celulose S.A., a pulp manufacturer, since April 2013, also performing the duties of Coordinator and Member of the Company’s Statutory Audit Committee.

From April 2016 to date, she has been the Chairman of the Fiscal Council of Invepar S.A., a company in the transport and logistics sector. Ms. Maria Paula Soares Aranha was also a member of the Fiscal Council of the Company, from April 2011 to April 2013. Since 2005, she has been engaged in controllership, corporate governance and operational risk management advisory. She was also Planning and Control Superintendent at Companhia de Seguros Aliança do Brasil (an affiliate of Banco do Brasil operating in the insurance sector). Except for the Company, none of the companies mentioned above is part of the Company’s economic group, or is controlled by Company shareholders directly or indirectly holding more than 5% of Company shares of the same class or type.

Ms. Maria Paula Soares Aranha holds no management positions in third sector companies or organizations, other than those described above.

For clarification purposes, the approval of Ms. Maria Paula Soares Aranha for the positions of coordinator and member of the Company’s Statutory Audit Committee was resolved during the Meeting of the Board of Directors held on June 25, 2015. The term of office of the positions of coordinator and member of the Statutory Audit Committee is 5 years.

Declaration of Any Convictions (past 5 years)

Ms. Maria Paula Soares Aranha has not been subject to any of the following in the last 5 years: (i) conviction on a criminal charge pending final judgment, (ii) conviction in administrative proceedings before CVM pending final judgment, or (iii) a final judgment in the judicial or administrative sphere declaring her suspension or disqualification from exercising any professional or commercial activity.

Mr. Maria Paula Soares Aranha declares that she is not considered a Politically Exposed Person under the applicable regulations, since she neither holds nor held in the past 5 years, in Brazil or in foreign countries, territories and dependencies, important government positions, jobs or functions, as well as her representatives, family members and other closely related persons.

Name	Alexandre Gonçalves Silva	Tax ID No. (CPF)	022.153.817-87
Profession	Engineer	Date of Birth	March 06, 1945
Elective Position Held	Permanent Member of the Board of Directors	Other positions held or functions exercised at the Issuer	Coordinator and member of the People and Compensation Committee
Elected on	April 28, 2017	Elected by controlling shareholder	Yes
Took Office on	By May 28, 2017	Independent Member	Yes
Term of Office	Until August 2019 (2 years)	Criteria used to determine independence	Rules set forth in the Novo Mercado Regulations
Consecutive Terms of Office	5

Education

Bachelor’s degree in Mechanics Engineering from the Pontifical Catholic University of Rio de Janeiro — PUC/RJ.

Professional Background (past 5 years)

Mr. Alexandre Gonçalves Silva has been an independent member of the Board of Directors of Fibria Celulose S.A., a pulp manufacturer, since December 2009. Simultaneously, Mr. Alexandre Gonçalves Silva is the Chairman of the Board of Directors of Embraer S.A. (publicly held company of the aerospace sector), and a member of the Board of Directors of Tecsis - Tecnologia e Sistemas Avançados S.A. (a manufacturer of plastic goods for industrial use), Cia. Nitroquimica Brasileira (a manufacturer of non-organic chemical compounds), Ultrapar (company in the fuel distribution sector), Amcham — American Chamber of Commerce (not-for-profit entity that facilitates the contact between Brazilian entrepreneurs and business with US entrepreneurs and business), and a member of the Board of Directors and the People and Compensation Committee of Votorantim Cimentos S.A. (a company of the construction materials sector).

Previously, Mr. Alexandre Gonçalves Silva was a member of the board of directors of companies of different sectors, with special focus on his activities as member of the board of directors of PDG Realty Empreendimentos e Participações S.A. (a civil construction company), and TAM Capital, INC. (a subsidiary of TAM Linhas Aéreas S.A. that operates in the segment of aircraft purchases and financing).

Mr. Alexandre Gonçalves Silva holds no management positions in third sector companies or organizations, other than those described above.

Of the companies mentioned above, Votorantim Cimentos S.A. is also controlled by Votorantim S.A., which is a controlling shareholder in the Company, holding more than 5% of the common shares issued by the Company. The remaining companies are not comprised in the Company’ economic group.

For clarification purposes, the approval of Mr. Alexandre Gonçalves Silva for the positions of coordinator and member of the People and Compensation Committee of the Company was decided during the Meeting of the Board of Directors held on June 25, 2015. The terms of office of the positions of coordinator and member of the People and Compensation Committee coincide with those of the members of the Board of Directors, that is, 2 years, ending on August 2017.

Declaration of Any Convictions (past 5 years)

Mr. Alexandre Gonçalves Silva has not been subject to any of the following in the last 5 years: (i) conviction on a criminal charge pending final judgment, (ii) conviction in administrative proceedings before CVM pending final judgment, or (iii) a final judgment in the judicial or administrative sphere declaring his suspension or disqualification from exercising any professional or commercial activity.

Mr. Alexandre Gonçalves Silva declares that he is not considered a Politically Exposed Person under the applicable regulations, since he neither holds nor held in the past 5 years, in Brazil or in foreign countries, territories and dependencies, important government positions, jobs or functions, as well as his representatives, family members and other closely related persons.

Name	José Écio Pereira da Costa Júnior	TAX ID NO. (CPF)	359.920.858-15
Profession	Accountant and Business Administrator	Date of birth	September 11, 1951
Elective position held	Alternate Member of the Board of Directors	Other positions held or functions exercised at the issuer	Member of the Statutory Audit Committee
Elected on	April 28, 2017	Elected by controlling shareholder	Yes

Took Office on	By May 28, 2017	Independent member	Yes
Term of office	Until the AGM in 2019 (2 years)	Criteria used to determine independence	Rules included in the Novo Mercado Regulations
Consecutive terms of office	3

Education

Graduated in Business Administration from Escola de Administração de Empresas of Fundação Getúlio Vargas in São Paulo and in Accounting Science from Universidade São Judas Tadeu.

Professional Experience (past 5 years)

Since 2013 Mr. José Écio Pereira da Costa Júnior has been an alternate member of the Board of Directors of Fibria Celulose S.A., a company which operates in the pulp sector, and a member of the Company’s Statutory Audit Committee. Previously, from December 2009 to April 2013, Mr. José Écio was Chairman of the Company’s Fiscal Council, and from 2011 to 2013 he was a member of the board of the Noster Group (civil construction, collective transport and car dealership sector). Since December 2007 he has also worked in a business management consultancy firm, JEPereira Consultoria em Gestão de Negócios S/S Ltda, where he is a partner and manager.

Currently, Mr. José Écio Pereira is a member of the Board of Directors and Chairman of the Audit Committee of Gafisa S.A. (a publicly-held company operating in the civil construction sector), member of the Board of Directors of Princecampos Participações S.A. (which operates in intermunicipal and interstate public transport), member of the Advisory Council of CVI Refrigerantes Ltda. (a producer of beverages which makes, sells and distributes products of The Coca-Cola Company, Heineken and Leão Alimentos e Bebida), member of the Audit Committee of Auditoria da Votorantim Cimentos S.A. (production of basic construction materials), Votorantim Metais S.A. (mining sector), Votorantim Siderurgia S.A (long steel industry), Citrosuco S.A. (orange juice sector) and member of the Steering Committee of IBEF-PR — the Brazilian Institute for Financial Executives of Paraná (a not-for-profit organization that arranges meetings of financial executives from the different segments of economic activity in Paraná).

Of the companies mentioned above, the following are subsidiaries of Votorantim S.A., which is one of the controlling shareholders of the Company and holds more than 5% of its common shares: Votorantim Cimentos S.A., Votorantim Metais S.A., Votorantim Siderurgia S.A and Citrosuco S.A.. The other companies are not members of the Company’s business group.

Other than the positions mentioned above, Mr. José Écio Junior holds no other management positions in companies or third sector organizations.

In clarification, Mr. José Écio Pereira’s membership of the Company’s Statutory Audit Committee was approved at a meeting of the Company Board of Directors held on June 25, 2015. His term of office as a member of this committee is five years.

Declaration of Any Convictions (past 5 years)

Mr. José Écio Pereira da Costa Júnior has not been subject to any of the following in the last 5 years: (i) conviction on a criminal charge, even though not under final judgment; (ii) conviction in CVM administrative proceedings, even though not under final judgment or (iii) a final judgment in the judicial or administrative sphere declaring his suspension or disqualification from exercising any professional or commercial activity.

Mr. José Écio Pereira da Costa Júnior declares that he is not considered a Politically Exposed Person under the applicable regulations, since he neither holds nor held in the past 5 years, in Brazil or in foreign countries, territories and dependencies, important government positions, jobs or functions, as well as his representatives, family members and other closely related persons.

Name	Carlos Augusto Lira Aguiar	TAX ID NO. (CPF)	032.209.829-72
Profession	Engineer	Date of birth	July 24, 1945
Elective position held	Member of the Board of Directors	Other positions held or functions exercised at the issuer	Coordinator and member of the Innovation Committee
Elected on	April 28, 2017	Elected by controlling shareholder	Yes
Took Office on	By May 28, 2017	Independent member	No
Term of office	Until the AGM in 2019 (2 years)	Criteria used to determine independence	N/A
Consecutive terms of office	4

Education

Graduated in Industrial Chemical Engineering from the Universidade Federal do Ceará, with further and specialist courses at Harvard University (USA) and at Chelwood (United Kingdom).

Professional Experience (past 5 years)

Since January 2012, Mr. Carlos Augusto Lira Aguiar has been a member of the Board of Directors of Fibria Celulose S.A., a company that operates in the pulp sector. Previously he was Chief Executive Officer of the Company, since its incorporation in August 2009, and held this position until June 2011. He was also Chairman of the Board of Directors of Veracel Celulose S.A., a member of the Fibria Celulose S.A. business group which operates in the pulp sector.

Currently, Mr. Carlos Augusto Lira Aguiar is also Chairman of the Advisory Council of IBÁ — Indústria Brasileira de Árvores (an association responsible for the institutional representation of the production chain of planted trees, from plantation to industry).

Other than the positions mentioned above, Mr. Carlos Augusto Lira Aguiar holds no other management positions in companies or third sector organizations.

In clarification, Mr. Carlos Augusto Lira Aguiar’s position as coordinator and member of the Company’s Innovation Committee was approved at a meeting of the Board of Directors held on June 25, 2015. His term of office on the committee is the same as that of members of the Board of Directors, i.e. 2 years, ending on the date of the AGM in 2017.

Declaration of Any Convictions (past 5 years)

Mr. Carlos Augusto Lira Aguiar has not been subject to any of the following in the last 5 years: (i) conviction on a criminal charge, even though not under final judgment; (ii) conviction in CVM administrative proceedings, even though not under final judgment or (iii) a final judgment in the judicial or administrative sphere declaring his suspension or disqualification from exercising any professional or commercial activity.

Mr. Carlos Augusto Lira Aguiar declares that he is not considered a Politically Exposed Person under the applicable regulations, since he neither holds nor held in the past 5 years, in Brazil or in foreign countries, territories and dependencies, important government positions, jobs or functions, as well as his representatives, family members and other closely related persons.

Name	Julio Sergio de Souza Cardozo	TAX ID NO. (CPF)	005.985.267-49
Profession	Accountant	Date of birth	August 18, 1944
Elective position held	Alternate member of the Board of Directors	Other positions held or functions exercised at the issuer	Member of the Statutory Audit Committee (financial specialist)
Elected on	April 28, 2017	Elected by controlling shareholder	Yes
Took Office on	By May 28, 2017	Independent member	No
Term of office	Until the AGM in 2019 (2 years)	Criteria used to determine independence	N/A
Consecutive terms of office	3

Education

Graduated in Accounting and Administration from the Mackenzie School of Accounting and Administrative Sciences, Rio de Janeiro. Graduate degree in Controllership and Auditing from the Universidade do Estado do Rio de Janeiro (UERJ).

Professional Experience (past 5 years)

Since 2014, Mr. Julio Sergio de Souza Cardozo has been an alternate member of the Board of Directors of Fibria Celulose S.A., a company operating in the pulp sector, and financial specialist member of the Company’s Statutory Audit Committee. At the same time, Mr. Julio Sergio is a speaker at conferences, company consultant and free professor of controllership and finance. He lectures on the Master’s Program in Accounting Science at UERJ - Universidade do Estado do Rio de Janeiro, and on MBA courses as a guest professor in various learning institutions in Brazil. He was a partner of Ernst & Young (an audit firm) for more than twenty years, and after his retirement he founded Julio Sergio Cardozo & Associados, a business consultancy firm based in the city of São Paulo.

Currently, Mr. Julio Cardozo is also Chairman of the Board of Directors of Saraiva S.A. Livreiros Editores (a public company in the graphics and publishing sector), and Chairman of the Fiscal Council of the Organizing Committee of the Rio 2016 Olympic and Paralympic Games.

Other than the positions mentioned above, Mr. Julio Sergio de Souza Cardozo holds no other management positions in companies or third sector organizations.

None of the above-mentioned companies are members of the Company’s business group or controlled by a shareholder of the Company with a direct or indirect interest of more than 5% in a single class or type of security issued by the Company.

In clarification, Mr. Julio Sergio de Souza Cardozo’s position as member and financial specialist of the Company’s Statutory Audit Committee was approved at a meeting of the Board of Directors held on June 25, 2015. His terms of office is five years.

Declaration of Any Convictions (past 5 years)

Mr. Julio Sergio de Souza Cardozo has not been subject to any of the following in the last 5 years: (i) conviction on a criminal charge, even though not under final judgment; (ii) conviction in CVM administrative proceedings, even though not under final judgment or (iii) a final judgment in the judicial or administrative sphere declaring his suspension or disqualification from exercising any professional or commercial activity.

Mr. Julio Sergio de Souza Cardoso declares that he is not considered a Politically Exposed Person under the applicable regulations, since he neither holds nor held in the past 5 years, in Brazil or in foreign countries, territories and dependencies, important government positions, jobs or functions, as well as his representatives, family members and other closely related persons.

Name	Paulo Fernando Fleury da Silva e Souza	TAX ID NO. (CPF)	181.109.917-34
Profession	Engineer	Date of birth	September 16, 1946
Elective position held	Permanent member of the Board of Directors	Other positions held or functions exercised at the issuer	N/A
Elected on	April 28, 2017	Elected by controlling shareholder	Yes
Took Office on	By May 28, 2017	Independent member	No
Term of office	Until the AGM in 2019 (2 years)	Criteria used to determine independence	N/A
Consecutive terms of office	0

Education

Mr. Paulo Souza holds a bachelor’s degree in Mechanical Engineering from the Federal University of Rio de Janeiro and a Master’s degree in Production Management from the Loughborough Univesity — UK.

Professional Experience (past 5 years)

Mr. Paulo Souza was Chair Professor of Logistics and Operations Strategy of Federal University of Rio de Janeiro, between 1972 and 2013. Was the founder and director General of ILOS - Institute of Logistics and Supply Chain (a company operating in the consulting, market intelligence, courses and technical missions sector), between 2008 and 2015.

He worked until 2015 as a member of the Board of Directors of large and medium-sized companies such as Wilson Sons S.A (a company operating in the port sector), Ferrovias Brasil (a company operating in the railway sector ), Ferroban (a company operating in the railway sector) and Ferrovia NovoOeste S.A. Currently has been an independent consultant.

Except for the Company, none of the companies mentioned above is part of the Company’s economic group, or is controlled by Company shareholders directly or indirectly holding more than 5% of Company shares of the same class or type.

Mr. Paulo Souza holds no management positions in third sector companies or organizations, other than those described above.

Declaration of Any Convictions (past 5 years)

Mr. Paulo Fernando Fleury da Silva e Souza has not been subject to any of the following in the last 5 years: (i) conviction on a criminal charge, even though not under final judgment; (ii) conviction in CVM administrative proceedings, even though not under final judgment or (iii) a final judgment in the judicial or administrative sphere declaring his suspension or disqualification from exercising any professional or commercial activity.

Mr. Paulo Fernando Fleury da Silva e Souza declares that he is not considered a Politically Exposed Person under the applicable regulations, since he neither holds nor held in the past 5 years, in Brazil or in foreign countries, territories and dependencies, important government positions, jobs or functions, as well as his representatives, family members and other closely related persons.

Name	Cesar Augusto Chaves Mendonça	TAX ID NO. (CPF)	085.684.077-73
Profession	Engineer	Date of birth	October 31, 1979
Elective position held	Alternate member of the Board of Directors	Other positions held or functions exercised at the issuer	N/A
Elected on	April 28, 2017	Elected by controlling shareholder	Yes
Took Office on	By May 28, 2017	Independent member	No
Term of office	Until the AGM in 2019 (2 years)	Criteria used to determine independence	N/A
Consecutive terms of office	0

Education

Mr. Carlos Mendonça holds a bachelor’s degree in Mechanical Engineering from the Instituto Tecnológico de Aeronáutica —ITA and a Master’s degree in Administration from the Federal University of Rio de Janeiro (COPPEAD).

Professional Experience (past 5 years)

Mr. Carlos Mendonça joined in january 2009 the Banco Nacional de Desenvolvimento Econômico e Social (BNDES) and is currently Manager at BNDES’ Capital Markets area, working in the Porfolio Management Department. Previously, between 2016 and 2017, he was an alternate member of Fiscal Council at Klabin S.A (a company operating in the pulp and paper sector).

Mr. Cesar Mendonça has been an alternate member of the Board of Directors of Tupy S.A (a company operating in the automotive sector).

Other than the positions mentioned above, Mr. Carlos Mendonça holds no other management positions in companies or third sector organizations.

BNDES, through BNDESPAR, is a controlling shareholder of the Company, with an indirect interest of more than 5% in the Company stock. Tupy S.A. is not a member of the Company’s business group, but it is also controlled by BNDESPAR.

Declaration of Any Convictions (past 5 years)

Mr. Cesar Augusto Chaves Mendonça has not been subject to any of the following in the last 5 years: (i) conviction on a criminal charge, even though not under final judgment; (ii) conviction in CVM administrative proceedings, even though not under final judgment or (iii) a final judgment in the judicial or administrative sphere declaring his suspension or disqualification from exercising any professional or commercial activity.

Mr. Cesar Augusto Chaves Mendonça declares that he is considered to be a Politically Exposed Person, as defined in the applicable regulations, since in the last five years he has served in a management position in BNDES — Banco Nacional de Desenvolvimento Econômico.

Name	João Carvalho de Miranda	TAX ID NO. (CPF)	772.120.887-49
Profession	Economist	Date of birth	July 08, 1962
Elective position held	Deputy Chairman of the Board of Directors	Other positions held or functions exercised at the issuer	Member of the Sustainability Committee
Elected on	April 28, 2017	Elected by controlling shareholder	Yes
Took Office on	By May 28, 2017	Independent member	No
Term of office	Until the AGM in 2019 (2 years)	Criteria used to determine independence	N/A
Consecutive terms of office	5

Education

Graduated in Economics from Pontifícia Universidade Católica do Rio de Janeiro, with a graduate degree in Business Administration from Instituto de Pós-Graduação e Pesquisa em Administração of the Universidade Federal do Rio de Janeiro (COPPEAD). He also took part in an exchange program with Wharton Business School, in the University of Pennsylvania.

Professional Experience (last 5 years)

Since 2009, Mr. João Carvalho de Miranda has been a member of the Board of Directors of Fibria Celulose S.A., a company operating in the pulp sector. At the same time, Mr. João Miranda is Managing Director of Votorantim S.A. (a holding company responsible for the industrial business of the Votorantim group, and a shareholder of the Company with an interest exceeding 5% of its capital stock), Deputy Chairman of the Board of Directors of Votorantim Cimentos S.A. (a company that makes basic construction materials), and member of the Board of Directors of Votorantim Metais S.A. (a company in the mining sector) and Banco Votorantim (banking sector).

Previously he was Finance Director and Investor Relations Officer for Votorantim S.A., from March 2009 to December 2013, and before he joined Votorantim S.A., he was Vice President Director of Banco Citibank S.A. do Brasil (financial institution) from 2006 to 2009.

Other than the positions mentioned above, Mr. João Carvalho de Miranda holds no other management positions in companies or third sector organizations.

All the above-mentioned companies, with the exception of Citibank S.A. Brasil, are members of the Company’s business group. Votorantim S.A. is a controlling shareholder of the Company, with an indirect interest of more than 5% in the Company stock.

In clarification, Mr. João Carvalho de Miranda’s position as member of the Company’s Sustainability Committee was approved at a meeting of the Board of Directors held on May 19, 2016. His two-year term of office in the above position ends on the date of the AGM in 2017, which coincides with that of members of the Board of Directors.

Declaration of Any Convictions (past 5 years)

Mr. João Carvalho de Miranda has not been subject to any of the following in the last 5 years: (i) conviction on a criminal charge, even though not under final judgment; (ii) conviction in CVM administrative proceedings, even though not under final judgment or (iii) a final judgment in the judicial or administrative sphere declaring his suspension or disqualification from exercising any professional or commercial activity.

Mr. João Carvalho de Miranda declares that he is not considered a Politically Exposed Person under the applicable regulations, since he neither holds nor held in the past 5 years, in Brazil or in foreign countries, territories and dependencies, important government positions, jobs or functions, as well as his representatives, family members and other closely related persons.

Name	Sergio Augusto Malacrida Junior	TAX ID NO. (CPF)	166.532.868-19
Profession	Economist	Date of birth	September 26, 1973
Elective position held	Alternate member of the Board of Directors	Other positions held or functions exercised at the issuer	Member of the Finance Committee
Elected on	April 28, 2017	Elected by controlling shareholder	Yes
Took Office on	By May 28, 2017	Independent member	No
Term of office	Until the AGM in 2019 (2 years)	Criteria used to determine independence	N/A
Consecutive terms of office	3

Education

Graduated in Economics from USP — Universidade de São Paulo with a Master’s degree in Pure Mathematics from IME/USP.

Professional Experience (past 5 years)

Since April 2014, Mr. Sérgio Malacrida has been an alternate member of the Board of Directors of Fibria Celulose S.A., a company operating in the pulp sector. He is also Coordinator of the Company’s Finance Committee. At the same time, Mr. Sérgio Malacrida is Treasury and Investor Relations Officer for Votorantim S.A. (a holding company responsible for the industrial business of the Votorantim group), member of the Finance Committee of Votorantim Cimentos S.A. (a company producing basic construction material), Chairman of the Board of Directors and member of the Finance Committee of the Senador José Ermírio de Moraes Foundation (FUNSEJEM) (a private not-for-profit pension institution, which manages the pension plans of employees of the Votorantim Group), member of the Board of Directors of Citrosuco S.A. (a company which produces orange juice) and member of the Board of Directors of Votorantim Energia S.A. (a company that operates in the energy sector).

Previously, Mr. Sérgio Malacrida was Company Treasurer, from 2012 to 2013. Between 2011 and 2012, he served as CFO of Vanguarda Agro S.A. (a public company that produces and markets vegetable products). He was also a partner of Vinci Partners (investment managers) from 2010 to 2011 and of PR&A Financial Products Ltda. (a company that develops computer programs to order) from 1999 to 2010.

Of the companies mentioned above, the following are subsidiaries of Votorantim S.A., which is one of the controlling shareholders of the Company and holds more than 5% of its common shares: Votorantim Cimentos S.A., FUNSEJEM, Citrosuco S.A. and Votorantim Energia S.A.. The other companies are not members of the Company’s business group, nor are they controlled by a shareholder of the Company holding an interest of 5% or more in a single class or type of securities of the Company.

Other than the positions mentioned above, Mr. Sérgio Malacrida holds no other management positions in companies or third sector organizations.

In clarification, Mr. Sérgio Augusto Malacrida’s position as member of the Company’s Finance Committee was approved at a meeting of the Board of Directors held on June 25, 2015. His term of office on the committee is the same as that of members of the Board of Directors, i.e. 2 years, ending on the date of the AGM in 2017.

Declaration of Any Convictions (past 5 years)

Mr. Sérgio Augusto Malacrida has not been subject to any of the following in the last 5 years: (i) conviction on a criminal charge, even though not under final judgment; (ii) conviction in CVM administrative proceedings, even though not under final judgment or (iii) a final judgment in the judicial or administrative sphere declaring his suspension or disqualification from exercising any professional or commercial activity.

Mr. Sérgio Augusto Malacrida declares that he is not considered a Politically Exposed Person under the applicable regulations, since he neither holds nor held in the past 5 years, in Brazil or in foreign countries, territories and dependencies, important government positions, jobs or functions, as well as his representatives, family members and other closely related persons.

Name	João Henrique Batista de Souza Schmidt	TAX ID NO. (CPF)	005.032.489-67
Profession	Manager	Date of birth	February 16, 1979

Elective position held	Member of the Board of Directors	Other positions held or functions exercised at the issuer	Member of the Innovation Committee
Elected on	April 28, 2017	Elected by controlling shareholder	Yes
Took Office on	By May 28, 2017	Independent member	No
Term of office	Until the AGM in 2019 (2 years)	Criteria used to determine independence	N/A
Consecutive terms of office	3

Education

Graduated in Business Administration from EAESP - Getúlio Vargas Foundation, in São Paulo.

Professional Experience (past 5 years)

Since October 23, 2014, Mr. João Henrique Batista de Souza Schmidt has been a member of the Board of Directors of Fibria Celulose S.A., a company operating in the pulp sector. He is currently also Executive Director for Corporate Development in Votorantim S.A. (a holding company responsible for the industrial business of the Votorantim group), a member of the Board of Directors of Citrosuco S.A. (a company that produces orange juice) and a member of the Supervisory Council of Votorantim Energia S.A..

Mr. João Henrique Batista de Souza Schmidt has more than 14 years’ experience in investment banking. From April 2010 to August 2014 he was a Director in New York and São Paulo of Goldman Sachs (an investment bank), and from January 2006 to March 2010 he was Vice President of Citigroup Global Markets Representações Ltda. (an investment banking and financial consultancy company).

Other than the positions mentioned above, Mr. João Henrique Batista de Souza Schmidt holds no other management positions in companies or third sector organizations.

Of the companies mentioned above, Citrosuco S.A. and Votorantim Energia S.A. are also subsidiaries of Votorantim S.A., a controlling shareholder of the Company with a holding of more than 5% of the Company’s shares. Neither Citigroup Global Markets Representações Ltda. nor Goldman Sachs are member’s of the Company’s business group, nor are they controlled by a shareholder of the Company with more than 5% of a single type or class of security of the Company.

In clarification, Mr. João Schmidt’s position as member of the Company’s Innovation Committee was approved at a meeting of the Board of Directors held on June 25, 2015. His term of office on the committee is the same as that of members of the Board of Directors, i.e. 2 years, ending on the date of the AGM in 2017.

Declaration of Any Convictions (past 5 years)

Mr. João Henrique Batista de Souza Schmidt has not been subject to any of the following in the last 5 years: (i) conviction on a criminal charge, even though not under final judgment; (ii) conviction in CVM administrative proceedings, even though not under final judgment or (iii) a final judgment in the judicial or administrative sphere declaring his suspension or disqualification from exercising any professional or commercial activity.

Mr. João Henrique Batista de Souza Schmidt declares that he is not considered a Politically Exposed Person under the applicable regulations, since he neither holds nor held in the past 5 years, in Brazil or in foreign countries, territories and dependencies, important government positions, jobs or functions, as well as his representatives, family members and other closely related persons.

Name	Francisco Fernandes Campos Valério	Tax ID No. (CPF)	065.280.319-91
Profession	Engineer	Date of Birth	November 7, 1947
Elective Position Held	Alternate Member of the Board of Directors	Other positions held or functions exercised at the issuer	N/A
Elected on	April 28, 2017	Elected by Controlling Shareholder	Yes
Took office on	Until May 28, 2017	Independent Member	No
Term of Office	Until 2019 Annual General Shareholders’ Meeting (2 years)	Criteria used to determine independence	N/A
Consecutive Terms of Office	1

Education

Mr. Francisco Fernandes Campos Valério holds a bachelor’s degree in Engineering from the Center of Technology of the Federal University of Santa Catarina.

Professional Background (past 5 years)

Mr. Francisco Fernandes Campos Valério was the Chief Industrial, Engineering and Supply Officer of Fibria Celulose S.A. from September 2009 to May 2013 (the Company operates in the pulp sector). After this period, he remained as an advisor to the Company, holding the position of alternate member of the Board of Directors.

Currently, Mr. Francisco Fernandes Campos Valério is also an Alternate member of the Board of Directors of da Veracel Celulose S.A. (a company that operates in the production of pulp and that is part of the same economic group as the Company) and President of the Paper and Pulp Union of Mato Grosso do Sul.

Except for the positions referred to above, Mr. Fernandes Campos Valério does not hold any other management positions in companies and/or organizations of the third sector.

Declaration of Any Convictions (past 5 years)

Mr. Francisco Fernandes Campos Valério has not been subject to any of the following in the past five years: (i) conviction on a criminal charge, even though not under final judgment; (ii) conviction in CVM administrative proceedings, even though not under final judgment; or (iii) a final judgment in the judicial or administrative sphere declaring his suspension or disqualification from exercising any professional or commercial activity.

Mr. Francisco Fernandes Campos Valério declares that he is not considered a Politically Exposed Person, pursuant to applicable rules, since he neither holds, nor held, over the past 5 years, in Brazil or foreign countries, territories and dependencies, relevant government positions, jobs or duties, as well as his representatives, relatives and other close persons.

Name	Ernesto Lozardo	Tax ID No. (CPF)	232.398.838-72

Profession	Administrator and Economist	Date of Birth	September 6, 1949
Elective Position Held	Permanent Member of the Board of Directors	Other positions held or functions exercised at the issuer	Member of the Finance Committee
Elected on	April 28, 2017	Elected by Controlling Shareholder	Yes
Took office on	Until May 28, 2017	Independent Member	No
Term of Office	Until 2019 Annual General Shareholders’ Meeting (2 years)	Criteria used to determine independence	N/A
Consecutive Terms of Office	1

Education

Mr. Ernesto Lozardo was awarded a Diploma with Honors in Banking and Finance from New York University, holds a master’s degree in Business Administration from the same university and in Economics from Columbia University, USA.

Professional Background (past 5 years)

Since 2016, Mr. Ernesto Lozardo has been a member of the Board of Directors of Fibria Celulose S.A., a company that operates in the pulp sector. In parallel, Mr. Ernesto Lozardo is the President of the Applied Economics Research Institute — IPEA (a federal government foundation that carries out research activities) and Professor of International Economics, Macroeconomics, Brazilian Economics and Finance, Currencies and Banks at FGV — a Business Administration School in São Paulo. From September 2011 to June 2016, he was an assistant to the Presidency of the Brazilian Development Bank — BNDES (a development bank of the Brazilian Federal Government). BNDES is an indirect shareholder of the Company, holding an indirect interest higher than 5% in its capital stock, by means of BNDESPAR. Previously, he was the Chief Planning Officer of Caixa Seguradora (which operates in the insurance, social security, purchasing pools and special savings businesses), from 2000 to 2002, and Chief Executive Officer of Companhia de Processamento de Dados do Estado de São Paulo — PRODESP (an IT company of the State Government of São Paulo), in 1994. From 1992 to 1994, Mr. Lozardo was the Secretary of Planning, Economy and Management for the State Government of São Paulo.

Except for the positions referred to above, Mr. Ernesto Lozardo does not hold any other management positions in companies and/or organizations of the third sector.

For clarification purposes, the approval of Mr. Ernesto to hold the office of member of the Finance Committee of the Company was decided at the Meeting of the Board of Directors of the Company held on September 29, 2016. His term of office as a member of the Finance Committee coincides with that of the members of the Board of Directors and will end on the date of the 2017 Annual General Shareholders’ Meeting.

Declaration of Any Convictions (past 5 years)

Mr. Ernesto Lozardo has not been subject to any of the following in the past five years: (i) conviction on a criminal charge, even though not under final judgment; (ii) conviction in CVM administrative proceedings, even though not under final judgment; or (iii) a final judgment in the judicial or administrative sphere declaring his suspension or disqualification from exercising any professional or commercial activity.

Mr. Ernesto Lozardo declares that he is considered a Politically Exposed Person, pursuant to applicable rules, since he held, over the past five (05) years, a relevant government position at BNDES — Brazilian Development Bank, as well as that he holds the position of President of the Applied Economics Research Institute — IPEA.

Name	Leonardo Mandelblatt de Lima Figueiredo	Tax ID No. (CPF)	070.969.007-05
Profession	Administrator	Date of Birth	October 14, 1976
Elective Position Held	Alternate Member of the Board of Directors	Other positions held or functions exercised at the issuer	Member of the Finance Committee
Elected on	April 28, 2017	Elected by Controlling Shareholder	Yes
Took office on	Until May 28, 2017	Independent Member	No
Term of Office	Until 2019 Annual General Shareholders’ Meeting (2 years)	Criteria used to determine independence	N/A
Consecutive Terms of Office	0

Education

Mr. Leonardo Mandelblatt de Lima Figueiredo holds a bachelor’s degree in Business Administration from Cândido Mendes University.

Professional Background (past 5 years)

Since March 2017, Mr. Leonardo Mandelblatt de Lima Figueiredo has been a member of the Board of Directors of Fibria Celulose S.A., a company that operates in the pulp sector. Also, since 2009, Mr. Leonardo Mandelblatt de Lima Figueiredo has been an employee of the Brazilian Development Bank — BNDES (a development bank of the Brazilian Federal Government). BNDES is an indirect shareholder of the Company, holding an indirect interest higher than 5% in its capital stock, by means of BNDESPAR. In this period, he has already engaged in monitoring and management of the BNDESPAR variable income portfolio, structuring of variable income operations and management and monitoring of the financing portfolio (Project and Corporate Finance). Currently, Mr. Leonardo Mandelblatt de Lima Figueiredo also holds the position of Head of the Department for Monitoring of Publicly-Held Companies (Departamento de Acompanhamento a Empresas de Capital Aberto) and the position of Independent member of the Board of Directors and the Investment, Finance and Risk Committee of EcoRodovias S.A. (road, port, airport and multimodal logistic management).

Previously, between 2003 and 2009, Mr. Leonardo Mandelblatt de Lima Figueiredo engaged in the management of the Variable Income Portfolio of PREVI (a pension fund) and management of BB DTVM (a financial institution) funds.

Mr. Leonardo Mandelblatt de Lima Figueiredo has already held the position of a member of the Board of Directors of the following publicly-held companies: (i) permanent member of Tupy S.A. (a publicly-held company that operates in the steel industry); (ii) alternate member of Iochpe-Maxion (a publicly-held company that operates in the automotive wheels sector, and, although it is not part of the same economic group as the Company, BNDESPAR holds an interest higher than 5% in its capital stock); and (iii) alternate member of Fibria.

Except for the positions referred to above, Mr. Ernesto Lozardo (sic) does not hold any other management positions in companies and/or organizations of the third sector.

For clarification purposes, the approval of Mr. Ernesto (sic) to hold the office of member of the Finance Committee of the Company was decided at the Meeting of the Board of Directors of the Company held on March 16, 2017. His term of office as a member of the Finance Committee coincides with that of the members of the Board of Directors and will end on the date of the 2017 Annual General Shareholders’ Meeting.

Declaration of Any Convictions (past 5 years)

Mr. Leonardo Mandelblatt de Lima Figueiredo has not been subject to any of the following in the past five years: (i) conviction on a criminal charge, even though not under final judgment; (ii) conviction in CVM administrative proceedings, even though not under final judgment; or (iii) a final judgment in the judicial or administrative sphere declaring his suspension or disqualification from exercising any professional or commercial activity.

Mr. Leonardo Mandelblatt de Lima Figueiredo declares that he is not considered a Politically Exposed Person, pursuant to applicable rules, since he neither holds, nor held, over the past 5 years, in Brazil or foreign countries, territories and dependencies, relevant government positions, jobs or duties, as well as his representatives, relatives and other close persons.

Name	Marcos Barbosa Pinto	Tax ID No. (CPF)	267.285.528-55
Profession	Lawyer	Date of Birth	July 23, 1977
Elective Position Held	Permanent Member of the Board of Directors	Other positions held or functions exercised at the issuer	Member of the Finance Committee
Elected on	April 28, 2017	Elected by Controlling Shareholder	Yes
Took office on	Until May 28, 2017	Independent Member	Yes
Term of Office	Until 2019 Annual General Shareholders’ Meeting (2 years)	Criteria used to determine independence	Rules described in the New Market Regulations
Consecutive Terms of Office	3

Education

Mr. Marcos Barbosa Pinto holds a bachelor’s degree in Law from the University of São Paulo — USP. He also holds a master’s degree in Law from Yale University (USA) and a master’s degree in Economics from the Getúlio Vargas Foundation of Rio de Janeiro - FGV-RJ.

Professional Background (past 5 years)

Since 2014, Mr. Marcos Barbosa Pinto has been a member of the Board of Directors and the Finance Committee of Fibria Celulose S.A., a company that operates in the pulp sector. In parallel, Mr. Marcos Barbosa Pinto has been a member of Gávea Investimentos (a third-party fund manager) since 2011, acting in the private equity sector of Gávea Investimentos, and a member of the Board of Directors of Multi Terminais S.A. (a company that operates in the logistics sector), Unidas S.A. (a publicly-held company that operates in the transportation and logistic sectors), Chilli Beans Comércio de Produtos Ltda. (a company that markets glasses and accessories) and Hering S.A (a company that operates in the textile industry). Previously, Mr. Barbosa Pinto was a Director at the Brazilian Securities Commission — CVM, in the period from 2007 to 2010.

Regarding the companies and businesses referred to above, none of them is part of the economic group of the Company or is controlled by a shareholder of the Company that directly or indirectly holds an interest equal to or higher than [sic] in the same class or type of securities issued by the Company.

Except for the positions referred to above, Mr. Marcos Barbosa Pinto does not hold any other management positions in companies and/or organizations of the third sector.

For clarification purposes, the approval of Mr. Marcos Barbosa Pinto to hold the office of member of the Finance Committee of the Company was decided at the Meeting of the Board of Directors of the Company held on June 25, 2015. His term of office as a member of the Finance Committee coincides with that of the members of the Board of Directors, that is, 2 years, and will end on the date of the 2017 Annual General Shareholders’ Meeting.

Declaration of Any Convictions (past 5 years)

Mr. Marcos Barbosa Pinto has not been subject to any of the following in the past five years: (i) conviction on a criminal charge, even though not under final judgment; (ii) conviction in CVM administrative proceedings, even though not under final judgment; or (iii) a final judgment in the judicial or administrative sphere declaring his suspension or disqualification from exercising any professional or commercial activity.

Mr. Marcos Barbosa Pinto declares that he is not considered a Politically Exposed Person, pursuant to applicable rules, since he neither holds, nor held, over the past 5 years, in Brazil or foreign countries, territories and dependencies, relevant government positions, jobs or duties, as well as his representatives, relatives and other close persons.

Name	Armínio Fraga Neto	Tax ID No. (CPF)	469.065.257-00
Profession	Economist	Date of Birth	July 20, 1957
Elective Position Held	Alternate Member of the Board of Directors	Other positions held or functions exercised at the issuer	N/A
Elected on	April 28, 2017	Elected by Controlling Shareholder	Yes
Took office on	Until May 28, 2017	Independent Member	Yes
Term of Office	Until 2019 Annual General Shareholders’ Meeting (2 years)	Criteria used to determine independence	Rules described in the New Market Regulations
Consecutive Terms of Office	3

Education

Mr. Armínio Fraga Neto holds a bachelor’s degree in Economics from the Pontifical Catholic University of Rio de Janeiro - PUC/RJ and a doctor’s degree in Economics from Princeton University.

Professional Background (past 5 years)

Since April 25, 2014, Mr. Armínio Fraga Neto has been an alternate member of the Board of Directors of Fibria Celulose S.A., a company that operates in the pulp sector. In parallel, Mr. Armínio Fraga Neto chairs the Investment, Private Equity, Multimarket Fund, Executive and Compensation Committees of Gávea Investimentos (a third-party fund manager), a company of which he is the founding member. Additionally, he is a member of the Risk and Real Estate Fund Committees of the Gávea Group and of the Board of Directors of the Group of Thirty (a nonprofit organization that studies and discusses international economic policies) and a member of the Desiderata Institute (a foundation that operates in the educational and health areas). From 2009 to 2013, Mr. Armínio Fraga Neto was the Chairman of the Board of Directors of BM&F Bovespa S.A. — Bolsa de Valores, Mercadorias e Fuuros (a publicly-held company that operates in the organized securities markets).

Except for the positions referred to above, Mr. Armínio Fraga Neto does not hold any other management positions in companies and/or organizations of the third sector.

Except for the Company, none of the companies referred to above is part of the same economic group as the Company or is controlled by a shareholder of the Company that directly or indirectly holds an interest equal to or higher than 5% in the same class or type of securities issued by the Company.

Declaration of Any Convictions (past 5 years)

Mr. Armínio Fraga Neto has not been subject to any of the following in the past five years: (i) conviction on a criminal charge, even though not under final judgment; (ii) conviction in CVM administrative proceedings, even though not under final judgment; or (iii) a final judgment in the judicial or administrative sphere declaring his suspension or disqualification from exercising any professional or commercial activity.

Mr. Armínio Fraga Neto declares that he is not considered a Politically Exposed Person, pursuant to applicable rules, since he neither holds, nor held, over the past 5 years, in Brazil or foreign countries, territories and dependencies, relevant government positions, jobs or duties, as well as his representatives, relatives and other close persons.

Name	Raul Calfat	Tax ID No. (CPF)	635.261.408-63
Profession	Business Administrator	Date of Birth	December 4, 1952
Elective Position Held	Permanent Member of the Board of Directors	Other positions held or functions exercised at the issuer	Member of the Innovation Committee
Elected on	April 28, 2017	Elected by Controlling Shareholder	Yes
Took office on	Until May 28, 2017	Independent Member	No
Term of Office	Until 2019 Annual General Shareholders’ Meeting (2 years)	Criteria used to determine independence	N/A
Consecutive Terms of Office	5

Education

Mr. Raul Calfat holds a bachelor’s degree in Business Administration from the Getúlio Vargas Foundation (FGV). He attended a management development program for senior executives at the International Institute for Management Development (IMD), in Switzerland.

Professional Background (past 5 years)

Since December 2009, Mr. Raul Calfat has been a member of the Board of Directors of Fibria Celulose S.A., a company that operates in the pulp sector. In parallel, Mr. Raul also holds the position of member of the Board of Directors of the following companies: (i) Duratex S.A., a publicly-held company that operates in the civil construction, construction material and decoration sectors (independent member); (ii) Votorantim S.A., a holding company responsible for the industrial businesses of the Votorantim Group (CEO); and (iii) Sociedade Beneficente de Senhoras - Hospital Sírio-Libanês, a company that operates in the health sector and member of the board of directors; he is also a member of the Strategic Committee of Embraer (a company that operates in the aircraft sector — machines, equipment, vehicles and parts) and a member of the Advisory Board of IBÁ — Indústria Brasileira de Árvores.

Previously, from January 2012 to December 2013, Mr. Calfat was the CEO of Votorantim S.A. In the period from January 2004 to January 2010, he was the CEO of Votorantim Investimentos Industriais (a holding company that integrates the Votorantim Group), being in charge of all industrial businesses of the Company in 2006.

Regarding the companies referred to above, Votorantim S.A. is the controlling shareholder of the Company, holding an interest higher than 5% in relation to the total common shares issued by the Company. The other companies are not part of the same economic group as the Company and are not controlled by a shareholder of the Company that directly or indirectly holds an interest equal to or higher than 5% in the same class or type of securities issued by the Company (except for Votorantim Investimentos Industriais, which is controlled by Votorantim S.A.).

Except for the positions referred to above, Mr. Raul Calfat does not hold any other management positions in companies and/or organizations of the third sector.

For clarification purposes, the approval of Mr. Raul Calfat took office as a member of the Innovation Committee of the Company was decided at the Meeting of the Board of Directors of the Company held on June 25, 2015. His term of office as a member of the Innovation Committee coincides with that of the members of the Board of Directors, that is, 2 years, and will end on the date of the 2017 Annual General Shareholders’ Meeting.

Declaration of Any Convictions (past 5 years)

Mr. Raul Calfat has not been subject to any of the following in the past five years: (i) conviction on a criminal charge, even though not under final judgment; (ii) conviction in CVM administrative proceedings, even though not under final judgment; or (iii) a final judgment in the judicial or administrative sphere declaring his suspension or disqualification from exercising any professional or commercial activity.

Mr. Raul Calfat declares that he is not considered a Politically Exposed Person, pursuant to applicable rules, since he neither holds, nor held, over the past 5 years, in Brazil or foreign countries, territories and dependencies, relevant government positions, jobs or duties, as well as his representatives, relatives and other close persons.

Name	Tatiana Bacchi Eguchi Anderson	Tax ID No. (CPF)	034.880.428-80
Profession	Lawyer	Date of Birth	November 4, 1958
Elective Position Held	Alternate Member of the Board of Directors	Other positions held or functions exercised at the issuer	N/A
Elected on	April 28, 2017	Elected by Controlling Shareholder	Yes
Took office on	Until May 28, 2017	Independent Member	No
Term of Office	Until 2019 Annual General Shareholders’ Meeting (2 years)	Criteria used to determine independence	N/A
Consecutive Terms of Office	0

Education

Bachelor’s degree in Law from the Law School of the University of São Paulo (2002) and Post Graduate (LLM) in Law - Regulation of Financial Market — from the London School of Economics and Political Science (2007)

Professional Background (past 5 years)

Since 2013, Mrs. Tatiana Bacchi Eguchi Anderson works on the legal department of Votorantim S.A. (holding responsible for the industrial business of Votorantim group), at the position of General Manager since 2015. Previously, has worked as lawyer at the law firm Pinheiro Neto Advogados and as Intenational Lawyer at White & Case LLP in New York and Miami.

During your carrer, Mrs. Tatiana has worked in several operations in the finance and capital markets and M&A, including IPO transactions, sindicated loans, project finance, private equity and purchase and sell of entities of several sectors, in Brazil and abroad. Mrs. Tatiana has also experience in Corproate Governance, Compliance, competition, banking regulation, among other áreas of Law.

Except for the positions referred to above, Mrs. Tatiana Bacchi Eguchi Anderson does not hold any other management positions in companies and/or organizations of the third sector.

Declaration of Any Convictions (past 5 years)

Mr. Tatiana Bacchi Eguchi Anderson has not been subject to any of the following in the past five years: (i) conviction on a criminal charge, even though not under final judgment; (ii) conviction in CVM administrative proceedings, even though not under final judgment; or (iii) a final judgment in the judicial or administrative sphere declaring his suspension or disqualification from exercising any professional or commercial activity.

Mr. Tatiana Bacchi Eguchi Anderson declares that he is not considered a Politically Exposed Person, pursuant to applicable rules, since he neither holds, nor held, over the past 5 years, in Brazil or foreign countries, territories and dependencies, relevant government positions, jobs or duties, as well as his representatives, relatives and other close persons.

12.6                       in relation to each of the persons who acted as members of the board of directors in the previous fiscal year, provide tabulated data showing percentage attendance at meetings held by the body in the same period, as of their taking office:

Member of the board of directors	Total number of meetings held by the respective body as of the taking office	Meetings attended as of the taking office (%)
José Luciano Duarte Penido	27	96%
Maria Paula Soares Aranha	27	0%
Alexandre Gonçalves Silva	27	96%
José Écio Pereira da Costa Júnior	27	4%
João Henrique Batista de Souza Schmidt	27	93%
Francisco Fernandes Campos Valério (**)	27	4%
Marcos Barbosa Pinto	27	100%
Armínio Fraga Neto	27	0%
Carlos Augusto Lira Aguiar	27	100%
Julio Sergio de Souza Cardozo	27	0%
João Carvalho de Miranda	27	85%
Sergio Augusto Malacrida Júnior	27	7%
Raul Calfat	27	100%
Ernesto Lozardo (*)	7	100%
Leonardo Mandelblatt de Lima Figueiredo	0	N/A

(*) permanent member of the Board of Directors elected on 18/08/2016.

(**) alternate member of the Board of Directors. Replaced the permanent member João Schmidt on 15/12/2016.

PS.: the information refers to the term of office of the Board of Directors commenced on April, 2015 and comprises the meetings held by the body as of the taking office until December 31st, 2016.

12.7.                    Provide the information mentioned in item 12.5 in relation to members of statutory committees, as well as audit, risk, finance and compensation committees, even if such committees or structures are not statutory:

The positions held by the members of the board of directors in committees were informed in item 12.5 above.

12.8                       In relation to each of the persons who acted as members of statutory bodies, or of the audit, finance or compensation committees, even if said committees are not statutory, provide tabulated data showing percentage attendance at meetings held in the same period, as of their taking office:

Finance Committee	Total number of meetings held by the respective body as of the taking office	Meetings attended as of the taking office (%)
Ernesto Lozardo (*)	3	33%
Marcos Barbosa Pinto	14	100%
Sergio Augusto Malacrida Jr.	14	93%

(*) elected on 29/09/2016

PS.:  term of office 2015-2017

Sustainability Committee	Total number of meetings held by the respective body as of the taking office	Meetings attended as of the taking office (%)
Ailton Alves Lacerda Krenak	5	100%
Claudio Valladares Pádua	5	100%
José Luciano Duarte Penido	5	80%
Sérgio Eduardo Weguelin Vieira	5	100%
Sérgio Besserman Vianna	5	100%
Carlos Alberto de Oliveira Roxo	5	100%
(*) João Carvalho de Miranda	2	50%
(**) Maria Aparecida Silva Bento	2	100%

(*) elected on 19/05/2016

(**) elected on 19/05/2016

PS.: term of office 2015-2017

Personal and Remuneration Committee	Total number of meetings held by the respective body as of the taking office	Meetings attended as of the taking office (%)
José Luciano Duarte Penido	12	91%
Alexandre Gonçalves Silva	12	100%
Gilberto Lara Nogueira	12	83%
João Batista Ferreira Dornellas (*)	10	100%

(*) elected on 27/08/2015

PS.: term of office 2015-2017

Innovation Committee	Total number of meetings held by the respective body as of the taking office	Meetings attended as of the taking office (%)
Carlos Augusto Lira Aguiar	6	100%
Eduardo Rath Fingerl	6	100%
Marcelo Strufaldi Castelli	6	100%
Raul Calfat	6	100%
João Henrique Batista de Souza Schmidt	6	100%
José Luciano Duarte Penido	6	100%

PS.: term of office 2015-2017

Statutory Audit Committee	Total number of meetings held by the respective body as of the taking office	Meetings attended as of the taking office (%)
Maria Paula Soares Aranha	24	100%
Julio Sergio de Souza Cardozo	24	100%
José Écio Pereira da Costa Júnior	24	100%

PS.: term of office 2015-2020

12.9                       Marital, civil partnership or kinship relation to the second degree between:

a. members of issuer’s senior management

b. (i) members of issuer’s senior management and (ii) members of senior management of issuer’s directly or indirectly controlled subsidiaries

c. (i) members of issuer’s senior management and those of its directly or indirectly and controlled subsidiaries and (ii) issuer’s direct or indirect controlling shareholders

d. (i) members of issuer’s senior management and (ii) members of senior management of issuer’s directly or indirectly controlling companies

There are no marital, civil partnership or kinship relations between (a) members of the company’s senior management; (b) members of the Company’s senior management and those of its directly or indirectly controlled subsidiaries; (c) members of the Company’s senior management or its directly or indirectly controlled subsidiaries, or its direct or indirect controlling shareholders; (d) members of the Company’s senior management or its directly or indirectly controlling companies.

12.10 — Report any relations of subordination, services provided or control in the last three (3) fiscal years between members of issuer’s senior management and: (a) company directly or indirectly controlled by issuer, except in relation to those in which the issuer holds, directly or indirectly, the totality of the capital stock; (b) issuer’s direct or indirect controlling shareholder; and (c) if material, issuer´s supplier, client, debtor or creditor and those of its subsidiary or controlling companies or subsidiaries of any of these persons.

Mr. Leonardo Mandelblatt de Lima Figueiredo is an employee of BNDES, controlling shareholder of BNDES Participações S.A. — BNDESPAR which is a shareholder of the Company holding 30,42% of the shares issued by the Company and a signatory to the Company’s Shareholders Agreement.

BOARD OF DIRECTORS - FY  2017

Name of director /officer	Carlos Augusto Lira Aguiar
Tax ID No. (CPF)	032.209.829-72
Position/duties	Member of the Board of Directors (Permanent)

Name of person/entity listed	Corporate Tax ID (CNPJ)	Individual / Legal entity	Position held or duties performed	Type of relation of director/officer with related person	Type of related person
F&E Technologies LLC	Not applicable (headquartered abroad)	Legal entity	Officer	Subordination	Jointly controlled company

Name of director /officer	João Carvalho de Miranda
Tax ID No. (CPF)	772.120.887-49
Position/duties	Vice-Chairman of the Board of Directors

Name of person/entity listed	Corporate Tax ID (CNPJ)	Individual / Legal entity	Position held or duties performed	Type of relation of director/officer with related person	Type of related person
Votorantim S.A.	03.407.049/0001-51	Legal entity	CEO	Subordination	Direct controlling shareholder

Name of director /officer	Cesar Augusto Chaves Mendonça
Tax ID No. (CPF)	085.684.077-73
Position/duties	Member of the Board of Directors (Alternate)

Name of person/entity listed	Corporate Tax ID (CNPJ)	Individual / Legal entity	Position held or duties performed	Type of relation of director/officer with related person	Type of related person
BNDES	33.657.248/0001-89	Legal entity	Capital Markets Manager — Investment Department	Subordination	Indirect controlling shareholder

Name of director /officer	Raul Calfat
Tax ID No. (CPF)	635.261.408-63
Position/duties	Member of the Board of Directors (Permanent)

Name of person/entity listed	Corporate Tax ID (CNPJ)	Individual / Legal entity	Position held or duties performed	Type of relation of director/officer with related person	Type of related person
Votorantim S.A.	03.407.049/0001-51	Legal entity	Chairman of the Board of Directors	Subordination	Direct controlling shareholder

Name of director /officer	Francisco Fernandes Campos Valério
Tax ID No. (CPF)	065.280.319-91
Position/duties	Member of the Board of Directors (Alternate)

Name of person/entity listed	Corporate Tax ID (CNPJ)	Individual / Legal entity	Position held or duties performed	Type of relation of director/officer with related person	Type of related person
Veracel Celulose S.A.	40.551.996/0001-48	Legal entity	Alternate Member of the Board of Directors	Subordination	Jointly controlled company

Name of director /officer	Tatiana Bacchi Eguchi Anderson
Tax ID No. (CPF)	=====
Position/duties	Member of the Board of Directors (Alternate)

Name of person/entity listed	Corporate Tax ID (CNPJ)	Individual / Legal entity	Position held or duties performed	Type of relation of director/officer with related person	Type of related person
Votorantim S.A.	03.407.049/0001-51	Legal entity	Legal General Manager	Subordination	Direct controlling shareholder

Name of director /officer	Sergio Augusto Malacrida Junior
Tax ID No. (CPF)	166.532.868-19
Position/duties	Member of the Board of Directors (Alternate)

Name of person/entity listed	Corporate Tax ID (CNPJ)	Individual / Legal entity	Position held or duties performed	Type of relation of director/officer with related person	Type of related person
Votorantim S.A.	03.407.049/0001-51	Legal entity	CFO and Investor Relations Officer	Subordination	Direct controlling shareholder

Name of director /officer	João Henrique Batista de Souza Schmidt
Tax ID No. (CPF)	005.032.489-67
Position/duties	Member of the Board of Directors (Permanent)

Name of person/entity listed	Corporate Tax ID (CNPJ)	Individual / Legal entity	Position held or duties performed	Type of relation of director/officer with related person	Type of related person
Votorantim S.A.	03.407.049/0001-51	Legal entity	Executive Officer of Corporate Development	Subordination	Direct controlling shareholder

Name of director /officer	Ernesto Lozardo
Tax ID No. (CPF)	232.398.838-72
Position/duties	Member of the Board of Directors (Permanent)

Name of person/entity listed	Corporate Tax ID (CNPJ)	Individual / Legal entity	Position held or duties performed	Type of relation of director/officer with related person	Type of related person
BNDES	33.657.248/0001-89	Legal entity	Advisor to the Presidency	Subordination	Indirect controlling shareholder

Name of director /officer	Leonardo Mandelblatt de Lima Figueiredo
Tax ID No. (CPF)	070.969.007-05
Position/duties	Member of the Board of Directors (Alternate)

Name of person/entity listed	Corporate Tax ID (CNPJ)	Individual / Legal entity	Position held or duties performed	Type of relation of director/officer with related person	Type of related person
BNDES	33.657.248/0001-89	Legal entity	Advisor to the Presidency	Subordination	Indirect controlling shareholder

BOARD OF DIRECTORS - FY  2016

Name of director /officer	Carlos Augusto Lira Aguiar
Tax ID No. (CPF)	032.209.829-72
Position/duties	Member of the Board of Directors (Permanent)

Name of person/entity listed	Corporate Tax ID (CNPJ)	Individual / Legal entity	Position held or duties performed	Type of relation of director/officer with related person	Type of related person
F&E Technologies LLC	Not applicable (headquartered abroad)	Legal entity	Officer	Subordination	Jointly controlled company

Name of director /officer	João Carvalho de Miranda
Tax ID No. (CPF)	772.120.887-49
Position/duties	Vice-Chairman of the Board of Directors

Name of person/entity listed	Corporate Tax ID (CNPJ)	Individual / Legal entity	Position held or duties performed	Type of relation of director/officer with related person	Type of related person
Votorantim S.A.	03.407.049/0001-51	Legal entity	CEO	Subordination	Direct controlling shareholder

Name of director /officer	Sergio José Suarez Pompeo
Tax ID No. (CPF)	094.449.797-76
Position/duties	Member of the Board of Directors (Alternate)

Name of person/entity listed	Corporate Tax ID (CNPJ)	Individual / Legal entity	Position held or duties performed	Type of relation of director/officer with related person	Type of related person
BNDES	33.657.248/0001-89	Legal entity	Capital Markets Manager — Investment Department	Subordination	Indirect controlling shareholder

Name of director /officer	Raul Calfat
Tax ID No. (CPF)	635.261.408-63
Position/duties	Member of the Board of Directors (Permanent)

Name of person/entity listed	Corporate Tax ID (CNPJ)	Individual / Legal entity	Position held or duties performed	Type of relation of director/officer with related person	Type of related person
Votorantim S.A.	03.407.049/0001-51	Legal entity	Chairman of the Board of Directors	Subordination	Direct controlling shareholder

Name of director /officer	Francisco Fernandes Campos Valério
Tax ID No. (CPF)	065.280.319-91
Position/duties	Member of the Board of Directors (Alternate)

Name of person/entity listed	Corporate Tax ID (CNPJ)	Individual / Legal entity	Position held or duties performed	Type of relation of director/officer with related person	Type of related person
Veracel Celulose S.A.	40.551.996/0001-48	Legal entity	Alternate Member of the Board of Directors	Subordination	Jointly controlled company

Name of director /officer	Paulo Henrique de Oliveira Santos
Tax ID No. (CPF)	034.880.428-80
Position/duties	Member of the Board of Directors (Alternate)

Name of person/entity listed	Corporate Tax ID (CNPJ)	Individual / Legal entity	Position held or duties performed	Type of relation of director/officer with related person	Type of related person
Tivit S.A.	07.073.027/0001-53	Legal entity	Member of the Board of Directors	Subordination	Supplier

Name of director /officer	Sergio Augusto Malacrida Junior
Tax ID No. (CPF)	166.532.868-19
Position/duties	Member of the Board of Directors (Alternate)

Name of person/entity listed	Corporate Tax ID (CNPJ)	Individual / Legal entity	Position held or duties performed	Type of relation of director/officer with related person	Type of related person
Votorantim S.A.	03.407.049/0001-51	Legal entity	CFO and Investor Relations Officer	Subordination	Direct controlling shareholder

Name of director /officer	João Henrique Batista de Souza Schmidt
Tax ID No. (CPF)	005.032.489-67
Position/duties	Member of the Board of Directors (Permanent)

Name of person/entity listed	Corporate Tax ID (CNPJ)	Individual / Legal entity	Position held or duties performed	Type of relation of director/officer with related person	Type of related person
Votorantim S.A.	03.407.049/0001-51	Legal entity	Executive Officer of Corporate Development	Subordination	Direct controlling shareholder

Name of director /officer	Ernesto Lozardo
Tax ID No. (CPF)	232.398.838-72
Position/duties	Member of the Board of Directors (Permanent)

Name of person/entity listed	Corporate Tax ID (CNPJ)	Individual / Legal entity	Position held or duties performed	Type of relation of director/officer with related person	Type of related person
BNDES	33.657.248/0001-89	Legal entity	Advisor to the Presidency	Subordination	Indirect controlling shareholder

Name of director /officer	Leonardo Mandelblatt de Lima Figueiredo
Tax ID No. (CPF)	070.969.007-05
Position/duties	Member of the Board of Directors (Alternate)

Name of person/entity listed	Corporate Tax ID (CNPJ)	Individual / Legal entity	Position held or duties performed	Type of relation of director/officer with related person	Type of related person
BNDES	33.657.248/0001-89	Legal entity	Advisor to the Presidency	Subordination	Indirect controlling shareholder

BOARD OF DIRECTORS - FY 2015

Name of director /officer	Carlos Augusto Lira Aguiar
Tax ID No. (CPF)	032.209.829-72
Position/duties	Member of the Board of Directors (Permanent)

Name of person/entity listed	Corporate Tax ID (CNPJ)	Individual / Legal entity	Position held or duties performed	Type of relation of director/officer with related person	Type of related person
Veracel Celulose S.A.	40.551.996/0001-48	Legal entity	Chairman of the board of directors	Subordination	Jointly controlled company
F&E Technologies LLC	Not applicable (headquartered abroad)	Legal entity	Officer	Subordination	Jointly controlled company

Name of director /officer	João Carvalho de Miranda
Tax ID No. (CPF)	772.120.887-49
Position/duties	Vice-Chairman of the Board of Directors

Name of person/entity listed	Corporate Tax ID (CNPJ)	Individual / Legal entity	Position held or duties performed	Type of relation of director/officer with related person	Type of related person
Votorantim S.A.	03.407.049/0001-51	Legal entity	CEO	Subordination	Direct controlling shareholder

Name of director /officer	Sergio José Suarez Pompeo
Tax ID No. (CPF)	094.449.797-76
Position/duties	Member of the Board of Directors (Alternate)

Name of person/entity listed	Corporate Tax ID (CNPJ)	Individual / Legal entity	Position held or duties performed	Type of relation of director/officer with related person	Type of related person
BNDES	33.657.248/0001-89	Legal entity	Capital Markets Manager — Investment Department	Subordination	Indirect controlling shareholder

Name of director /officer	Raul Calfat
Tax ID No. (CPF)	635.261.408-63
Position/duties	Member of the Board of Directors (Permanent)

Name of person/entity listed	Corporate Tax ID (CNPJ)	Individual / Legal entity	Position held or duties performed	Type of relation of director/officer with related person	Type of related person
Votorantim Participações S.A. (incorporated by pela Votorantim S.A.)	61.082.582/0001-97	Legal entity	Chairman of the Board of Directors	Subordination	Direct controlling shareholder

Name of director /officer	Francisco Fernandes Campos Valério
Tax ID No. (CPF)	065.280.319-91
Position/duties	Member of the Board of Directors (Alternate)

Name of person/entity listed	Corporate Tax ID (CNPJ)	Individual / Legal entity	Position held or duties performed	Type of relation of director/officer with related person	Type of related person
Veracel Celulose S.A.	40.551.996/0001-48	Legal entity	Alternate Member of the Board of Directors	Subordination	Jointly controlled company

Name of director /officer	Paulo Henrique de Oliveira Santos
Tax ID No. (CPF)	034.880.428-80
Position/duties	Member of the Board of Directors (Alternate)

Name of person/entity listed	Corporate Tax ID (CNPJ)	Individual / Legal entity	Position held or duties performed	Type of relation of director/officer with related person	Type of related person
Tivit S.A.	07.073.027/0001-53	Legal entity	Member of the Board of Directors	Subordination	Supplier

Name of director /officer	Sergio Augusto Malacrida Junior
Tax ID No. (CPF)	166.532.868-19
Position/duties	Member of the Board of Directors (Alternate)

Name of person/entity listed	Corporate Tax ID (CNPJ)	Individual / Legal entity	Position held or duties performed	Type of relation of director/officer with related person	Type of related person
Votorantim S.A.	03.407.049/0001-51	Legal entity	CFO and Investor Relations Officer	Subordination	Direct controlling shareholder

Name of director /officer	João Henrique Batista de Souza Schmidt
Tax ID No. (CPF)	005.032.489-67
Position/duties	Member of the Board of Directors (Permanent)

Name of person/entity listed	Corporate Tax ID (CNPJ)	Individual / Legal entity	Position held or duties performed	Type of relation of director/officer with related person	Type of related person
Votorantim S.A.	03.407.049/0001-51	Legal entity	Executive Officer of Corporate Development	Subordination	Direct controlling shareholder

Name of director /officer	Ernesto Lozardo
Tax ID No. (CPF)	232.398.838-72
Position/duties	Member of the Board of Directors (Permanent)

Name of person/entity listed	Corporate Tax ID (CNPJ)	Individual / Legal entity	Position held or duties performed	Type of relation of director/officer with related person	Type of related person
BNDES	33.657.248/0001-89	Legal entity	Advisor to the Presidency	Subordination	Indirect controlling shareholder

BOARD OF DIRECTORS - EXERCÍCIO 2014

Name of director /officer	Carlos Augusto Lira Aguiar
Tax ID No. (CPF)	032.209.829-72
Position/duties	Member of the Board of Directors (Permanent)

Name of person/entity listed	Corporate Tax ID (CNPJ)	Name of person/entity listed	Corporate Tax ID (CNPJ)	Name of person/entity listed	Corporate Tax ID (CNPJ)
Veracel Celulose S.A.	40.551.996/0001-48	Legal entity	Chairman of the board of directors	Subordination	Jointly controlled company
F&E Technologies LLC	Not applicable (headquartered abroad)	Legal entity	Officer	Subordination	Jointly controlled company

Name of director /officer	João Carvalho de Miranda
Tax ID No. (CPF)	772.120.887-49
Position/duties	Vice-Chairman of the Board of Directors

Name of person/entity listed	Corporate Tax ID (CNPJ)	Name of person/entity listed	Corporate Tax ID (CNPJ)	Name of person/entity listed	Corporate Tax ID (CNPJ)
Votorantim S.A.	03.407.049/0001-51	Legal entity	CEO	Subordination	Direct controlling shareholder

Name of director /officer	Sergio José Suarez Pompeo
Tax ID No. (CPF)	094.449.797-76
Position/duties	Member of the Board of Directors (Alternate)

Name of person/entity listed	Corporate Tax ID (CNPJ)	Name of person/entity listed	Corporate Tax ID (CNPJ)	Name of person/entity listed	Corporate Tax ID (CNPJ)
BNDES	33.657.248/0001-89	Legal entity	Capital Markets Manager — Investment Department	Subordination	Indirect controlling shareholder

Name of director /officer	Francisco Fernandes Campos Valério
Tax ID No. (CPF)	065.280.319-91
Position/duties	Member of the Board of Directors (Alternate)

Name of person/entity listed	Corporate Tax ID (CNPJ)	Name of person/entity listed	Corporate Tax ID (CNPJ)	Name of person/entity listed	Corporate Tax ID (CNPJ)
Veracel Celulose S.A.	40.551.996/0001-48	Legal entity	Alternate Member of the Board of Directors	Subordination	Jointly controlled company

Name of director /officer	Paulo Henrique de Oliveira Santos
Tax ID No. (CPF)	034.880.428-80
Position/duties	Member of the Board of Directors (Alternate)

Name of person/entity listed	Corporate Tax ID (CNPJ)	Name of person/entity listed	Corporate Tax ID (CNPJ)	Name of person/entity listed	Corporate Tax ID (CNPJ)
Tivit S.A.	07.073.027/0001-53	Legal entity	Member of the Board of Directors	Subordination	Supplier

Name of director /officer	Sergio Augusto Malacrida Junior
Tax ID No. (CPF)	166.532.868-19
Position/duties	Member of the Board of Directors (Alternate)

Name of person/entity listed	Corporate Tax ID (CNPJ)	Name of person/entity listed	Corporate Tax ID (CNPJ)	Name of person/entity listed	Corporate Tax ID (CNPJ)
Votorantim S.A.	03.407.049/0001-51	Legal entity	CFO and Investor Relations Officer	Subordination	Direct controlling shareholder

Name of director /officer	João Henrique Batista de Souza Schmidt
Tax ID No. (CPF)	005.032.489-67
Position/duties	Member of the Board of Directors (Permanent)

Name of person/entity listed	Corporate Tax ID (CNPJ)	Name of person/entity listed	Corporate Tax ID (CNPJ)	Name of person/entity listed	Corporate Tax ID (CNPJ)
Votorantim S.A.	03.407.049/0001-51	Legal entity	Executive Officer of Corporate Development	Subordination	Direct controlling shareholder

Name of director /officer	Raul Calfat
Tax ID No. (CPF)	635.261.408-63
Position/duties	Member of the Board of Directors (Permanent)

Name of person/entity listed	Corporate Tax ID (CNPJ)	Name of person/entity listed	Corporate Tax ID (CNPJ)	Name of person/entity listed	Corporate Tax ID (CNPJ)
Votorantim Participações S.A. (incorporated by pela Votorantim S.A.)	61.082.582/0001-97	Votorantim Participações S.A. (incorporated by pela Votorantim S.A.)	61.082.582/0001-97	Votorantim Participações S.A. (incorporated by pela Votorantim S.A.)	61.082.582/0001-97

Name of director /officer	Ernesto Lozardo
Tax ID No. (CPF)	232.398.838-72
Position/duties	Member of the Board of Directors (Permanent)

Name of person/entity listed	Corporate Tax ID (CNPJ)	Name of person/entity listed	Corporate Tax ID (CNPJ)	Name of person/entity listed	Corporate Tax ID (CNPJ)
BNDES	33.657.248/0001-89	BNDES	33.657.248/0001-89	BNDES	33.657.248/0001-89

Additional information

Members Paulo Fernando Fleury da Silva e Souza, Alexandre Gonçalves Silva, Maria Paula Soares Aranha, José Écio Pereira da Costa Júnior, José Luciano Duarte Penido, Eduardo Rath Fingerl, Marcos Barbosa Pinto, Armínio Fraga Neto, and Julio Sergio de Souza Cardozo declare individually and for all legal purposes, that in the last three (3) fiscal years there have been no relationships of subordination, provision of services or control obtaining between them and (i) a company controlled directly or indirectly by the Company, except in relation to those in which the Company holds, directly or indirectly, the totality of the capital stock; (ii) the company’s direct or indirect controlling shareholders; (iii) suppliers, clients, debtors or significant creditors of the Company, its subsidiaries or its controlling companies;

EXHIBIT VII QUALIFICATIONS OF CANDIDATES for THE FISCAL COUNCIL (Items 12.5 to 12.10 of Exhibit A to CVM Instruction 552/2014)

12.5 In relation to each member of the issuer’s fiscal council, indicate in table format:

a. name

b. Date of Birth

c. profession

d. CPF or passport number

e. position held

f. date of election

g. date of investiture

h. term of office

i. other positions held or functions exercised in the issuer

j. whether elected by controlling shareholder or not

k. if independent member and, if positive, the criterion adopted by the issuer to determine independence

l. number of consecutive terms of office

m. information about:

i. main professional experience over the last 5 years, indicating:

•                                         company name and activity sector

•                                         title

•                                         whether the company is part of (i) the issuer’s economic group, or (ii) is controlled by any of the issuer’s shareholder holding direct or indirect interest of 5% or more in any one class or type of the issuer’s securities

ii. indication of all the management positions held in other companies or third sector organizations

n. description of any of the following events that have occurred during the last 5 years:

i. any criminal conviction

ii. any conviction in relation to a Brazilian Securities Commission administrative proceeding and the penalties applied

iii. any final and unappealable court decision, at the judicial or administrative levels, that suspended or disqualified him/her from the practice of any professional or commercial activity

Name	Mauricio Aquino Halewicz	Tax ID No. (CPF)	694.701.200-78
Profession	Accountant	Date of Birth	03/27/1973
Elected position held	Chairman of the Fiscal Council	Other issuer positions held or duties	N/A
Elected	04/28/2017	Elected by controlling shareholder	Yes
Took office	Until 05/28/2017	Consecutive terms of office	5
Term of office ends	Until 2018 Annual General Meeting (1 year)

Graduation

Mr. Halewicz holds a bachelor’s degree in Accounting from the Federal University of Rio Grande do Sul and Economic Engineering from the Mackenzie Presbyterian University. Mr. Halewicz also holds an MBA in Corporate Finance from the Getúlio Vargas Foundation — FGV, a graduate degree in Economic Engineering from the Mackenzie Presbyterian University and specialization in administration from the University of Virginia (Darden School of Business Administration).

Professional Experience (last 5 years)

Since April 2013, Mr. Maurício Halewicz has been the Chairman of the Fibria Celulose S.A.’s Fiscal Council, company that operates on the pulp sector. In parallel, Mr. Maurício is alternate member of Eneva S.A.’s Fiscal Council (company that operates on the electrical generation sector) and, since November 2012, is the Finance Director of Pacific Hydro Energias do Brasil Ltda. (a company operating in the clean energy sector).

Previously, between 2009 and 2013, Mr. Mauricio was alternate member of the Board of Directors and the Audit and Risk Committee of the Company. Mr. Mauricio held the positions of Investor Relations Officer, Controllership Officer and Corporate Controller of Rede Energia S.A. — under Judicial Reorganization (publicly-held energy corporation), where he joined in 2005.

Except for the positions above, Mr. Mauricio Halewicz does not hold a position in any other management of other entities or third sector organization.

None of the companies mentioned above (except for the Company) comprise the same economic group of the Company, nor are controlled by Company’s shareholders holding interest of 5% or more of the same class or type of the Company’s securities.

Declaration of any convictions (last 5 years)

Mr. Mauricio Aquino Halewicz has not been subject to any of the following in the last 5 years: (i) conviction on a criminal charge, even though not under final judgment; (ii) conviction in CVM administrative proceedings, even though not under final judgment or (iii) a final judgment in the judicial or administrative sphere declaring his suspension or disqualification from exercising any professional or commercial activity.

Mr. Mauricio Aquino Halewicz declares that he is not considered a Politically Exposed Person, pursuant to applicable rules, since he neither holds, nor held, over the past five years, in Brasil or foreign countries, territories and dependencies, relevant government positions, jobs or duties, as well as his representatives, relatives and other close persons.

Name	Geraldo Gianini	Tax ID No. (CPF)	531.905.488-20
Profession	Accountant	Date of Birth	05/19/1950
Elected position held	Alternate member of the Fiscal Council	Other issuer positions held or duties	N/A
Elected	04/28/2017	Elected by controlling shareholder	Yes
Took office	Until 05/28/2017	Consecutive terms of office	7
Term of office ends	Until 2018 Annual General Meeting (1 year)

Graduation

Mr. Gianini holds a bachelor’s degree in Accounting Sciences and a Master’s degree in Accounting Science and Finance from the Pontifical Catholic University of São Paulo — PUCSP.

Professional Experience (last 5 years)

Since December 2009, Mr. Geraldo Gianini has been a deputy member of Fibria Celulose S.A.’s Fiscal Council, company that operates on the pulp sector, and also member of the Fiscal Council of Hospital Ana Costa S.A. (a company operating in the health sector) and Santos Administração Participações S.A. (an economy and financial consulting firm and participating of other entities). In parallel, Mr. Geraldo is also and partner auditor at Audibanco Auditores Independentes since 1990, a court expert at the 10th court of federal executions of São Paulo in the court expert sector, a University Professor and Advisor to the Deputy Dean Office of the Pontifical Catholic University of São Paulo (PUC).

Besides he does not hold a position in any other management of other entities or third sector organization, except on the companies above, none of them comprise the Company’s economic group, nor are controlled by Company’s shareholders holding direct or indirect interest of 5% or more of the same class or type of the Company’s securities.

Declaration of any convictions (last 5 years)

Mr. Geraldo Gianini has not been subject to any of the following in the last 5 years: (i) conviction on a criminal charge even though not under final judgment, (ii) conviction in CVM administrative proceedings even though not under final judgment, or (iii) a final judgment in the judicial or administrative sphere declaring his suspension or disqualification from exercising any professional or commercial activity.

Mr. Geraldo Gianini declares that he is not considered a Politically Exposed Person, according to the applicable regulation, since he neither holds, nor held, over the past five years, in Brazil or in other foreign countries, territories and dependencies, relevant government positions, jobs or duties, as well as his representatives, relatives and other close persons.

Name	Gilsomar Maia Sebastião	Tax ID No. (CPF)	174.189.288-07
Profession	Accountant	Date of Birth	12/06/1975
Elected position held	Permanent member of the Fiscal Council	Other issuer positions held or duties	N/A
Elected	04/28/2017	Elected by controlling shareholder	Yes
Took office	Until 05/28/2017	Consecutive terms of office	5
Term of office ends	Until 2018 Annual General Meeting (1 year)

Graduation

Bachelor’s degree in Accounting Science from Mackenzie Presbyterian University and has a degree Lato Sensu MBA in Capital Markets from FIPECAFI — Foundation Institute of Accounting, Actuarial and Financial Research.

Professional Experience (last 5 years)

Since April 2013, Mr. Gilsomar Maia Sebastião has been a sitting member of Fibria’s Fiscal Council, company that operates on the pulp sector. In parallel, Mr. Gilsomar is also the Chief Financial Officer of TOTVS S.A. (a publicly-held company operating in the computerized systems development), since January 2013, company where he also acted as Planning Officer (between 2009 and 2012). TOTVS S.A. does not comprise the Company’s economic group, nor is controlled by Company’s shareholders holding direct or indirect interest of 5% or more of the same class or type of the Company’s securities.

Mr. Gilsomar Maia Sebastião does not hold other management positions rather than those described above

Declaration of any convictions (last 5 years)

Mr. Gilsomar Maia Sebastião has not been subject to any of the following in the last 5 years: (i) conviction on a criminal charge even though not under final judgment, (ii) conviction in CVM administrative proceedings even though not under final judgment, or (iii) a final judgment in the judicial or administrative sphere declaring his suspension or disqualification from exercising any professional or commercial activity.

Mr. Gilsomar Maia Sebastião declares that he is not considered a Politically Exposed Person, according to the applicable regulation, since he neither holds, nor held, over the past five years, in Brazil or in other foreign countries, territories and dependencies, relevant government positions, jobs or duties, as well as his representatives, relatives and other close persons.

Name	Antônio Felizardo Leocadio	Tax ID No. (CPF)	129.803.248-25
Profession	Accountant	Date of Birth	11/18/1972
Elected position held	Alternate member of the fiscal council	Other issuer positions held or duties	N/A
Elected	04/28/2017	Elected by controlling shareholder	Yes
Took office	Until 05/28/2017	Consecutive terms of office	2
Term of office ends	Until 2018 Annual General Meeting (1 year)

Graduation

PUC — Pontifical Catholic University of São Paulo — Master of Accounting and Finance; USP — University of São Paulo — MBA in Capital Markets; Mackenzie University — Accounting Science.

Professional Experience (last 5 years)

Since April 2014, Mr. Antônio Felizardo Leocario has been an alternate member of the Company’s Fiscal Council since April 2014, company that operates in the pulp sector. In parallel, Mr. Antônio Felizardo Leocadio is also the Chief Financial Officer at Gucci Brasil Importação e Exportação Ltda. (a company that operates in the sales of luxury products) since 2012. Before joining the Company, he was Chief Controllership Officer at Walmart Brasil Ltda. (a company that operates in the retail segment) from 2008 to 2012, being responsible for the accounting, controlling and SOX areas.

Except for the Company itself, none of the companies described above is a member of the Company’s economic group, nor is controlled by a shareholder of the Company holding, directly or indirectly, an interest equal to or higher than 5% in the same class or type of security issued by the Company.

Mr. Antônio Felizardo Leocadio holds no other management position in any other company or third sector organization other than those described above.

Declaration of any convictions (last 5 years)

Mr. Antônio Felizardo Leocadio has not been subject to any of the following in the last 5 years: (i) conviction on a criminal charge pending final judgment, (ii) conviction in administrative proceedings before CVM pending final judgment, or (iii) a final judgment in the judicial or administrative sphere declaring his suspension or disqualification from exercising any professional or commercial activity.

Mr. Antônio Felizardo Leocadio declares that he is not considered a Politically Exposed Person under the applicable regulation, since he neither holds nor held in the past 5 years, in Brazil or in foreign countries, territories and dependences, relevant government positions, jobs or functions, as well as his representatives, family members and other close persons.

Name	Sérgio Ricardo Miranda Nazaré	Tax ID No. (CPF)	245.212.211-49
Profession	Economist and Professor	Date of Birth	04/12/1963
Elected position held	Permanent member of the Fiscal Council	Other issuer positions held or duties	N/A
Elected	04/28/2017	Elected by controlling shareholder	No
Took office	Until 05/28/2017	Consecutive terms of office	0
Term of office ends	Until 2018 Annual General Meeting (1 year)

Graduation

Bachelor’s degree in Accounting Sciences from Brasilia University (1986), MBA in Finance from IBMEC-RJ and master’s degree in Administração from Brasilia University (1993). Graduation in Finance from Wharton School at Pensivania (1997). Doctor’s degree in Accounting Science from Brasilia University.

Professional Experience (last 5 years)

Mr. Sérgio Ricardo Miranda Nazaré was alternate member of the Board of Directors of BRF S.A., Officer of Cias Seguros BB, BrasilCap, Brasil Veículos and Grupo Segurador BB MAPHRE. Mr. Sergio was Client PF Officer and Government Officer at Banco do Brasil. Besides the experience as officer, Sérgio Nazaré teaches at Brasilia University, in the Accounting and Actuarial Science Department. He also has international experience in studies, researches and negotiation with large groups. Mr. Sérgio has experience in the Public Sector in the adminstration of imobilized assets and goods, planning of comercial actions and cliente, funds and government programs managment. Mr. Sérgio Nazaré has acted, also, as member of Board of Directors and Fiscal Council of several companies, such as Randon, Kepler Weber, Celes, Telemar, Brasilcap, Brasilprev, Previ and Aliança do  Brasil (alternate member).

Mr. Sérgio Ricardo Miranda Nazaré does not hold a position in any other management of other entities, except on the companies above.

Declaration of any convictions (last 5 years)

Mr. Sérgio Ricardo Miranda Nazaré has not been subject to any of the following in the last 5 years: (i) conviction on a criminal charge even though not under final judgment, (ii) conviction in CVM administrative proceedings even though not under final judgment, or (iii) a final judgment in the judicial or administrative sphere declaring his suspension or disqualification from exercising any professional or commercial activity.

Mr. Sérgio Ricardo Miranda Nazaré declares that he is not considered a Politically Exposed Person, according to the applicable regulation, since he neither holds, nor held, over the past five years, in Brazil or in other foreign countries, territories and dependencies, relevant government positions, jobs or duties, as well as his representatives, relatives and other close persons.

Name	Jorge Luiz Pacheco	Tax ID No. (CPF)	345.466.007-63
Profession	Economist	Date of Birth	10/23/1954
Elected position held	Alternate member of the Fiscal Council	Other issuer positions held or duties	N/A
Elected	04/28/2017	Elected by controlling shareholder	No
Took office	Until 05/28/2017	Consecutive terms of office	0
Term of office ends	Until 2018 Annual General Meeting (1 year)

Graduation

Bachelor’s degree in Economy from Cândido Mendes University, has na MBA in Administration from IBMEC-RJ and MBA in finance from IBMEC-RJ.

Professional Experience (last 5 years)

Mr. Jorge Luiz Pacheco was member of Board of Directors of COSERN-RN from 2011 to 2014, member of Board of Directors of Neoenergia S/A from 2011 to 2014, member of Board of Directors of Vale S.A. from 2005  to 2014 and Monitoring Entities Manager of PREVI from 2004 to 2014.

Except for the Company itself, none of the companies described above is a member of the Company’s economic group, nor is controlled by a shareholder of the Company holding, directly or indirectly, an interest equal to or higher than 5% in the same class or type of security issued by the Company.

Declaration of any convictions (last 5 years)

Mr. Jorge Luiz Pacheco has not been subject to any of the following in the last 5 years: (i) conviction on a criminal charge even though not under final judgment, (ii) conviction in CVM administrative proceedings even though not under final judgment, or (iii) a final judgment in the judicial or administrative sphere declaring his suspension or disqualification from exercising any professional or commercial activity.

Mr. Jorge Luiz Pacheco declares that he is not considered a Politically Exposed Person, according to the applicable regulation, since he neither holds, nor held, over the past five years, in Brazil or in other foreign countries, territories and dependencies, relevant government positions, jobs or duties, as well as his representatives, relatives and other close persons.

Name	Domenica Eisenstein Noronha	Tax ID No. (CPF)	090.448.297-93
Profession	Business Manager	Date of Birth	01/13/1977
Elected position held	Permanent member of the Fiscal Council	Other issuer positions held or duties	N/A
Elected	04/28/2017	Elected by controlling shareholder	No
Took office	Until 05/28/2017	Consecutive terms of office	1
Term of office ends	Until 2018 Annual General Meeting (1 year)

Graduation

Bachelor’s degree in Finance and International Business from Georgetown University, United States of America.

Professional Experience (last 5 years)

Mrs. Domenica Eisenstein Noronha was elected as alternate member of Fiscal Council of Fibria Celulose S.A. (company that operates in the pulp sector) in 2016. In parallel, Mrs. Domenica is partner of Tempo Capital Gestão de Recursos Ltda. (that operates on the funds management sector) since 2011. Previously, Mrs. Domenica Eisenstein Noronha was responsable for the Corporate Finance Execution for Latin America at Morgan Stanley Bank (financial institution and investment bank), where she worked for 10 years, from 1999 to 2010, and member of Fiscal Council of Embratel Participações S.A. (that operates on the telecomunications sector) and Usinas Siderúrgicas de Minas Gerais S.A. — Usiminas (steel group with serveral segments of steel chain, as mining, logistic, goods, services and solutions centre for the industry).

Except for the Company itself, none of the companies described above is a member of the Company’s economic group, nor is controlled by a shareholder of the Company holding, directly or indirectly, an interest equal to or higher than 5% in the same class or type of security issued by the Company.

Declaration of any convictions (last 5 years)

Mrs. Domenica Eisenstein Noronha has not been subject to any of the following in the last 5 years: (i) conviction on a criminal charge even though not under final judgment, (ii) conviction in CVM administrative proceedings even though not under final judgment, or (iii) a final judgment in the judicial or administrative sphere declaring his suspension or disqualification from exercising any professional or commercial activity.

Mrs. Domenica Eisenstein Noronha declares that he is not considered a Politically Exposed Person, according to the applicable regulation, since he neither holds, nor held, over the past five years, in Brazil or in other foreign countries, territories and dependencies, relevant government positions, jobs or duties, as well as his representatives, relatives and other close persons.

Name	Maurício Rocha Alves de Carvalho	Tax ID No. (CPF)	709.925.507-00
Profession	Engeneer	Date of Birth	09/12/1961
Elected position held	Alternate member of the Fiscal Council	Other issuer positions held or duties	N/A
Elected	04/28/2017	Elected by controlling shareholder	No
Took office	Until 05/28/2017	Consecutive terms of office	0
Term of office ends	Until 2018 Annual General Meeting (1 year)

Graduation

Bachelor’s degree in Mechanical Engeneering from Pontifical Catholic University of Rio de Janeiro (1984) and MBA in  Finance from Pennsylvania State University (1988).

Professional Experience (last 5 years)

Mr. Maurício Rocha Alves de Carvalho has more than 25 years of finance experience, developing investment strategies aiming the value creation and sustaitability. Investment business manager. Consultant in M&A strategies (business valuation, association or structuration alternatives analysis for financing) with great experience in the capital Market.  Member of Board of Directors and Fiscal Council of public-held and private companies, and also social institutions. Focus on business strategy, finance management and performance indicators areas. Mr. Mauricio has CFA and CNPI certifications and member of Board certificate from IBGC — Brasilian Institute of Corporate Governance. Previously, Mr. Maurício Rocha Alves de Carvalho was member of Fiscal Council of Grendene S.A. from 2012 to 2015, member of Fiscal Council of Mills Estruturas e Serviços S.A. from 2012  to 2014, member of Fiscal Council of Sonae Sierra Brasil from 2012 to 2013, member of Board of Directors and President of Innovation Committee of Intersmart Distribuidora de Equipamentos de TI.

Except for the Company itself, none of the companies described above is a member of the Company’s economic group, nor is controlled by a shareholder of the Company holding, directly or indirectly, an interest equal to or higher than 5% in the same class or type of security issued by the Company.

Declaration of any convictions (last 5 years)

Mr. Maurício Rocha Alves de Carvalho has not been subject to any of the following in the last 5 years: (i) conviction on a criminal charge even though not under final judgment, (ii) conviction in CVM administrative proceedings even though not under final judgment, or (iii) a final judgment in the judicial or administrative sphere declaring his suspension or disqualification from exercising any professional or commercial activity.

Mr. Maurício Rocha Alves de Carvalho declares that he is not considered a Politically Exposed Person, according to the applicable regulation, since he neither holds, nor held, over the past five years, in Brazil or in other foreign countries, territories and dependencies, relevant government positions, jobs or duties, as well as his representatives, relatives and other close persons.

12.6                       In relation to each of the persons who acted as members of the board of directors or the fiscal council in the previous fiscal year, provide tabulated data showing percentage attendance at meetings held by the respective body in the same period, as of their taking office:

Members of the Fiscal Council	Meetings held by the Fiscal Council	Meetings attended (%)
Maurício Aquino Halewicz	5	100%
Geraldo Gianni	5	0%
Gilsomar Maia Sebastião	5	100%
Antônio Felizardo Leocadio	5	0%
Domenica Eisenstein Noronha	5	0%

OBS: information related to the Fiscal Council term initiated on April 2016 and includes the meetings held since the member took office until December 31, 2016.

12.7.                    Provide the information mentioned in item 12.5 in relation to members of statutory committees, as well as audit, risk, finance and compensation committees, even if such committees or structures are not statutory:

Not applicable since the members of the Fiscal Council are not members of any of the Company’s committees.

12.8                       In relation to each of the persons who acted as members of statutory bodies, or of the audit, finance or compensation committees, even if said committees are not statutory, provide tabulated data showing percentage attendance at meetings held by the respective body in the same period, as of their taking office:

Not applicable since the members of the Fiscal Council are not members of any of the Company’s committees.

12.9                       Inform the existence of marital, civil partnership or kinship relation to the second degree between:

a. members of Fiscal Council of the Company;

b. (i) members of Fiscal Council of the Company and (ii) management of direct or indirect subsidiaries of the Company;

c. (i) members of Fiscal Council of the Company or its direct or indirect subsidiaries and (ii) direct or indirect controlling entity;

d. (i) members of Fiscal Council of the Company and (ii) management of direct or indirect subsidiaries of the Company.

There are no marital, civil partnership or kinship relations between (a) members of the company’s Fiscal Council; (b) members of the Company’s Fiscal Council and those of its directly or indirectly controlled subsidiaries; (c) members of the Company’s Fiscal Council or its directly or indirectly controlled subsidiaries, or its direct or indirect controlling shareholders; (d) members of the Company’s Fiscal Council or its directly or indirectly controlling companies.

12.10 — Report any relations of subordination, services provided or control in the last three (3) fiscal years between members of issuer’s Fiscal Council and: (a) company directly or indirectly controlled by issuer, except for those in which the issuer holds, directly or indirectly, the entire share capital; (b) issuer’s direct or indirect controlling shareholder; and (c) if material, a supplier, client, debtor or creditor of issuer its subsidiary or controlling companies or subsidiaries of any of these persons.

The candidates for members of the Fiscal Council declare, individually and for all legal means and purpose, that there is no relationship of subordination, services or control during the last 3 (three) fiscal years between them and (i) a company directly or indirectly controlled by the Company, except for those in which the Company has, direct or indirectly, the total share capital; (ii) the direct or indirect controlling entity of the Company; or (iii) suppliers, clients, relevant debtors or creditors of the Company, of its entities  the Company controls, the entities that control the Company or its controlling entities.

EXHIBIT VIII MANAGEMENT’S COMPENSATION (Item 13 of CVM Instruction 480/2009)

13. Management’s Compensation

13.1.                    Describe the policy or practice of compensation of the board of directors, statutory and non-statutory board of officers, fiscal council, statutory committees and audit, risk, financial and compensation committees, covering the following aspects

a.                                     objectives of the policy or compensation practice

The compensation policy practiced of the Company for members of the Board of Directors, Statutory and Non-statutory Board of Officers, Fiscal Council, Audit Committee and other advisory committees to the Board of Directors has the following objectives and assumptions:

•                  To attract, retain and motivate directors, providing the necessary conditions for the development and implementation of business strategies of the Company;

•                  To align the interests of managers, shareholders and the Company to create value to Fibria, sustainably;

•                  To motivate and reward individual performance of directors, with a view to achieving financial and strategic targets of the Company;

•                  To stimulate the growth, success and achievement of the Company’s purposes and, consequently, the creation of a long-term value for the Company and its shareholders;

•                  To reflect the culture and values of the Company of ethics, strength, respect, entrepreneurship and union;

•                  To provide to its managers pay levels competitive with those of selected markets;

•                  To provide an appropriate balance between fixed and variable pay, short and long term, according to the culture of the Company; and

•                  To allow communication between directors, the Company and its employees on the understanding and the implementation of the compensation policy.

The basis of the fixed and variable compensation policy of the Company are maintained according to market research in companies selected carried out by an independent external company.

b.                                     composition of compensation, stating:

i)                                       description of the compensation elements and objectives of each

Board of Directors

The compensation of the Board of Directors of the Company is composed of a monthly fixed compensation. The fixed component is intended to adequately compensate the directors for their attendance at the meetings and for their contributions to the Board of Directors and to the Company. If the member of the Board of Directors also participates in advisory committees, he shall be entitled to an additional fixed amount paid on a monthly basis. This additional fixed amount consists of the fixed compensation of the Board of Directors, provided for in this item 13.2 hereof under section “compensation for participation in committees”.

Except for the Chairman of the Board of, the other members of the Board of Directors of the Company are not eligible for the benefit of medical care. The Company intends to continue adopting this practice, implemented from the financial year 2013, during the financial year 2017.

The additional compensation to members of the Board of Directors who participate in advisory committees and the additional benefit conferred on the Chairman of the Board of Directors are paid in compensation for the other functions performed by them.

It must be said that, in the last three financial years, the members of the Company’s Board of Directors appointed by the shareholder BNDES Participações S.A. - BNDESPAR (“BNDESPAR”), a signatory to the Company’s Shareholders Agreement entered into on October 29, 2009, as amended on October 29, 2014, did not receive any payment for holding such position, because they waived the right to receive their compensation. Other members of the Board of Directors, including those appointed by Votorantim S.A., also a signatory to such Shareholders Agreement, who initially waived the right to compensation as a member of the Board of Directors, started to receive it as from May 2013.

However, as of August 18, 2016, the representative appointed by the shareholder BNDESPAR, has received the compensation for the participation in the Company’s Board of Directors. Therefore, all members of the Board of Directors, including those appointed by the shareholders BNDESPAR and Votorantim S.A., have been compensated.

The amount of the fixed compensation of the Board of Directors is set based on a market research conducted by an external, independent company, which parameters are companies of the same size of the Company, operating in Brazil, Europe and the United States. After the definition of the global compensation amounts by the General Shareholders’ Meeting, the individual compensation policy and the amount assigned to each member of the Board of Directors are established and approved at a meeting of said body.

Statutory and Non-statutory Board of Officers

The total compensation of the Statutory and Non-statutory Board of Officers of the Company consists of the following elements:

•                                         Monthly Fixed Compensation: monthly base salary, consisting of thirteen monthly payments, the purpose of which is the direct compensation for the provided services and to recognize and reflect the value of the position internally and externally, according to the market practices, as well as individual performance, experience, training and executive knowledge (for more information, see item 13.1 b III, Fixed Compensation).

•                                         Benefits: aims to complement the official social security benefits and offer greater security to Statutory and Non-statutory Board of Officers, allowing them to keep the focus on the performance of their functions. The benefits granted are: medical care, dental care, group life insurance, supplementary pension plan, holidays, 13th salary, FGTS, Social Security and post-employment upon termination of tenure. The benefits aim to ensure the competitiveness of compensation practices, the purpose of which is to offer attractive benefits to retain directors in key positions which are compatible with the market practices for the development of similar functions (for more information, see item 13.1 b III, Benefits).

•                                         Variable Compensation: aims to reward to achievement and overcoming of individual and Company goals, aligned to the budget, strategic planning and market, the purpose of which is to align the managers with the short and long-term results of the Company (for more information, see item 13.1 b III, variable compensation and synergies awards). The variable compensation consists of: long term incentives plan; termination bonus, invested variable compensation; deferred bonus and any special awards.

(i)                                    Long Term Incentive Plan: aims to improve levels of retention of key executives and align their interests with those of shareholders, creating value through consistent and long term results.

Until December 31, 2013, the Long Term Incentive Plan of the Company was solely and exclusively based on the concept of phantom stock options (“Phantom Share Plan 2013”). The plan consisted of the grant of a future financial award opportunity to the Statutory and Non-Statutory Board of Officers of the Company denominated “option”(3), without the physical delivery of shares, based on the appreciation of the Company over the long term, measured by the variation of Fibria shares value in stock exchanges. Under the Phantom Share Plan 2013, yearly the Board of Directors, advised by the Personnel and Compensation Committee, could create new licenses of the plan, referred to as “programs”, classifying the eligible Statutory and Non-Statutory Board of Officers, the number of options granted and the amounts involved. To exercise their options, the executive should respect a grace period of three years, during which it should remain in the Company. In case of termination during the grace period, special rules should apply to the options, depending on the situation. After the grace period, the executive would have another five years to exercise his/her options. All options not exercised within this

(3)  “Option”, as referred to in this item for purposes of phantom stock options means the right to long-term compensation, and shall not be confused with stock option, under the terms of the Stock Option Plan, defined herein.

period would expire. The potential gain of the executive would be the difference between the average share price in the three months preceding the financial year date and the financial year value, multiplied by the number of options granted.

The Phantom Share Plan 2013 was effective until December 31, 2013 and the last exercise of options under the plan occurred in 2016, and there are no outstanding amounts to be paid under the Phantom Share Plan 2013.

From April 25, 2014, the Company has been adopted the General Plan for Granting of Stock Options of Fibra Celulose S.A. (5) (“Option Plan”) approved by the General Shareholders Meeting of the Company held on such date, to which members of the Statutory and Non-Statutory Board of Officers of the Company and management members are eligible, subject to appointment and approval by the Board of Directors. The Company’s Board of Directors has, within limits established at the General Meeting, the power to take all necessary and appropriate measures for the management of the Stock Options Plan, including: (a) the granting of options and the creation and application of specific rules for each grant, subject to the terms of this Stock Options Plan; (b) the election of the Beneficiaries of the Stock Options Plan and the authorization to grant stock options in their favor, establishing all the conditions of the options to be granted, as well as the modification of such conditions when necessary to adapt the options to the terms of any applicable law, regulation or rule; and (c) the issuance of new shares of the Company within the limit of the authorized capital and/or the disposal of shares held in treasury, to satisfy the exercise of stock options granted pursuant to the Stock Options Plan.

Through the Stock Options Plan, the beneficiaries shall elect to acquire shares of the Company and actually become shareholders, sharing the business achievements resulting from appreciation of its shares, as well as the risks inherent to the capital markets. Stock options granted under the Stock Options Plan may confer acquisition rights over a number of shares not exceeding 1.5% of the shares issued by the Company, provided that the total shares that were issued or that may be issued under the Stock Options Plan are always within the limit of authorized capital of the Company. The shares corresponding to options that are cancelled, forfeited, expired or lapsed, for any reason, will be computed for the purposes of the limit set forth in the paragraph referred to above and, therefore, will be again made available for granting under the Stock

(5)  The Company completed this item 13 based on CVM regulation and the accounting rules applicable to the matter. It is worth noting, however, that, taking into account its Share Option Plan characteristics, amounts related to share-based compensation shall not be deemed as “compensation” for labor, tax and social security purposes. For accounting purposes, such as provided for in the Standard No. 10 issued by the Accounting Standard Committee (CPC 10), amounts related to share option plans granted to the Company’s employees are accounted for as share-based payment, and shall be registered in the financial statements accordingly.

Options Plan.

The Board of Directors may impose terms and/or conditions precedent on the exercise of each option, and, with due regard for the minimum clauses established in the Stock Options Plan, impose restrictions on the transfer of shares acquired through the exercise of the option, as well as reserving repurchase options or preemptive rights for the Company in the event that the Beneficiary disposes of these shares until the end of the term and/or compliance with the aforesaid terms and conditions precedent established. The exercise of the option granted under this Stock Options Plan will be subject to compliance with a grace period of at least 36 months counted as from the date of granting. The options may be exercised within 36 months counted as from the date of termination of the grace period and will forfeit after this date.

The Stock Options Plan may be extinguished at any time by resolution of the General Shareholders Meeting, and its effects shall be retroactive to its approval. The end of the effectiveness of the Stock Options Plan shall not affect the effectiveness and validity of the awards granted until then, and which may still be in force under the terms thereof.

For the approval of the Company’s extraordinary general meeting to be held on April 28, 2017, the “Regulation of the Plan for Granting of Rights on the Valuation of Shares Issued by Fibria Celulose S.A. (“Phantom Share Plan 2017”), which, if approved, shall enter into force on the date of its approval and shall remain in force for a term of ten (10) years, which may be terminated or canceled by the shareholders’ general meeting or suspended or altered or terminated by the Board of Directors.

It should be noted that the Board of Directors may not amend the provisions regarding the qualification to participate in the Plan, nor modify or impair any rights or obligations established in the adhesion agreements, and shall be acquired rights of the Beneficiaries.

The new plan, similarly to the Phantom Share Plan 2013, is based on the granting of a financial award, based on the Company’s long-term appreciation in the future, referenced by the variation of the ratio of the stocks traded in the stock exchange. Therefore, during its term, the Company will grant rights on the valuation of the shares to the beneficiaries, which shall be both the members of the Company’s statutory and non-statutory board of directors, and its executives at management level, which are selected by the Board of Directors to participate in the plan.

The Board of Directors will decide, on an annual basis, the Beneficiaries, which, subject to the conditions of the plan and the adhesion agreement, to be entered into between the Company and the Beneficiary, will receive rights on the valuation of shares. At each grant, the Board of Directors shall establish a minimum valuation target for the share.

Thereafter, if the Beneficiary meets the requirements and conditions set forth in the Phantom Share Plan 2017 and has maintained a relationship with the Company for the maturation period of 5 years from the date of the respective grant, the Beneficiary will be entitled to receive the ordinary remuneration related only to the Beneficiary’s permanence in the Company and, if applicable, the complementary compensation based on targets for the valuation of the Company’s shares, both calculated according to the formulas set forth in the Phantom Share Plan 2017.

The Phantom Share Plan 2017 shall be subject to the approval by the shareholders meeting in order to replace and simultaneously cancel, as of the date of its approval, the Stock Options Plan approved by the Extraordinary Shareholders’ Meeting of the Company held on April 25, 2014. The termination of the Stock Options Plan shall not affect the effectiveness of the options that have been granted based on such Stock Options Plan 2014 and which are in force, which shall continue to be in force and governed by the provisions of the Stock Options Plan and of the respective grant agreements.

As a result, a greater alignment is expected between the beneficiary managers of the Stock Options Plan and of the Phantom Share Plan 2017 and the shareholders, as well as a long-term behavior and vision creation of value creation for the Company (for more information, see item 13.1 B III, Long-Term Incentive Plan).

(ii)                                 Termination Bonus: The Statutory and Non-Statutory Officers of the Company are eligible to a bonus for termination, which will be punctually evaluated for each executive at the time of his/her termination, this evaluation will be made by the Personnel and Compensation Committee and Board of Directors. However, on the date hereof, there is no contractual agreement providing a termination bonus for the Board of Officers (for more information, see item 13.1 b III, Termination Bonus)

(iii)                              Invested Variable Compensation: such program considers the option of the Statutory and Non-Statutory Board of Officers and General Management of the Company to elect to invest until 30% of the amount received in its Short Term Variable Compensation. The amount will be invested for a period of two years, provided that the invested amount shall increase according to the valuation of the Company’s stocks. The weighted average of the Company’s shares will be used in the three months (November to January) prior to each event, both at the time of application and at the time of payment. On the date of return of the invested amount, the Company will double the amount of the investment made by the director and/or manager.

(iv)                             Deferred Bonus: a bonus to be paid in Reais only to Statutory and Non-Statutory Officers of the Company as a retention plan, exclusively conditioned upon their remaining in the Company, the conditions for granting this bonus, its amount, and the term of payment will be punctually evaluated for each executive, this evaluation will be made by the

Personnel and Compensation Committee and approved in the Board of Directors. The retention period will be defined at the moment of its grant, the minimum period of which shall be three (3) years. At the time the bonus is granted, the amount defined is divided by the average share price of the previous three (3) months, provided that at the date of its payment, the quotation of the last 03 (three) previous months is used. In this model of program, the retention of the key executive is reinforced, as well as his commitment to the achievement of his results. In the event of dismissal during the grace period, specific rules shall apply according to the situation.

The Board of Directors may also grant or establish extraordinary awards for Statutory and Non-statutory Officers, in terms of specific goals relating to major projects or certain events. Variable compensation of this type is reported in this Form in section 13.2. (c) “i” in the category “other”.

The direct compensation (variable compensation and long-term incentives) is equal to 75% of the total compensation amount received by the Officers. It should be mentioned that the amounts corresponding to the variable short- and long-term compensation to be paid in the third quartile of the market is subject to overcoming the goals provided for in the business plan of the Company in performance level 400, the ruler used by the company that goes from 100 to 500 for evaluation of the goals contracted for the payment of variable compensation for the financial year (goals measurement according to item iii below). The performance level 400 corresponds to the average between the goal target to be achieved and the goal of overcoming the most outstanding performance.

Fiscal Council

The Company’s Fiscal Council for the years 2014, 2015 and 2016, had their compensation based only on monthly fixed compensation and no direct or indirect benefit.

The monthly compensation of the Fiscal Council, as provided for in § 3 of article 162 of Law 6404/76, is established in an amount equivalent to at least 10% of the average monthly compensation of each Officer of the Company, not including benefits, allowances and profit sharing.

By reason of his duties to prepare and chair Fiscal Council meetings, the compensation of the Fiscal Council chairman is about 45% higher than that received by other members, according to a market survey requested by the Company to a company specializing in compensation so as to compare the compensation of the Fiscal Council chairman to that received by his peers in other companies. The Company’s policy states that the compensation of the Fiscal Council chairman should not exceed 20% of the average monthly compensation of other Officers.

Any type of variable compensation, post-employment benefits, benefits motivated by the termination of tenure, or share-based compensation was not provided for in the compensation policy for the Fiscal Council for financial years of 2014, 2015, and 2016, and it is not expected for the financial year 2017.

Finance Committee

It is composed only of Fibria executives, members of the Board of Directors and other members appointed by the shareholders. All members of the Finance Committee started to receive, as from May 2013, their compensation only based on monthly fixed compensation, without any direct or indirect benefit. The members of the Board of Directors participating in advisory committees of the Company are entitled to an additional monthly fixed remuneration, as mentioned above.

Personnel and Compensation Committee

Only three out of the five members of the Personnel and Compensation Committee are entitled to a monthly fixed compensation, and no direct or indirect benefit, established by means of the comparison with its pairs in the market, based on a research conducted by a company specialized in compensation engaged by the Company. The compensation policy for the Personnel and Compensation Committee for the years 2014, 2015 and 2016 does not include, and is not expected to include in the year 2017, any kind of variable compensation, post-employment benefits or benefits due to termination of tenure, or compensation based on the share value of the Company.

Among the compensated members of this Committee, one of them is also a permanent member of the Board of Directors, receives an additional fixed monthly fee for participation in the Personnel and Compensation Committee complementing his/her fixed annual compensation as member of the Board of Directors, as mentioned in item 3.1.b.i. above, this additional amount for participation in the Personnel and Compensation Committee is registered under the heading “compensation for participation in committees”.

Sustainability Committee

The members of the Sustainability Committee are entitled to a yearly fixed compensation, established by means of the comparison with its pairs in the market according to a research carried out by a company specialized in compensation engaged by the Company. No direct or indirect benefit is granted to members of this Committee. The compensation policy for the Sustainability Committee for the years 2014, 2015 and 2016 does not include, and is not expected to include for the year 2017, any kind of variable compensation, post-employment benefits or benefits due to termination of tenure, or compensation based on the share value of the Company.

The compensation of the members of this Committee is set at an annual amount that was established taking into account a forecast of three meetings to be held throughout the year. However, this value does not change if during the years there is a greater or lesser number of meetings.

Only five out of the eight members of the Sustainability Committee receive compensation.

Innovation Committee

The members of the Innovation Committee are entitled to a fixed monthly compensation with no direct or indirect benefits. Such compensation is established according to the comparison with peers on the market, as per a survey conducted by a company specializing in compensation.

Four out of the seven members of the Innovation Committee have been receiving compensation since May 2013.

The members of this Committee who are also members of the Board of Directors receive an additional monthly fixed amount for participation in the Innovation Committee complementing his/her fixed annual compensation as member of the Board of Directors, as mentioned in item 13.1.b.i. above, this additional amount for participation in the Innovation Committee is registered under the heading “compensation for participation in committees”.

The Statutory Audit Committee members are entitled to a monthly fixed compensation with no direct or indirect benefit, which is established by comparison with its market peers, as per a survey conducted by a company specialized in compensation.

The compensation policy for the Statutory Audit Committee for the years 2014, 2015 and 2016 does not include, and is not expected to include for the year 2017 any kind of variable compensation, post-employment benefits or benefits due to termination of tenure, or compensation based on the share value of the Company.

ii)            proportion of each element in total compensation in respect of the last three fiscal years

Fiscal Year 2017 (expected)

Compensation Elements	Board of Directors	Fiscal Council	Statutory Board of Officers	Non- statutory Board of Officers	Personnel Committee	Finance Committee	Sustainability Committee	Innovation Committee	Statutory Audit Committee
Fixed Compensation (1)	100%	100%	26%	38%	100%	100%	100%	100%	100%
Benefits (2)	0%	0%	13%	6%	0%	0%	0%	0%	0%
Variable Compensation (3)	0%	0%	44%	42%	0%	0%	0%	0%	0%
Long Term Incentive Plan (4)	0%	0%	17%	14%	0%	0%	0%	0%	0%
TOTAL	100%	100%	100%	100%	100%	100%	100%	100%	100%

Fiscal Year 2016

Compensation Elements	Board of Directors	Fiscal Council	Statutory Board of Officers		Non- statutory Board of Officers	Personnel Committee	Finance Committee	Sustainability Committee	Innovation Committee	Statutory Audit Committee
Fixed Compensation (1)	100%	100%	97%		47%	100%	100%	100%	100%	100%
Benefits (2)	0%	0%	20%		11%	0%	0%	0%	0%	0%
Variable Compensation (3)	0%	0%	76%		39%	0%	0%	0%	0%	0%
Long Term Incentive Plan (4)	0%	0%	-93	%(6)	3%	0%	0%	0%	0%	0%
TOTAL	100%	100%	100%		100%	100%	100%	100%	100%	100%

(6)  At the end of the fiscal year of 2015, the share-based schemes of the Company showed high amounts, because the FIBR3 rate was in excess of R$ 50.00. At the end of the fiscal year of 2016, however, given that the valuation of the share was approximately R$ 30.00, there was a reversal of provision in balance of the Company, causing a negative percentage of 93%.

Fiscal Year 2015

Compensation Elements	Board of Directors	Fiscal Council	Statutory Board of Officers	Non- statutory Board of Officers	Personnel Committee	Finance Committee	Sustainability Committee	Innovation Committee	Statutory Audit Committee
Fixed Compensation (1)	100%	100%	12%	37%	100%	100%	100%	100%	100%
Benefits (2)	0%	0%	2%	11%	0%	0%	0%	0%	0%
Variable Compensation (3)	0%	0%	61%	31%	0%	0%	0%	0%	0%
Long Term Incentive Plan (4)	0%	0%	25%	21%	0%	0%	0%	0%	0%
TOTAL	100%	100%	100%	100%	100%	100%	100%	100%	100%

Fiscal Year 2014

Compensation Elements	Board of Directors	Fiscal Council	Statutory Board of Officers	Non- statutory Board of Officers	Personnel Committee	Finance Committee	Sustainability Committee	Innovation Committee	Statutory Audit Committee
Fixed Compensation (1)	100%	100%	15%	40%	100%	100%	100%	100%	100%
Benefits (2)	0%	0%	7%	13%	0%	0%	0%	0%	0%
Variable Compensation (3)	0%	0%	61%	47%	0%	0%	0%	0%	0%
Long Term Incentive Plan (4)	0%	0%	17%	0%	0%	0%	0%	0%	0%
TOTAL	100%	100%	100%	100%	100%	100%	100%	100%	100%

Legend:

(1).      Fixed Compensation: Salary or Compensation and Remuneration by Participation in Committees and Meetings;

(2).      Benefits included here, as of right:

a.              Medical and/or dental care;

b.              Life insurance;

c.               Vehicle and its expenses (only the years of 2014 and 2015);

d.              Private Pensions

e.               Vacations, 13th salary, FGTS, Social Security;

f.                Post-employment;

g.               Termination of exercise of office.

(3)         Variable Compensation: Annual Variable Bonus;

(4)         Long-Term Incentive Plan: Compensation based on actions described in item 13.1(b)(i) above.

Note:

The amounts referring to benefits granted to the Chairman of the Board of Directors were not taken into account for the purposes of the table referred to above, given that these amounts are insignificant when compared to the total amount of compensation of the members of the Board of Directors.

iii)          calculation and adjustment methodology for each compensation element

Fixed Compensation

The Personnel and Compensation Committee is responsible for defining the fixed compensation adjustment requirements of members of the Statutory and Non-Statutory Board of Officers which will be approved by the Remuneration Board is calculated and adjusted by considering the following parameters:

•                       Market data for similar responsibility roles obtained through salary surveys and considering the positioning strategy of the Company for fixed compensation (average);

•                       Value of the position internally, i.e., in face of positions of other areas (internal equity);

•                       Individual performance according to the evaluation system adopted by the Company;

•                       Experience and maturity of executive in the function; and

•                       Other possible factors such as high potential executives for succession, risk retention, specific skills and expertise scarce in the market.

The Company participates regularly in total compensation surveys of executive officers, conducted by specialized external advisories and uses the results of such surveys to level the fixed compensation paid to its Officers (salaries, fees and benefits) to the average compensation practiced by the market.

The companies of surveys forming the market basis for the Company are selected taking into account one or more of the following characteristics:

•              Size (sales revenue) similar to the Company;

•              Industries of different sectors, mainly producers of commodities;

•              National capital companies and subsidiaries of leading foreign companies in their respective segments of activity; and

•              Compensation practices that are consistent and recognized in the market.

Benefits

The benefits are determined and adjusted based on market practice and according to the positioning desired by the Company (average). Market data were collected through salary surveys conducted by a company specializing in compensation and engaged by the Company. The study considered a group of relevant companies with comparable size, sector and origin of capital.

Variable Compensation

The Variable Compensation of the Statutory and Non-statutory Board of Officers is based on the concept of profit sharing, in which there is a goal of target award (“target” or “goal 300”), established in multiple salaries and based on the Company’s compensation philosophy, which are associated to pre-set goals. The so-called “goal 500” is the “stretch” or “overcoming” goal, and results in an award 50% higher than the target award (goal 300 or “target”).

The goals are set for financial and strategic indicators weighted in the categories of: (i) company, (ii) area, and (iii) individual. The indicators are reviewed annually in accordance with the Company’s business strategies. For 2014, 2015 and 2016, the CVA (Cash Value Added) and FCF (Free Cash Flow) were defined as financial metrics. The financial goals are based on the budget approved by the Board of Directors. At the end of the financial year the achievement of goals is evaluated and the resulting awards are calculated through an average additive formula. The final award can range from 0 to 150% of target awards (“target”).

The award is paid in the month of February following the financial year used as a basis for evaluating the results. This program was reviewed and approved by the Board of Directors in February 2012.

Invested Variable Compensation

This program considers the possibility of the Statutory Board of Officers, Non-Statutory Board of Officers and General Management of the Company to opt to invest not more than 30% of the amount received in their Short-Term Variable Compensation. According to the Program, the amount is invested for a period of two years, and the invested amount increases as the value of the Company’s shares. Upon investment and its payment, the share weighted average is used in the 3 months (November to January) prior to each event and on the date of return of the invested amount, the company duplicates the investment amount.

Synergies Award

With respect to the award for the obtaining of synergies in the Votorantim Celulose e Papel S.A. (“VCP”) (former trade name of the Company) and Aracruz Celulose S.A. (“Aracruz”) integration process to create Fibria, although no longer in force on the date hereof, the Synergy Award had been paid until 2014.

Long Term Incentives

Phantom Share Plan 2013

Phantom Share Plan 2013, described in details in item 13.1.b. above, remained in full force until December 31, 2013, was based on the granting of a future financial award opportunity called “option”(7), based on the appreciation of the Company in the long run. The share appreciation n was measured by the variation of Fibria shares on the stock exchange between the dates of granting and exercise of the option. The price per share for the purpose of calculating the plan was initially based on the average price per share in the six months prior to the date of calculation from February 2012. However, the methodology of calculation for the price per share was reviewed and the price per share was then on based on the average price per share on the stock exchange in the three months prior to the date of grant. At each grant the Board of Directors would establish a minimum goal of share valorization, below which there would be no awards. The maximum award is limited to two times the target award (“target”), pursuant to the Company’s compensation strategy.

Stock Option Plan approved at the Special Shareholders Meeting held on April 25, 2014.

Under the Stock Option Plan described in details in item 13.1.b.i. above, it will be incumbent upon the Board of Directors to establish the price of exercise of the options granted, respecting the average price weighted by the volume of shares of the Company over the last 90 days immediately prior to the date of granting of the option, which may be annually adjusted by the Board of Directors considering the Company’s strategic plan.

Phantom Share Plan 2017

Under the terms of the Phantom Share Plan 2017, described in details in item 13.1.b.i. above, it will be incumbent upon the Board of Directors to decide who will be the Beneficiaries of the Phantom Share Plan 2017, as well as the dates of granting to the Beneficiaries of the rights on the appreciation of shares and the number of reference shares covered by the right of appreciation of shares to be granted to each Beneficiary.

If the beneficiary attends to the conditions set forth in the Phantom Share Plan 2017, including the 5-years maturity term, he will be entitled to receive ordinary compensation, and, if applicable, additional compensation. The ordinary compensation is equivalent to the value related to the reference shares attributed to the beneficiary and to which it will be entitled on the settlement date. The complementary remuneration is equivalent to the value attributed to the complementary reference shares, and the value is determined according to the

(7)  Option”, as provided for herein, for the purposes of phantom stock options, is a mere right to long-term compensation and it should not be mistaken with stock option, under the Option Plan.

performance of the appreciation of the Company’s shares based on the FIBR3 values in Brazilian reais at the BM&FBOVESPA.

It should be noted that the granting of the right on the appreciation of shares will be subject to the annual limit, expressed in reference shares covered by the right on appreciation equal to 0.1% (zero point one percent) of the Company’s capital share at the time of granting  and, in any case, during the term of the plan, to the global limit equivalent to 1% (one percent) of the Company’s capital share at the time of each grant of rights on the appreciation of shares. For the purposes of assessment of the aforementioned limits, an individual value per reference share corresponding to the weighted average of the closing values of negotiations with Company’s shares in the trading days of BM&FBOVESPA in the months of September, October and November of the financial year immediately prior to the exercise of granting.

Termination Bonus

Under the terms of the Termination Bonus, it will be punctually evaluated for each executive at the time of his/her termination, this evaluation will be made by the Personnel and Compensation Committee and the Board of Directors. However, on the date hereof, there is not any contractual arrangement that provides for a termination bonus for the Board of Directors (for more information, see item 13.1.b.III, Termination Bonus)

iv)           reasons for the composition of compensation

Compensation of the Board of Directors

Regarding the compensation of the members of the Board of Directors, the main objective is to attract Directors with adequate reputations and profiles, giving them the necessary conditions for the performance of their duties.

Compensation of Statutory and Non-statutory Board of Officers

The composition of the compensation of the Statutory and Non-statutory Board of Officers, both the elements that compose and on the weight of each element, reflects:

•                  The competitiveness with the practice of a market comprised of selected companies, which will allow us to attract and retain executives with the required skills;

•                  The possibility to associate a significant portion of total compensation to the Company’s results;

•                  The search for a balance among the different parcels of compensation that will encourage the generation of results in short, medium and long term, within moderate levels of risk, and

•                  The possibility to balance the variable compensation of short and long term, aiming at generating annual results that will result in sustainable value creation for shareholders.

Compensation of the Fiscal Council

The compensation paid to Fiscal Council members is intended to attract Directors holding the appropriate reputation and profile, granting them the conditions required for the performance of their duties, with due regard for the limits defined by the regulations in effect.

Compensation of Committees

The compensation paid to Committees members is intended to attract members holding appropriate the reputation and profile, granting them the conditions required for the performance of their duties.

iv) the existence of members not receiving compensation from the issuer and the corresponding reason

Until August 18, 2016, only one member of the Company’s Board of Directors (representative appointed by the shareholder BNDES Participações S.A.) did not receive compensation because and waived such right. However, from this date, all members of the Board of Directors, including those appointed by shareholders BNDESPAR and Votorantim S.A., have been compensated.

c.             key performance indicators that are taken into account in determining each element of compensation

In the case of Statutory and Non-statutory Board of Officers:

•                  The fixed compensation is adjusted annually based on market research, Company results and individual performance, the latter referenced on specific goals considering factors specific to each function;

•                  The annual variable compensation depends on financial and strategic indicators, set each year by the Board of Directors, according to the Company’s business plan. For the financial years of 2014, 2015, 2016 and as estimated for 2017, the corporate indicators (not individual) established are Cash Value Added, Discounted Cash Flow, Synergy and Occupational Safety;

•                  The Long Term Incentives Plans, deferred bonus and invested variable compensation are directly related to the share price of the Company, i.e., its market value, according to the calculation methodologies detailed in item 13.1.b.iii above. Therefore, the earning potential of the beneficiary of these programs is significantly subject to the appreciation of the shares issued by the Companies in the Brazilian market, as the case may be.

Members of the Board of Directors are eligible only to the fixed compensation, according to the market practice, not subject to the performance indicators, in a manner that the communication is related to the level of liability of the function performed and based on the professional qualification for the performance of the function. The rationale for this model is:

•                  Members of the Board of Directors need to independently analyze the proposals of the Board of Officers. Thus, pay systems that may generate conflicts of interests are avoided, and

•                  Members of the Board of Directors are professionals with vast experience and reputation in the market, with a history of professional success.

Members of the Fiscal Council and of Committees are also eligible to fixed compensation, hence with no effect from performance indicators, which are incompatible with the functions of that body.

d.            how compensation is structured to reflect the evolution of performance indicators

In the case of the Statutory and Non-statutory Board of Officers:

•                  The fixed compensation is adjusted annually based on market research, Company results and individual performance, the latter based on specific goals;

•                  As detailed in item 13.1.b, the variable compensation of the Statutory and Non-statutory Board of Officers is based on the concept of profit sharing, in which there is a goal of target award (“target”), established in multiple salaries and based on the Company’s compensation philosophy, which are associated to pre-set goals. The goals are set for financial and strategic indicators weighted in the categories: (i) company, (ii) area, and (iii) individual. Thus, the global (pool) compensation values of the variable compensation are affected by the achievement of individual targets and the area and global targets of the Company for the respective financial year;

•                  The Long Term Incentives plans, deferred bonus and the invested variable compensation are directly related to the share price of the Company, i.e., its market value, and

Members of the Board of Directors, Fiscal Council and the Committees are eligible only to the fixed compensation, hence with no effect of performance indicators.

e. how the compensation practice or policy aligns the interests of the issuer of short, medium and long term

The Company’s compensation strategy aims to attract, retain and motivate qualified professionals for the creation and implementation of business strategies adopted by the shareholders, resulting in the creation of sustainable value. The mechanics of the annual variable payment plan links the awards to financial metrics for growth, results and value of short and medium term. The Stock Option Plan, in turn, is based on the concept of share options, so it is directly linked to the growth of the market value of the Company, i.e., to the long-term appreciation of shares.

Thus, the compensation policy described in item 13.1 is intended to encourage employees to seek the best return on investments and projects developed by the Company by aligning employee interests with the Company’s interest. In the short term, the Company seeks to align interests through salary and benefits package consistent with market levels. In the medium term, through the payment of bonuses and participation in the results of the Company to certain employees, seeking to reward achievement and overcoming individual and Company goals, aligned to the budget and strategic planning. Finally, in the long term, the alignment of interests will take place through the growth of the market value of the Company, i.e., through the long-term appreciation of shares.

f.             existence of compensation supported by subsidiaries, direct or indirect controller or controlled companies

There is no record of compensation payment supported by subsidiaries, controlled companies or by direct or indirect controllers of the Company.

g. existence of any compensation or benefit linked to the occurrence of certain corporate event, such as the sale of corporate control of the issuer

There is no compensation or benefits associated with corporate events involving the Company, such as disposal of the corporate control of the Company. However, as detailed in item 13.1.b, according to the Company’s compensation policy, the Board of Directors may, by donation, approve extraordinary awards for Statutory and Non-Statutory Directors due to specific targets related to big projects or to certain events, if this is deemed applicable.

13.2.       Regarding the compensation recognized in the result of past 3 financial years and planned for the current fiscal year by the board of directors, the statutory board of officers and fiscal council, prepare a table with the following content

a.            body

b.            total number of members

c.             number of remunerated members

d. compensation separated as:

i.             fixed annual compensation, separated as:

•             salary or compensation

•             direct and Indirect Benefits

•             compensation for participation in committees

•             others

ii.            variable compensation, separated as:

•             bonus

•             profit sharing

•             compensation for attending meetings

•             commissions

•             others

iii.           post-employment benefits

iv.           benefits motivated by the cessation of tenure

v.            share-based compensation, including options

e. value, by body, of the compensation of the board of directors, statutory board of officers and fiscal council;

f. total compensation of the board of directors, statutory board of officers and fiscal council.

Total compensation of the Board of Directors, Statutory Board of Officers and Fiscal Council estimated for 2014

	Board of Directors	Statutory Board of officers	Fiscal council	Total

Total number of members	9.00	11.00	3.00	23.00
Number of members receiving compensation	8.00	11.00	3.00	22.00
Fixed Annual Compensation	4,202,841.54	9,847,904.30	456,000.00	14,506,745.84
Base Salary (“Fixed”)	4,184,105.82	6,812,435.65	456,000.00	11,452,541.47
Direct and Indirect Benefits	18,735.72	2,917,654.14	n/a	2,936,389.86
Compensation for Committees	n/a	n/a	n/a	n/a
Other (d.i)	n/a	117,814.51	n/a	117,814.51
Annual Variable Compensation	n/a	27,966,229.60	n/a	27,966,229.60
Bonus (“Variable Compensation”)	n/a	27,966,229.60	n/a	27,966,229.60
Profit Sharing	n/a	—	n/a	n/a
Compensation for attending meetings	n/a	—	n/a	n/a
Commissions	n/a	—	n/a	n/a
Other (d.ii)	n/a	—	n/a	n/a
Post-employment benefits	n/a	—	n/a	n/a
Benefits from termination of tenure	n/a	—	n/a	n/a
Share-based compensation	n/a	7,933,862.47	n/a	7,933,862.47
Total	4,202,841.54	45,747,996.37	456,000.00	50,406,837.91

Total compensation of the Board of Directors, Statutory Board of Officers and Fiscal Council estimated for 2015

	Board of Directors	Statutory Board of officers	Fiscal council	Total

Total number of members	9.00	6.00	3.00	18.00
Number of members receiving compensation	8.00	6.00	3.00	17.00
Fixed Annual Compensation	4,370,301.76	8,563,375.07	456,000.00	13,389,676.83
Base Salary (“Fixed”)	4,351,000.00	7,351,399.64	456,000.00	12,158,399.64
Direct and Indirect Benefits	19,301.76	1,211,975.43	n/a	1,231,277.19
Compensation for Committees	n/a	n/a	n/a	n/a
Other (d.i)	n/a	n/a	n/a	n/a
Annual Variable Compensation	n/a	38,910,863.78	n/a	38,910,863.78
Bonus (“Variable Compensation”)	n/a	38,910,863.78	n/a	38,910,863.78
Profit Sharing	n/a	n/a	n/a	n/a
Compensation for attending meetings	n/a	n/a	n/a	n/a
Commissions	n/a	n/a	n/a	n/a
Other (d.ii)	n/a	n/a	n/a	n/a
Post-employment benefits	n/a	n/a	n/a	n/a
Benefits from termination of tenure	n/a	n/a	n/a	n/a
Share-based compensation	n/a	15,931,003.04	n/a	15,931,003.04
Total	4,370,301.76	63,405,241.89	456,000.00	68,231,543.65

Total compensation of the board of directors, statutory board of officers and fiscal council estimated for 2016

	Board of Directors	Statutory Board of officers	Fiscal council	Total

Total number of members	9	6	3	18
Number of members receiving compensation	8.42	6	3	17.42
Fixed Annual Compensation	4,570,526.20	10,367.902,31	456,000.00	15,394,428.51
Base Salary (“Fixed”)	3,788,133.33	8,625,485.18	456,000.00	12,869,618.51
Direct and Indirect Benefits	23,058.87	1,742,417.13	n/a	1,765,476.00
Compensation for Committees	759,334.00	n/a	n/a	759,334.00
Other (d.i)	n/a	n/a	n/a	n/a
Annual Variable Compensation	n/a	6,789,892.88	n/a	6,789,892.88
Bonus (“Variable Compensation”)	n/a	6,789,892.88	n/a	6,789,892.88
Profit Sharing	n/a	n/a	n/a	n/a
Compensation for attending meetings	n/a	n/a	n/a	n/a
Commissions	n/a	n/a	n/a	n/a
Other (d.ii)	n/a	n/a	n/a	n/a
Post-employment benefits	n/a	n/a	n/a	n/a
Benefits from termination of tenure	n/a	n/a	n/a	n/a
Share-based compensation	n/a	8,252,064.51	n/a	8,252,064.51
Total	4,570,526.20	8,905,730.67	456,000.00	13,932,256.87

Total compensation of the Board of Directors, Statutory Board of Officers and Fiscal Council estimated for 2017

	Board of Directors	Statutory Board of officers	Fiscal council	Total

Total number of members	9.00	6.00	3.00	18.00
Number of members receiving compensation	8.00	6.00	3.00	18.00
Fixed Annual Compensation	5,739,231.94	15,446,010.05	537,000.00	21,722,241.99
Base Salary (“Fixed”)	5,718,000.00	13,697,950.53	537,000.00	19,952,950.53
Direct and Indirect Benefits	21,231.94	1,748,059.52	n/a	1,769,291.46
Compensation for Committees	n/a	n/a	n/a	n/a
Other (d.i)	n/a	n/a	n/a	n/a
Annual Variable Compensation	n/a	23,249,903.78	n/a	23,249,903.78
Bonus (“Variable Compensation”)	n/a	23,249,903.78	n/a	23,249,903.78
Profit Sharing	n/a	n/a	n/a	n/a
Compensation for attending meetings	n/a	n/a	n/a	n/a
Commissions	n/a	n/a	n/a	n/a
Other (d.ii)	n/a	n/a	n/a	n/a
Post-employment benefits	n/a	n/a	n/a	n/a
Benefits from termination of tenure	n/a	5,000,000.00	n/a	5,000,000.00
Share-based compensation	n/a	9,027,854.23	n/a	9,027.854.23
Total	5,739,231.94	52,723,768.06	537,000.00	59,000.000,00

Note:

Total number of members: Total number of members corresponding to the annual average number of each body calculated on a monthly basis.

Number of members receiving compensation: Number of officers and directors assigned compensation recognized in income for the year, corresponding to the annual average number of members of each body receiving compensation calculated.

Share-based compensation: In this item the compensations based on the Phantom Share Plan 2017 and Stock Options Plan are considered. The Company understands that the amounts included in this item should not be considered as compensation, since the shares are acquired by its executives. Thus, the inclusion of such amounts is only intended to meet a CVM requirement and it should not be considered for labor, tax, and social security purposes.

Contributions to INSS: As the Company is subjected to the tax ruling of Law no. 12.546/2011, which deals with fiscal exemption of payrolls, the payment of the social security charges by the Company is held in a global manner, based on a percentage of the gross revenue, independently of the quantity of employees or the individuals’ compensation amount. In this way, it is not possible to individualize the social security charges recognized in the Company’s result, related to the compensation of the Board of directors, Board of Officers and Fiscal Council. For this reason, the items “d.i” and “d.ii” are not filled.

13.3.       Regarding the variable compensation in the past 3 financial years and planned for the current fiscal year by the board of directors, the statutory board of officers and fiscal council, prepare a table with the following contents.

a.            body

b.            total number of members

c.             number of members receiving compensation

d.            regarding bonuses:

i.             minimum amount set in the payment plan

ii.            maximum amount set in the payment plan

iii.           amount provided for in the payment plan, if the targets are met

iv.           amount actually recognized in the income of the last 3 financial years

d.            regarding profit sharing:

i.             minimum amount set in the payment plan

ii.            maximum amount set in the payment plan

iii.           amount provided in the payment plan, if the targets are met

iv.           amount actually recognized in the income of the last 3 financial years

The tables below present information on the variable remuneration of the Company’s Statutory Board of Officers: (i) recognized in the income statement for the fiscal years ended December 31, 2014, December 31, 2015 and December 31, 2016, considering the number of members to which a variable compensation was effectively assigned; and (ii) for the current fiscal year.

It should also be noted that the members of the Company’s Board of Directors and Fiscal Council were not entitled in the last three fiscal years and will not be entitled to variable compensation in the current fiscal year.

Variable compensation - fiscal year ended on December 31, 2014

	Board of Directors	Statutory Board of officers	Fiscal council	Total

Total number of members	9.00	11.00	3.00	23.00
Number of members receiving compensation	8.00	11.00	3.00	22.00
Bonus (“Variable Compensation”)
Minimum amount set in the Compensation Plan	n/a	1.00	n/a	1.00
Maximum amount set in the Compensation Plan	n/a	26,670,435.21	n/a	26,670,435.21
Amount set in the Compensation Plan if the targets are reached (Target Amount (“target”))	n/a	24,404,374.01	n/a	24,404,374.01
Amount recognized in income	n/a	27,966,229.60	n/a	27,966,229.60
Profit sharing
Minimum amount set in the Compensation Plan	n/a	n/a	n/a	n/a
Maximum amount set in the Compensation Plan	n/a	n/a	n/a	n/a
Amount set in the Compensation Plan if the targets are reached (Target Amount (“target”))	n/a	n/a	n/a	n/a
Amount actually paid	n/a	n/a	n/a	n/a

Variable compensation - fiscal year ended on December 31, 2015

	Board of Directors	Statutory Board of officers	Fiscal council	Total

Total number of members	9.00	6.00	3.00	18.00
Number of members receiving compensation	8.00	6.00	3.00	17.00
Bonus (“Variable Compensation”)
Minimum amount set in the Compensation Plan	n/a	1.00	n/a	1.00
Maximum amount set in the Compensation Plan	n/a	26,181,483.67	n/a	26,181,483.67
Amount set in the Compensation Plan if the targets are reached (Target Amount (“target”))	n/a	22,972,461.69	n/a	22,972,461.69
Amount recognized in income	n/a	38,910,863.78	n/a	38,910,863.78
Profit sharing
Minimum amount set in the Compensation Plan	n/a	n/a	n/a	n/a
Maximum amount set in the Compensation Plan	n/a	n/a	n/a	n/a
Amount set in the Compensation Plan if the targets are reached (Target Amount (“target”))	n/a	n/a	n/a	n/a
Amount actually paid	n/a	n/a	n/a	n/a

Variable compensation - fiscal year ended on December 31, 2016

	Board of Directors	Statutory Board of officers	Fiscal council	Total

Total number of members	9.00	6.00	3.00	18.00
Number of members receiving compensation	8.42	6.00	3.00	17.42
Bonus (“Variable Compensation”)
Minimum amount set in the Compensation Plan	n/a	1.00	n/a	1.00
Maximum amount set in the Compensation Plan	n/a	32,691,210.00	n/a	32,691,210.00
Amount set in the Compensation Plan if the targets are reached (Target Amount (“target”))	n/a	27,894,158.90	n/a	27,894,158.90
Amount recognized in income	n/a	6,789,892.88	n/a	6,789,892.88
Profit sharing
Minimum amount set in the Compensation Plan	n/a	n/a	n/a	n/a
Maximum amount set in the Compensation Plan	n/a	n/a	n/a	n/a
Amount set in the Compensation Plan if the targets are reached (Target Amount (“target”))	n/a	n/a	n/a	n/a
Amount actually paid	n/a	n/a	n/a	n/a

Variable compensation for the current fiscal year (2017)

	Board of Directors	Statutory Board of officers	Fiscal council	Total

Total number of members	9.00	6.00	3.00	18.00
Number of members receiving compensation	9.00	6.00	3.00	18.00
Bonus (“Variable Compensation”)
Minimum amount set in the Compensation Plan	n/a	1.00	n/a	1.00
Maximum amount set in the Compensation Plan	n/a	23,249,903.78	n/a	23,249,903.78
Amount set in the Compensation Plan if the targets are reached (Target Amount (“target”))	n/a	20,561,332.95	n/a	20,561,332.95
Profit sharing
Minimum amount set in the Compensation Plan	n/a	n/a	n/a	n/a
Maximum amount set in the Compensation Plan	n/a	n/a	n/a	n/a
Amount set in the Compensation Plan if the targets are reached (Target Amount (“target”))	n/a	n/a	n/a	n/a

The Calculation of Members takes into account the annual average of the number of compensated members of each body calculated on a monthly basis.

Note: The recognition in the result of the variable compensation in a superior amount to the “maximum amount set in the payment plan” arise from (i) the overcoming of established goals; and (ii) the  volatility of the Company’s shares in the period, considering that the evolution of the share prices is one of the metric’s elements adopted. In addition, for the fiscal year 2014, the reward for obtaining synergies in the process of integration Votorantim Celulose e Papel S.A. (former corporate name of the Company) and Aracruz Celulose S.A was also considered.

13.4.       Regarding the share-based compensation plan of the board of directors and statutory board of officers in force for the last financial year and estimated for the current fiscal year, describe:

a.            general terms and conditions

General Plan for the Granting of Stock Options issued by the Company (“Option Plan”).

Currently, the Options Plan, approved by the Company’s Special Shareholders’ Meeting held on April 25, 2014, is based on the concept of stock options. The Options Plan’s main goal is to offer to selected executives of the Company the opportunity to purchase shares issued by the Company, becoming shareholders and sharing the creation of generated value.

The Option Plan aims at aligning the interests of executives with the Company and its shareholders. Thus, the executive is encouraged to achieve and overcome his goals, as well as to take the actions that may generate added value to the Company and that will be reflected on valorization of its shares in market.

It is important to mention that, the executives eligible for the Option Plan may share the success of the Company, but they will also bear the risks inherent to the business and the capital markets. There is no guarantee of gains, and beneficiaries may even incur losses.

Members of the Statutory Board of Officers, members of the Non-Statutory Board of Officers of the Company and executives at management level may be elected as beneficiaries of stock options grants, in accordance with the Options Plan (“Beneficiaries”).

Within the limits established at General Meeting, the Company’s Board of Directors has powers to take all actions necessary and proper for the management of the Option Plan, including: (a) the granting of options and creation and application of specific rules to each granting, subject to the terms of this Option Plan; (b) the election of Beneficiaries of the Option Plan and the authorization to grant stock purchase options in their favor, establishing all conditions of options to be granted, as well as the modification of such conditions when necessary to cause the options to comply with the terms of the applicable law, rule or regulation; and (c) the issuance of new stocks of the Company within the limits of the authorized capital and/or the disposal of stocks kept in treasury, in order to satisfy the exercise of the stock purchase options granted under the Option Plan.

Thus, the Board of Directors of the Company shall determine the Beneficiaries to whom the stock option plans shall be granted in accordance with the Options Plan. The number of shares that may be acquired through the exercise of each option, the exercise price of each option, respecting the average price of Company shares weighted by volume during the 90 days immediately prior to the date of granting of the option, payment conditions, terms and conditions for the exercise of each option, rules imposing the retention of the Shares held by the Beneficiaries after the exercise of options, and any other conditions related to such options, always with due regard for the rules provided for in the Options Plan.

The stock options granted in accordance with the Options Plan may grant rights to acquire a number of shares not exceeding 1.5% of the shares issued by the Company, provided that the total number of shares issued or to be issued in accordance with the Options Plan is always within the limit of the Company’s authorized capital.

Shares corresponding to the options that are canceled, expired or forfeited, for any reason, shall not be counted for the purposes of the 1.5% limit described above and, therefore, shall be made available again for granting in accordance with the Options Plan.

For the purpose of satisfying the exercise of stock options granted in accordance with the Options Plan, the Company may, at the discretion of the Board of Directors: (a) issue new shares within the limit of authorized capital; or (b) sell treasury shares.

The exercise of the option shall be subject to a grace period of at least 36 months, counted as from the date of granting. The maximum term for exercise of the options shall also be 36 months counted as from the date of termination of the grace period, after which the options which are not exercised shall expire.

The Board of Directors may determine the suspension of the right to exercise the options, whenever there are situations that, in accordance with the law or regulations in force, restrict or prevent the trading of shares by the Beneficiaries.

No Beneficiary shall enjoy any of the rights and privileges of a shareholder of the Company until his/her option is duly exercised in accordance with the Options Plan and the respective option agreement. No share shall be delivered to its holder as a result of the exercise of the option unless all legal and regulatory requirements have been fully complied with.

The effects of the Options Plan are retroactive to the start of the fiscal year 2014, and may be canceled at any time, by decision of the Shareholders’ Meeting. The end of the effectiveness of the Options Plan shall not affect the effectiveness and validity of the options granted up to that date and that are still in force in accordance with the Options Plan.

Phantom Share Plan 2013

Until December 31, 2013, the Long-Term Incentive Plan of the Company was solely and exclusively based on phantom stock options (“Phantom Share Plan 2013”). The Phantom Share Plan 2013 continued effective until December 31, 2013 and was in reliance upon the granting of a financial award, based on future long-term valuation of the Company referenced by variation on exchange rate in stock exchanges. Currently, the Board of Directors assisted by the Personnel and Compensation Committee might to create new granting of plan (“programs”), determining the eligible Officers, the number of options granted and the amounts involved. Every granting the Board of Directors established a goal of minimum valuation of stock.

The amount of exercise of the option was based on average rate in stock exchanges within the three months before the date of granting. To exercise his options, the executive should follow a grace period of three years, during which he would remain in the Company, and if he decides to exercise the options until the maximum limit of five years after the grace period, he should formally request the Company to make the payment of the amount due, if the option would have some amount as a result of the goal of minimum valuation of stock established in the granting. After the grace period, the executive would have an additional term of five years to exercise his options.

On date of this form, all options of the programs of Phantom Share Plan had already been exercised, and the terms above are followed. Thus, such plan is referred to in this item only for convenience purpose, since the last exercise period was in 2016.

Plan for granting of rights on valuation of stocks issued by the Company (“Phantom Share Plan 2017”)

The “Regulation of the Plan for Granting of Rights on Valuation of Stocks Issued by Fibria Celulose S.A. (“Phantom Share Plan 2017”) will be submitted for approval of the extraordinary general meeting of the Company to be held on April 28, 2017 which, if approved, will become effective as of the date of its approval and remain effective for the term of ten (10) years, and this plan may be terminated or canceled by the general meeting of shareholders or further suspended or altered by the Board of Directors.

It must be emphasized that the Board of Directors may not alter the provisions related to the qualification to participate in Plan, nor modify or terminate the Plan without the consent of beneficiary, modify or impair any rights or obligations established in the adherence agreements, and, therefore, the rights vested of the Beneficiaries.

The new plan similar to the Phantom Share Plan 2017, is based on the granting of a financial award, in reliance upon the future long-term valuation of the Company referenced by the variation in exchange rate in the stock exchange. Thus, during its term, the Company will grant rights on valuation of stocks to the beneficiaries, which shall be both members of the statutory and non-statutory board of officers of the Company and its managing executives that are selected by the Board of Directors to participate in plan.

Annually, the Board of Directors assisted by the Personnel and Compensation Committee might to create new granting of rights on valuation of stocks, determining the eligible Beneficiaries, the number of options granted and the amounts involved. Every granting the Board of Directors will establish a goal of minimum valuation of stock.

Then, if the Beneficiary meets the requirements and conditions established in Phantom Share Plan 2017 and his relationship with the Company is maintained for the period of maturation of 5 years counted from the date of the respective granting, the Beneficiary shall be entitled to receive an ordinary compensation subject only to his stay in the Company and, if applicable, the supplementary compensation, based on goals of valuation of stocks of the Company, both calculated using the formulae established in Phantom Share Plan 2017.

The Phantom Share Plan 2017 will be submitted for approval of the meeting of shareholders so as to replace and simultaneously cancel, from the date of its approval, the Option Plan approved by the Extraordinary General Meeting of the Company held on April 25, 2014. The expiry of the Option Plan, however, shall not affect the efficacy of the options which have been granted based on said Option Plan 2014 and that are still in force, which shall continue to be effective under the provisions established in the Option Plan and the respective agreements of granting.

In view of the suggestion for approval of Phantom Share Plan 2017, the Company will make reference in this item 13.4 to the Option Plan and Phantom Share Plan 2017.

b.            main objectives of the plan

The main objectives of the Options Plan are the following:

•             Attract, retain and maintain certain members of the Statutory and Non-Statutory Board of Officers and executives at management level of the Company;

•              Offer to the Beneficiaries the opportunity to become shareholders of the Company, thus sharing part of its value creation and success, as well as risks inherent to the business and the capital markets, obtaining, as a consequence, a better alignment of their interests with the interests of the shareholders; and

•              Stimulate the expansion, success and attainment of the Company’s corporate objectives and, therefore, the long-term creation of value for the shareholders.

Phantom Share Plan 2017

The main objectives of the Phantom Share Plan 2017 are the following:

•              Align the interests of beneficiaries to the interests of the Company and its shareholders, and subject a portion of the compensation of beneficiaries to performance of the Company and the generation of value to its shareholders;

•              Allow the Company to attract and retain the Beneficiaries as members of the statutory board of officers or, as the case may be, non-statutory executives at management level of the Company; and

•              Stimulate the expansion, success and attainment of the Company’s corporate objectives and, therefore, the long-term creation of value for the Company and its shareholders.

c.             how the plan contributes to these objectives

Option Plan

The goal to promote a better alignment of interests is achieved by offering to the beneficiaries the opportunity to become shareholders of the Company. In this sense, it aims enabling the Beneficiaries contemplated by the Option Plan to assume the long-term goals of the Company and the generation of value in this period, as follows: (i) make their decisions having in mind the generation of value for the shareholders and the Company; and (ii) base their actions on compliance with the Company’s strategic objectives and growth plans.

In addition, the Options Plan contributes to the retention of executives, given the minimum grace period of thirty-six months for the exercise of the options. In case of voluntary termination, the Officer loses the right to options that are not yet exercisable.

Phantom Share Plan 2017

The plan of granting of rights on valuation of stocks issued by the Company contributes for the alignment of interests by submitting a portion of the compensation of Beneficiaries to performance of the Company and generation of value for its shareholders, participating jointly with the other shareholders of valuation of the stocks, as well as the risks which the Company is subject to.

Thus, consistently with the Option Plan, it aims enabling the Beneficiaries contemplated by the Phantom Share Plan 2017 to assume the long-term goals of the Company and the generation of value in this period, as follows: (i) make their decisions having in mind the generation of value for the shareholders and the Company; and (ii) base their actions on compliance with the Company’s strategic objectives and growth plans.

The portion granted to each beneficiary of the plan is divided into two parts, whose common stocks are covered by the right on valuation of stocks, is exclusively related to the retention of beneficiary during the maturity term of 5 years. Since the supplementary reference stocks covered by the right on valuation of stocks are related to the performance of valuation of FIBR3 shares of the Company at BM&FBOVESPA, thus, the Company expects that the beneficiaries to have strong incentives to effectively undertake the creation of value and exercise their functions to the best interests of shareholders, the strategic goals and our growth plans, as well as maximizing our profits. Thus, it is expected the participants to contribute to create a long-term value to the extent that their gains will depend on long-term stay of the Company and valuation of FIBR3 shares of the Company at BM&FBOVESPA.

d.            how the plan is included in the compensation policy of the issuer

Option Plan

The Option Plan is part of the long-term compensation strategy of the statutory officers, non-statutory officers, and part of the executives at management level, thereby contributing for composition of the total compensation of the Company’s officers and employees.

The Option Plan, however, does not make up the basis of compensation for labor, tax and social security charges purposes, and any tax on capital gains of the beneficiary on disposal of the shares will be supported by the beneficiary.

Phantom Share Plan 2017

The Phantom Share Plan 2017 is part of the long-term compensation strategy of the statutory officers and non-statutory officers of the Company, as well as its executives at management level that are selected by the Board of Directors, contributing for composition of their total compensation.

As provided for in the Phantom Share Plan 2017, upon compliance of the requirements and conditions established, the Beneficiary shall be granted the right on valuation of stocks, which shall entitle them to, respecting the maturity term, receive from the Company the compensation attached to the reference stocks covered by the right on valuation of stocks granted to them.

e.             how the plan aligns the interests of management and of the issuer in the short, medium and long terms

Option Plan and Phantom Share Plan 2017

Considering the main objectives of the Option Plan and Phantom Share Plan 2017 listed in item “b” above, the Company believes that both instruments enable to encourage their Beneficiaries to seek sustainable results that generate value for the Company along the time.

Such compensation strategies aim at stimulating improvement in management and retention of key executives in the Company, aiming at gains resulting from the commitment to the long-term results. In the medium term, improvement of the Company’s results and appreciation of its shares maximize the gains of the Beneficiaries, encouraging them to continue working in the Company. In the short term, compliance with the Company’s goals and achievement of the annual results expected mean alignment between the interests of the Company and the interests of the Beneficiaries.

Finally, and also in the long term, the Stock Options Plan establishes a grace period of at least 36 months for the Beneficiary to exercise the options to which it is entitled, making it, at this point, an instrument to attract the loyalty of these executives, in addition to setting a common interest between the Company and its executives, so as to grow the Company’s operations. Similarly, the Phantom Share Plan 2017 establishes a maturation period of 5 years in which the Beneficiary shall remain restricted to the Company to receive the entitlements on valuation of stocks.

f.             maximum number of shares covered

Option Plan

The stock options granted may confer purchase rights on a number of shares not exceeding 1.5% of the Company’s shares, provided that the total number of shares issued or likely to be issued under the Stock Options Plan is always within the Company’s authorized capital limit. On the date hereof, such amount corresponds to 8,309,020 common shares issued by the Company.

The shares corresponding to options that are canceled, that forfeit, expire, or lapse for any reason, will not be counted for the purpose of the limit established in the paragraph above and therefore will again be available for grant under the Stock Options Plan.

Phantom Share Plan 2017

According to the terms of the Phantom Share Plan 2017, the granting of right on valuation of stocks is subject to the annual limit expressed in reference stocks equivalent to a tenth per cent (0.1%) of the Company’s stock capital upon granting and, in any case, during the term of the plan, to the global limit equivalent to one per cent (1%) of the Company’s stock capital upon each granting.

As it is a program of phantom shares, there is no maximum number of stocks covered by the plan, since such plan consists of a money award based on valuation of stocks and shares of the Company with regard to an individual value per reference stock established in advance by the program within a defined term. That is, the plan does not provide for the effective negotiation (purchase and sale) of stocks, and thus, there is no restriction to the transfer of stocks.

g.            maximum number of options to be granted

Option Plan

The options to be granted must comply with the maximum limit of 1.5% of the Company’s total capital stock during the effectiveness of the Stock Options Plan. On the date hereof, such amount corresponds to 8,309,020 common shares issued by the Company.

Phantom Share Plan 2017

As the Phantom Share Plan 2017 of the Company follows the model of phantom shares, there is no maximum number of stocks to be granted, since such plan consists of a money award based on valuation of stocks and shares of the Company with regard to an individual value per reference stock established in advance by the program within a defined term. That is, the plan does not provide for the effective negotiation (purchase and sale) of stocks, and thus, there is no restriction to the transfer of stocks.

h.            conditions for acquisition of shares

Option Plan

During the effectiveness of the Stock Options Plan, the Company’s Board of Directors will determine the Beneficiaries to whom the stock options will be granted under the Stock Options Plan, the number of shares that may be acquired through the exercise of each option, the exercise price of each option and the payment terms, the terms and conditions of exercise of each option, periods of restriction on the disposal of shares resulting from the exercise of options and any other conditions related to these options.

The stock options will be granted upon execution of agreements for granting of options between the Company and the Beneficiaries, and such agreements shall, without prejudice to other conditions determined by the Board of Directors, specify: (a) the number of shares the Beneficiary will be entitled to purchase or subscribe with the exercise of the option and the price per share; (b) the initial grace period during which the option may not be exercised and the deadlines for the total or partial exercise of the option and regarding which the rights arising from the option will expire; and (c) payment terms.

Option agreements are individually prepared for each Beneficiary, and the Board of Directors may establish different terms and conditions for each, without being required to apply any equality or analogy rule between the Beneficiaries, even if they are in similar or identical situations.

The exercise of the option will be subject to compliance with a grace period of at least 36 months as from the date of grant.

If the options are not exercised within 36 months after the date of termination of the grace period, the Beneficiary will lose the right to exercise its options.

The Board of Directors may impose terms and/or conditions precedent to the exercise of the option and, subject to the minimum requirements set out in the Stock Options Plan, impose restrictions on the transfer of shares acquired through the exercise of options. It may also reserve for the Company repurchase options or preemptive rights in case of disposal by the Beneficiary of such shares until the end of the term and/or compliance with the conditions established.

Phantom Share Plan 2017

During the term of the Plan, the Board of Directors shall determine the Beneficiaries in favor of which shall be granted rights on valuation of stocks that shall enable them to receive from the Company the compensation attached to the reference stocks covered by the right on valuation of stocks, respecting the maturity term of 5 years from the date of granting.

The adherence agreements shall reflect the total quantity of ordinary reference stocks and complementary covered by the right on valuation of stocks granted to each one of the beneficiaries, provided that the maximum number of reference stocks covered  by the right on valuation of stocks shall be determined by the Board of Directors of the Company.

In the cases of Beneficiary termination by dismissal or termination of the labor agreement, with or without Cause, resignation or removal from office, retirement, permanent disability or death, the rights granted to the beneficiaries under the plan may be  cancelled or modified, subject to the provisions of the plan.

i.             criteria for determining the acquisition or exercise price

Option Plan

The Board of Directors will set the exercise price of the options granted under the

Stock Options Plan, subject to the average price of the Company’s shares weighted by volume over the last 90 days immediately prior to the date the option is granted.

The exercise price will be paid by the Beneficiaries in cash, subject to the terms and conditions established by the Board of Directors in each Option Agreement.

In so far as the exercise price is not fully paid, the shares acquired through the exercise of options under the Stock Options Plan may not be disposed of to third parties, except with the prior authorization of the Board of Directors, in which case the proceeds will be used primarily to settle the Beneficiary’s debt to the Company.

Phantom Share Plan 2017

The Board of Directors shall also be responsible for deciding who will be the Beneficiaries of the Phantom Share Plan 2017, as well as the dates of granting to the Beneficiaries of the rights on valuation of stocks, the number of reference stocks covered by the right on valuation of stocks to be granted to each Beneficiary, always subject to the limits described below.

The granting of the right on valuation of stocks shall be subject to the annual limit, expressed in reference stocks covered by the right on valuation of stocks equivalent to a tenth per cent (0.1%) of the Company’s stock capital upon granting and, in any case, during the term of the plan, to the global limit equivalent to one per cent (1%) of the Company’s stock capital upon each granting of rights on valuation of stocks.

It is worth explaining that, for purposes of verification of the annual limit and the global limit, upon each granting of rights on valuation of stocks, an individual value per reference stock shall be given with regard to the weighted average of values of the closing of transactions with the Company’s stocks on the trading floor of BM&FBOVESPA in the months of September, October, and November of the fiscal year ended immediately before the fiscal year in which the granting of rights on valuation of stocks is made.

j.             criteria for determining the exercise period

Option Plan

The options may be exercised wholly or partially during the term and for the periods set out in the respective option agreements, in accordance with the criteria established by the Board of Directors.

Under the Stock Options Plan, the exercise period is 36 months and was determined to encourage the retention of potential beneficiaries in the long term, and in order to minimize the impact that a change in key management and holders of strategic positions may have on the Company’s business. The maximum exercise period for the options will be 36 months as from the date of termination of the grace period.

Phantom Share Plan 2017

According to the provisions of the Phantom Share Plan 2017, the maturity term is 5 years. After such term, the beneficiaries shall be entitled to receive the ordinary compensation  corresponding to the amount attached to the ordinary reference stocks granted to the beneficiary and calculated according to the formulae under the Phantom Share Plan 2017. In case of complementary compensation, besides the need to observe the maturity term abovementioned, the beneficiary shall be subject to an adjustment resulting from the application of multiplication factors, the purpose of which is to subject any payment of the complementary compensation to the performance of the valuation of FIBR3 shares of the Company at BM&FBOVESPA.

k.            settlement form

Option Plan

The options granted under the Stock Options Plan will be settled by delivery of the Company’s shares. Beneficiaries willing to exercise their stock options must notify the Company in writing of their intention to do so and indicate the number of shares they wish to purchase.

The Company shall inform the Beneficiary, within three working days of receipt of the notification referred to above, the exercise price to be paid based on the number of shares informed by the Beneficiary, and the Company’s management will be in charge of taking all necessary steps to formalize the acquisition of shares underlying the exercise. The option will be paid by the Beneficiaries in cash, subject to the terms and conditions established in the respective option agreement.

In order to satisfy the exercise of stock options under the Stock Options Plan, the Company may, at the discretion of the Board of Directors, issue new shares within the limit of authorized capital or dispose of treasury shares.

As from the date of transfer of shares to the Beneficiary, the beneficiary may immediately sell the number of shares required to subsidize the purchase pursuant to an equation shown in the Stock Options Plan, plus half of the remaining shares. The other half of the remaining shares, after the sale of the shares required to subsidize the purchase expense, may only be sold one year after the exercise, in accordance with the following formula:

N = 0.5 x Q x (1 - Pe / Pm)

where:

N = number of shares withheld (one year)

Q = number of options/shares available for exercise

Pe = exercise price of the option

Pm = share market price on the exercise date

Phantom Share Plan 2017

The Phantom Share Plan 2017 will remain valid for a period of 10 years counted from its approval. After the conditions set out in the plan have been met, and subject to the maturity period of 5 years, the beneficiary will receive the ordinary compensation, which will be calculated according to the following formula:

[

ROrdinária = PLiquidação×AROrdinária

Where:

ROrdinária	means the amount, in national currency, to which the Beneficiary will be entitled as Ordinary Compensation related to its Right on the Appreciation of Shares.

PLiquidação

means the weighted average closing price of the Company’s FIBR3 stock trades on the BM&FBOVESPA trading session during the months of September to November of the year immediately prior to the year in which the respective Settlement Date occurs. For purposes of clarification, in the event of a grant in the fiscal year 2017, for calculation of the weighted average provided herein, the closing prices of the Company’s FIBR3 stocks during the months of September to November 2021 will be used, the Settlement Date of which shall be 2022.

AROrdinária	means the number of Common Reference Shares covered by the Beneficiary’s Right on the Appreciation of Shares on the Settlement Date(7).

The beneficiary may also be entitled to the complementary remuneration if the multiplier determined according to the calculation of the performance of the appreciation of the Company’s FIBR3 stocks in BM&FBOVESPA is not less than or equal to zero. The Complementary Compensation will be calculated according to the following formula:

Where:

M	means the multiplier that shall be applied to the number of Complementary Reference Shares covered by the Right on the Appreciation of Shares granted to the Beneficiary for the purposes

(7) Any and all amount distributed to the Company's shareholders during the Maturity Period as dividends or interest on shareholders' equity shall reflect an increase in the total number of Reference Shares for the purposes of calculation of the Ordinary Compensation, in a total amount of additional Reference Shares calculated according to the formula descried in clause 5.4 of the Phantom Share Plan 2017, provided that the number of Additional Reference Shares shall not be deemed as a new grant of Right on the Appreciation of Shares and, therefore, they are no subject to the Annual Limit and the Global Limit provided for in the Phantom Share Plan 2017.

of calculating the Complementary Remuneration, if any, due to the Beneficiary, limited even if the value of the above formula is greater than 2 (two). Further, for purposes of clarification, the value of the multiplier may be equal to or less than zero, in which event the Beneficiary will not be entitled to receive any amount as Complementary Remuneration(8).

TSR	means the TSR of the Company applicable to the respective Maturity Period.

TRE	means the Expected Return Rate applicable to the Maturity Period.

E,

R Complementar = P Liquidação×AR Complementar×M

where:

RComplementar	means the amount, in national currency, to which the Beneficiary will be entitled as Complementary Compensation related to its Right on the Appreciation of Shares.

PLiquidação

means the weighted average closing price of the Company’s FIBR3 stock trades on the BM&FBOVESPA trading session during the months of September to November of the year immediately prior to the year in which the respective Settlement Date occurs. For purposes of clarification, in the event of a grant in the fiscal year 2017, for calculation of the weighted average provided herein, the closing prices of the Company’s FIBR3 stocks during the months of September to November 2021 will be used, the Settlement Date of which shall be 2022.

ARComplementar	means the number of Complementary Reference Shares covered by the Right on the Application of Shares of the Beneficiary on the Settlement Date.

M	means the multiplier calculated according to the formula indicated in clause 5.5 above that shall be applied to the number of

(8)  Na hipótese em que o valor do multiplicador determinado de acordo com o disposto na cláusula 5.54 acima venha a ser igual ou inferior a zero, o Beneficiário não fará jus ao recebimento de qualquer valor a título de Remuneração Complementar. O eventual não recebimento, pelo Beneficiário, de Remuneração Complementar por ocasião da verificação de um multiplicador igual ou inferior a zero conforme estabelecido nesta cláusula não prejudicará, em nenhuma hipótese, o recebimento, pelo mesmo Beneficiário, da Remuneração Ordinária.

Complementary Reference Shares covered by the Right on the Appreciation of Shares granted to the Beneficiary for the purposes of calculating the Complementary Remuneration, if any, due to the Beneficiary, limited even if the value of the formula provided in clause 5.5 above is greater than 2 (two). Further, for purposes of clarification, the value of the multiplier may be equal to or less than zero, in which event the Beneficiary will not be entitled to receive any amount as Complementary Remuneration, as provided for in clause 5.7.

In both cases, the Company shall present to the beneficiary a calculation memory with the supporting documentation used to determine the value of the ordinary and complementary compensation to pay the compensation, as the case may be. Such compensation may be paid until the last day of the fiscal year after the maturity period has expired by means of electronic transfer of immediately available funds (TED) to the checking account held by the beneficiary.

l.             restrictions on transfer of shares

Option Plan

The Beneficiaries of the Stock Options Plan are subject to rules restricting the use of privileged information applicable to listed companies in general, including prohibitions to trading included in CVM Instruction No. 358 of January 3, 2002.

In addition, the Board of Directors may impose terms and/or conditions precedent to the exercise of the option and, subject to the minimum requirements set out in the Stock Options Plan, impose restrictions on the transfer of shares acquired through the exercise of options. It may also reserve for the Company repurchase options or preemptive rights in case of disposal by the Beneficiary of such shares until the end of the term and/or compliance with the conditions established.

During the period of one year from the option exercise date, the Beneficiary may not sell and/or offer to sell a number of shares calculated according to the formula below:

N = 0.5 x Q x (1 - Pe / Pm)

where:

N = number of shares withheld (one year)

Q = number of options/shares available for exercise

Pe = exercise price of the option

Pm = share market price on the exercise date

The options granted, as well as the shares acquired by the Beneficiary, if subject to the restriction period, may not be disposed of or encumbered in any way, directly or indirectly, by the Beneficiaries, unless the Board of Directors previously approves the intended disposal or encumbrance.

As from the date of transfer of shares to the Beneficiary, the Beneficiary may immediately sell the number of shares required to subsidize the purchase pursuant to the equation described above, plus half of the remaining shares. The other half of the remaining shares, after the sale of the shares required to subsidize the purchase expense, may only be sold one year after the exercise.

In addition, in so far as the option is not paid, the shares acquired through the exercise of the option under the Stock Options Plan may not be disposed of to third parties, except with the prior express consent of the Board of Directors, in which case the sales proceeds will be primarily allocated to settle the Beneficiary’s debt to the Company.

Phantom Share Plan 2017

This item is not applicable to the Company’s Phantom Share Plan 2017, to the event that such plan consists of a cash award based on the appreciation of the Company’s shares and ADRs in relation to an individual value per reference share pre-established by the program within a specified period, i.e., the plan does not provide for the effective negotiation (buy and sell) of the shares, and there is no restriction on the transfer of shares.

m.           criteria and events that, when occurring, will cause the suspension, modification or termination of the plan

Option Plan

The Board of Directors may determine the suspension of the right to exercise the options granted under the Stock Options Plan whenever there are situations that, under the law or regulations in force, restrict or prevent the trading of shares by the Beneficiaries.

The Board of Directors, in the interest of the Company and its shareholders, may review the conditions of the Stock Options Plan, provided that it does not change its basic principles, or affect the vested rights of the Beneficiaries.

Any significant legal change regarding regulation of corporations and publicly-held companies, the labor legislation and/or the tax effects of a stock options plan may lead to a complete review of the Stock Options Plan.

The Stock Options Plan became effective on January 1, 2014 and shall remain in force for an indefinite period and may be terminated at any time by decision of the Shareholders’ Meeting. Termination of the Stock Options Plan shall not affect the effectiveness of the options still in force and granted under its terms. It is worth emphasizing that, as mentioned in this Section 13, since the Phantom Share Plan has been approved, the Option Plan shall be terminated.

Phantom Share Plan 2017

The Phantom Share Plan shall remain in force for a period of ten (10) years, and may be terminated or canceled by the general meeting of shareholders or suspended or altered at any time by decision of the Board of Directors, provided that it does not amend the provisions relating to the qualification for participation in the Plan, nor does it modify or impair any rights or obligations established in the adhesion agreements, and are therefore vested rights of the Beneficiaries.

The Phantom Share Plan will automatically terminate after expiration of the term of 10 years in the event of dissolution or liquidation of the Company, or in case of extinction by resolution of the general meeting of shareholders of the Company. The amendment or termination of the Phantom Share Plan 2017 approved by the Company’s shareholders will not depend on the consent of the beneficiaries.

It is important to note that the termination of the Phantom Share Plan 2017 will not affect the effectiveness of the rights on the appreciation of shares issued by the Company which are granted based thereon.

n.            effects of termination of a manager of the bodies of the issuer on its rights under the share based compensation plan

Option Plan

In the event of dismissal of the Beneficiary voluntarily of for termination of the employment contract, with or without cause, resignation or removal from office, retirement, permanent disability or death, the rights granted to it under the Stock Options Plan may be terminated or modified, subject to the following:

1)            If, at any time during the effectiveness of the Stock Options Plan, the Beneficiary:

(a) leaves the Company voluntarily, resigns from its office, terminates its employment contract or resigns from its office as manager: (i) the rights not yet exercisable in accordance with the respective option agreement on the date of dismissal shall be automatically terminated by operation of law regardless of prior notice or indemnification; and (ii) the rights already exercisable in accordance with the respective option agreement on the date of dismissal may be exercised within 30 days as from the date of dismissal, after which such rights shall be automatically terminated by operation of law regardless of prior notice or indemnification;

(b) is dismissed from the Company voluntarily or for termination of the employment contract without cause, or removal from office for any reason, or optional retirement: (i) the rights not yet exercisable in accordance with the respective option agreement on the date of termination may be exercised in proportion to the grace period already lapsed, within 30 days as from the date of dismissal, after which such rights shall be automatically terminated by operation of law, regardless of prior notice or indemnification; and (ii) the rights already exercisable in accordance with the respective option agreement on the date of dismissal may be exercised within 30 days as from the date of dismissal, after which such rights shall be automatically terminated by operation of law regardless of prior notice or indemnification;

(c) leaves the Company due to retirement, according to the rules provided for in Funsejem plan - Senador José Ermírio de Moraes Foundation, or permanent disability: (i) the rights not yet exercisable in accordance with the option agreement on the date of dismissal may become automatically exercisable, and the grace period is brought forward; and (ii) the rights already exercisable in accordance with the option agreement on the date of dismissal will remain unchanged and may be exercised as usual under the agreement;

(d) leaves the Company due to death: (i) the rights not yet exercisable in accordance with the respective option agreement on the date of death will be automatically exercisable by bringing the grace period forward, and the Beneficiary’s legal successors and heirs may exercise the respective stock options, provided that they do so within 18 months from the date of death, after which such rights shall be automatically terminated by operation of law, regardless of prior notice or indemnification; and (ii) the rights already exercisable in accordance with the respective option agreement on the date of death may be exercised by the Beneficiary’s legal successors and heirs, provided that they do so within 18 months from the date of death, after which such rights shall be automatically terminated by operation of law regardless of prior notice or indemnification.

If at any time during the term of the Stock Options Plan, the Beneficiary is terminated for Cause, all unexercised options will forfeit without indemnification, even if the grace period has been fulfilled.

For the purposes of the Stock Options Plan, “Cause” means the violation of duties and obligations under the applicable law, the Bylaws, the Stock Options Plan, as well as those provided for in labor legislation, in case the Beneficiary is an employee.

Phantom Share Plan 2017

If the beneficiary is dismissed from the Company before the termination of the maturation term:

(a) by reason of his waiver or in case of dismissal for cause, his respective right on valuation of stock will be automatically terminated by force of law, without prior notice or indemnification;

(b) in the event of voluntary dismissal after the restructuring of personnel, lowering of function or transfer involving the Beneficiary, the right on valuation of stock may only be terminated after the period of one (1) year;

(c) by reason of the dismissal without cause, the Beneficiary shall be entitled to receive a compensation in proportion to the number of complete months during his employment in the Company; and

(d) By reason of retirement, death or permanent disability, the Beneficiary (or, in case of death or permanent disability, his heirs and legal successors) will continue to be holder of the right on valuation of stocks and, therefore, shall be entitled to the full receipt of the compensation computed under the Phantom Share Plan 2017.

13.5.       Regarding share-based compensation recognized in the result for the past 3 fiscal years and planned for the current fiscal year by the board of directors, and statutory board of officers, prepare a table with the following contents:

a.            body

b.            total number of members

c.             number of members receiving compensation

d.            regarding each grant of options to purchase shares:

i.             date of grant

ii.            quantity of options granted

iii.           deadline by which the options become exercisable

iv.           maximum period for the exercise of options

v.            period of restriction on transfer of shares

vi.           average calculated price for the fiscal year for each one of the following group of shares:

•             outstanding at the beginning of the fiscal year

•             lost during the fiscal year

•             exercised during the fiscal year

•             expired during the fiscal year

e.             fair value of options at the date of the grant

f.             potential dilution in the event of exercise of all options granted

The charts below present information on the share-based compensation of the Statutory Board of Officers of the Company: (i) recognized in the income for the fiscal years ended on December 31, 2014, December 31, 2015, and December 31, 2016 under the Phantom Share Plan 2013 and “General Plan for Granting of Stock Purchase Options of Fibria Celulose S.A.”, approved at extraordinary general meeting of the Company held on April 25, 2014; and (ii) forecasted for the current fiscal year exclusively based on the General Plan for Granting of Stock Purchase Options and Phantom Share Plan 2017.

We further emphasize that the members of the Board of Directors of the Company were not entitled to, for the last three fiscal years, and shall not be entitled, for the current fiscal year, to share-based compensation.

Share-based compensation — fiscal year ended on December 31, 2014

Phantom Share Plan	Board of Directors	Statutory Board of Officers

Total number of members	n/a	6
Number of members receiving compensation	n/a	6
Weighted average exercise price	n/a	—
(a) Of the options outstanding at the beginning of the business year	n/a	R$19.55
(b) Of the options forfeited during the business year	n/a	R$19.55
(c) Of the options exercised during the business year	n/a	R$19.55
(d) Of the options expired during the business year	n/a	R$19.55
Potential dilution in case all options granted are exercised	n/a	N/A

Share options granted	n/a	N/A
Date of grant	n/a	N/A
Quantity of options granted	n/a	N/A
Deadline by which options become exercisable	n/a	N/A
Period of restriction on transfer of shares	n/a	N/A
Fair value of the options at the date of the grant	n/a	N/A

Options Plan	Board of Directors	Statutory Board of Officers

Total number of members	n/a	6
Number of members receiving compensation	n/a	6
Weighted average exercise price	n/a	—
(a) Of the options outstanding at the beginning of the business year	n/a	R$23.75
(b) Of the options forfeited during the business year	n/a	N/A
(c) Of the options exercised during the business year	n/a	N/A
(d) Of the options expired during the business year	n/a	N/A
Potential dilution in case all options granted are exercised	n/a	0.04% of capital

Share options granted	n/a	—
Date of grant	n/a	Jan 2, 2014
Quantity of options granted	n/a	210,891
Deadline by which options become exercisable	n/a	36 months
Period of restriction on transfer of shares	n/a	1 year
Fair value of the options at the date of the grant	n/a	R$10.59

Share-based compensation — fiscal year ended on December 31, 2015

Phantom Share Plan	Board of Directors	Statutory Board of Officers

Total number of members	n/a	6
Number of members receiving compensation	n/a	6
Weighted average exercise price	n/a	—
(a) Of the options outstanding at the beginning of the business year	n/a	R$23.05
(b) Of the options forfeited during the business year	n/a	N/A
(c) Of the options exercised during the business year	n/a	R$15.18
(d) Of the options expired during the business year	n/a	N/A
Potential dilution in case all options granted are exercised	n/a	N/A

Options Plan	Board of Directors	Statutory Board of Officers

Total number of members	n/a	6
Number of members receiving compensation	n/a	6
Weighted average exercise price	n/a	—
(a) Of the options outstanding at the beginning of the business year	n/a	R$45.45
(b) Of the options forfeited during the business year	n/a	N/A
(c) Of the options exercised during the business year	n/a	N/A
(d) Of the options expired during the business year	n/a	N/A
Potential dilution in case all options granted are exercised	n/a	0.04% of capital

Share options granted	n/a	—
Date of grant	n/a	02/01/2015
Quantity of options granted	n/a	215,721
Deadline by which options become exercisable	n/a	36 months
Period of restriction on transfer of shares	n/a	1 year
Fair value of the options at the date of the grant	n/a	R$13.99

Share-based compensation — fiscal year ended on December 31, 2016

Phantom Share Plan	Board of Directors	Statutory Board of Officers

Total number of members	n/a	6
Number of members receiving compensation	n/a	6
Weighted average exercise price	n/a	—
(a) Of the options outstanding at the beginning of the business year	n/a	R$23.05
(b) Of the options forfeited during the business year	n/a	N/A
(c) Of the options exercised during the business year	n/a	R$24.66
(d) Of the options expired during the business year	n/a	N/A
Potential dilution in case all options granted are exercised	n/a	N/A

Share options granted	n/a	—
Date of grant	n/a	N/A
Quantity of options granted	n/a	N/A
Deadline by which options become exercisable	n/a	N/A
Period of restriction on transfer of shares	n/a	N/A
Fair value of the options at the date of the grant	n/a	N/A

Options Plan	Board of Directors	Statutory Board of Officers

Total number of members	n/a	6
Number of members receiving compensation	n/a	6
Weighted average exercise price	n/a	—
(a) Of the options outstanding at the beginning of the business year	n/a	R$52.69
(b) Of the options forfeited during the business year	n/a	N/A
(c) Of the options exercised during the business year	n/a	N/A
(d) Of the options expired during the business year	n/a	N/A
Potential dilution in case all options granted are exercised	n/a	0.02% of capital

Share options granted	n/a	—
Date of grant	n/a	02/01/2016
Quantity of options granted	n/a	126,021
Deadline by which options become exercisable	n/a	36 months
Period of restriction on transfer of shares	n/a	1 year
Fair value of the options at the date of the grant	n/a	R$26.52

Share-based compensation forecasted for the current fiscal year (2017)

Phantom Share Plan	Board of Directors	Statutory Board of Officers

Total number of members	n/a	6
Number of members receiving compensation	n/a	6
Weighted average exercise price	n/a	—
(a) Of the options outstanding at the beginning of the business year	n/a	R$25.21
(b) Of the options forfeited during the business year	n/a	N/A
(c) Of the options exercised during the business year	n/a	N/A
(d) Of the options expired during the business year	n/a	N/A
Potential dilution in case all options granted are exercised	n/a	N/A

Share options granted	n/a	—
Date of grant	n/a	N/A
Quantity of options granted	n/a	N/A
Deadline by which options become exercisable	n/a	N/A
Period of restriction on transfer of shares	n/a	N/A
Fair value of the options at the date of the grant	n/a	N/A

Notes:

This item does not apply to the Board of Directors, since it is not entitled to share based compensation.

13.6        Regarding the outstanding options of the Board of Directors and Board of Officers at the end of last fiscal year, prepare a table with the following content

a.            body

b.            number of members

c.                                      number of members receiving compensation

d.                                     regarding options not yet exercisable

i.             quantity

ii.            date in which they will become exercisable

iii.           maximum period for the exercise of options

iv.           period of restriction on transfer of shares

v.            Average calculated price for the fiscal year

vi.           fair value of options on the last day of the fiscal year

e              regarding exercisable options

i.             quantity

ii.            maximum period for the exercise of options

iii.           period of restriction on transfer of shares

iv.           Average calculated price for the fiscal year

v.            fair value of options on the last day of the fiscal year

vi.           fair value of the total options on the last day of the fiscal year

The charts below present the information on options outstanding granted to the members of the Statutory Board of Officers by the Company at the end of the fiscal year ended December 31, 2016 under the “General Plan for the Granting of Stock Options of Fibria Celulose S.A”, approved at Extraordinary General Meeting held on April 25, 2014:

Scheme of the Option Plans granted in 2014

Body	Statutory Board of Officers

Number of members	6
Number of members receiving compensation	6
Regarding options not yet exercisable:
i. quantity	N/A
ii. date on which they will become exercisable	N/A
iii. maximum period for exercising the options	N/A
iv. period of restriction on transfer of shares	N/A
v. weighted average price for exercise	N/A
vi. fair value of the options on the last day of the fiscal year	N/A
Regarding exercisable options
i. quantity	210,891
ii. maximum period for exercising the options	Dec. 31, 2019
iii. period of restriction on transfer of shares	1 year
iv. weighted average price for the fiscal year	R$23.75
v. fair value of options on the last day of the fiscal year	R$10.59
vi. total fair value of the options on the last day of the fiscal year	R$10.59

Scheme of the Option Plans granted in 2015

Body	Statutory Board of Officers

Number of members	6
Number of members receiving compensation	6
Regarding options not yet exercisable
i. quantity	215,721
ii. date on which the options become exercisable	Jan 2, 2018
iii. maximum period for exercising the options	Dec 31, 2020
iv. period of restriction on transfer of shares	1 year
v. weighted average exercise price	R$24.45
vi. fair value of the options on the last day of the fiscal year	R$13.99
Regarding exercisable options:
i. quantity	N/A
ii. maximum period for exercising the options	N/A
iii. period of restriction on transfer of the shares	N/A
iv. weighted average exercise price	N/A
v. fair value of the options on the last day of the fiscal year	N/A
vi. total fair value on the last day of the fiscal year	N/A

Scheme of the Option Plans granted in 2016

Body	Statutory Board of Officers

Number of members	6
Number of members receiving compensation	6
Regarding options not yet exercisable
i. quantity	126,021
ii. date on which the options become exercisable	Jan 2, 2019
iii. maximum period for exercising the options	Dec 31, 2021
iv. period of restriction on transfer of shares	1 year
v. weighted average exercise price	R$52.69
vi. fair value of the options on the last day of the fiscal year	R$26.52
Regarding exercisable options:
i. quantity	N/A
ii. maximum period for exercising the options	N/A
iii. period of restriction on transfer of the shares	N/A
iv. weighted average exercise price	N/A
v. fair value of the options on the last day of the fiscal year	N/A
vi. total fair value on the last day of the fiscal year	N/A

Note

This item does not apply to the Board of Directors, since said body is not entitled to share-based compensation.

13.7.       Regarding the options exercised and shares delivered related to the compensation based on shares of the board of directors and statutory board of officers, in the last 3 fiscal years, prepare a table with the following content

a.                                      body

b.                                      number of members

c.                                       number of members receiving compensation.

d.                                      regarding the options exercised inform:

i.             number of shares

ii.            weighted average exercise price

iii.           total amount of the difference between the acquisition amount and the market value of the acquired shares

e.             regarding the shares delivered, inform:

i.             number of shares

ii.            weighted average acquisition price

iii.           total amount of the difference between the acquisition amount and market value of acquired shares

Phantom Share Plan 2013

Body	Board of Directors	Statutory Board of Officers

Number of members	n/a	6
Number of members receiving compensation	n/a	6
Regarding the options exercised, inform:	n/a	—
Number of shares	n/a	258,580
Weighted average exercise price	n/a	R$24.66
Total amount of the difference between the exercise price and the market value of the shares related to the exercised options	n/a	R$24.66
Regarding the shares delivered, inform:	n/a
Number of shares	n/a	0
Weighted average acquisition price		0
Total amount of the difference between the acquisition amount and market value of acquired shares		0

In the case of the “General Plan for the Granting of Stock Options of Fibria Celulose S.A”, approved at Extraordinary General Meeting of the Company held on April 25, 2014 (“Option Plan”), this item does not apply, since no options have been exercised and shares delivered until the end of the fiscal year of 2016.

For further information about the Option Plan of the Company, see item 13.4.

13.8.       Brief description of the information necessary for the understanding of the data reported in items 13.5 to 13.7, and the explanation of the pricing method of the value of shares and options, indicating at least:

a. pricing model

Phantom Share Plan 2013: The Phantom Share Plan of the Company that continues to be effective until December 31, 2013 is based on the pricing model “Trinomial Trees”, which establishes hypothetical pricing scenarios for future share price, forming a “tree” of possibilities for its price.

The variables contemplated into the model “Trinomial Trees” are: share market price upon granting, exercise price, risk free interest rate, expected grace period, expected maturity period, volatility and expected dividend rate.

General Plan for Granting Stock Options issued by the Company, as approved by the Special Shareholders Meeting held on April 25, 2014 (“Options Plan”)

Based on Technical Pronouncement CPC 10 — Share-based payment, the fair value of the options will be calculated on the respective granting dates and will be booked as an expense in each period, in proportion to the effectiveness period of the entitlements.

The model used to price the fair value of the options is the Black & Scholes method. The Black & Scholes model is a market mathematical model of an asset whose price is a statistical process. This process makes the following explicit assumptions: (i) it is possible to lend and borrow and a constant and known risk-free interest rate; (ii) the price follows the Brownian geometric movement with a where the tendency to drift and volatility are constant; (iii) there are no transaction costs. Based on these ideal conditions in the market for an asset (and for the option on the asset), one can show that the value of an option only varies with the price of the shares and with the time until maturity.

The variables contemplated in the Black & Scholes model are the market price of the share at the time it is granted, the exercise (or strike) price of the options, historical volatility, the expected dividend yield, the risk-free interest rate and the expected effectiveness period of the option.

Phantom Share Plan 2017: The Plan for Granting of Rights on Valuation of Stocks issued by Fibria Celulose S.A. (“Phantom Share Plan 2017”) is not based on a pricing model, in view that it is related to valuation of the Total Share Return (“TSR”) on Cost of Equity (“Ke”) during the grace period established in Phantom Share Plan 2017, offering to the executive an equivalent return that shareholder will have in the period.

b. data and assumptions used in pricing models, including the average weighted share price, exercise price, expected volatility, maturity of the option, expected dividends and risk free interest rate

Phantom Share Plan 2013

In using the model tree, the Company should exercise the following variables:

•      Object Asset: Average Price (weighted average) of the closing prices the last three months of the share:

•      FIBR3 (for periods after November 17, 2009);

•      Maturity of the option: five years after the grace date.

•      Vesting (grace period for the fiscal year):

•      For the first grant to the executive: 33.33% at the end of 12 months, 33.33% at the end of 24 months and 33.34% after 36 months, monthly.

•      For the following grants: Exercise possible only after 36 months, at each month.

•      Volatility: See item 13.9.d below.

•      Exercise Price: R$27.55, set by the board of shareholders, reflecting a goal of appreciation of the Company in relation to the targets (2009 and 2010 grants).

•      Risk Free Interest Rate: Local Predetermined Interest Curve without cash (“Pre/DI”), valid for the last date with adjustments available in DI Futuro of BM&FBovespa.

•      Expected Dividend Rate: Expected dividends per share / stock price. The history of the last three years of dividend payments is considered for the calculation.

Options Plan. The main assumptions are highlighted in chart below:

Scheme of the Option Plan granted in 2014

Data and Assumptions	Scheme
Date of grant	January 2014
Price per share (R$)	R$27.65 (Ended on 12/30/2013)
Exercise adjusted price per Dividends (R$)	R$23.75 (Oct. 2013 to Dec 2013)
Expected volatility (year)	36.27%
Term	3 years
Expected dividends	0% per annum
Risk free interest rate	12.26% per annum
Fair Value (R$)	R$10.59

Scheme of the Option Plan granted in 2015

Data and Assumptions	Scheme
Date of grant	Janeiro/2015
Price per share (R$)	R$32.51 (Ended on 12/30/2014)
Exercise adjusted price per Dividends (R$)	R$24.45 (Oct. 2014 to Dec 2014)
Expected volatility (year)	33.03%
Term	3 years
Expected dividends	0% per annum
Risk free interest rate	12.43% per annum
Fair Value (R$)	R$13.99

Scheme of the Option Plan granted in 2016

Data and Assumptions	Scheme
Date of grant	January 2016
Price per share (R$)	R$51.89 (Ended on 12/30/2015)
Exercise adjusted price per Dividends (R$)	R$52.69 (Oct. 2015 to Dec 2015)
Expected volatility (year)	31.69%
Term	3 years
Expected dividends	0% per annum
Risk free interest rate	15,63% per annum
Fair Value (R$)	R$26.52

Phantom Share Plan 2017:

The main assumptions used in the Phantom Share Plan 2017 are:

•      Exercise Price: based on the average weighted quotation of share FIBR3, in the period of September, October, and November 2016 (R$ 25.21 related to 2017 grant);

•      Maturity of the option: none, because the payment is mandatory at the end of the grant cycle;

•      Term of the Plan: 10 years

•      Maturity period: 5 years

•      Volatility: See item 13.9.d below.

•      Risk Free Interest Rate: none.

•      Expected Risk Free Interest Rate: none, since dividends are taken into consideration in TSR calculation.

c. method used and assumptions made to incorporate the expected effects of early exercise

Phantom Share Plan 2013

As the method used was the Trinomial Trees, the conditions for early exercise would have been included in the construction of the tree model and have been reflected in the price of the instrument, thus there being no mandatory adjustment to closed formulas.

Options Plan

Not applicable, in view that we cannot have an early exercise in the Options Plan. Additionally, the Options Plan was recently approved, therefore, there are no exercised options and shares delivered on the date hereof.

Phantom Share Plan 2017

Not applicable, since the Phantom Share Plan 2017 model does not provide for the possibility of an early exercise.

d. form of determining the expected volatility

Phantom Share Plan 2013

To determine the expected volatility, the Company makes use of the paper historical volatility. For this reason, the Company is based on three years of data related to its outstanding shares, calculating the volatility of three-month average.

Since the object asset was not the share itself, but its three-month average, the average volatility tends to be always lower than the volatility of the asset itself due to the smoothing behavior (“smoothness”) caused by the averages.

To avoid this kind of distortion, we calculated the volatility of the price average itself or, if necessary, we were able to make corrections in the first two moments (M1 and M2) of the asset price (Turnbull and Wakenmann formula).

In order to do so, it was assumed that the series of share prices was normally distributed, according to the hypothesis tests of Jarque-Bera and Kolmogorov-Smirnov for daily return data of the share in the series of three months, at a significance of 5%.

It was also assumed that the series of share prices showed the absence of serial correlation of residues of daily returns at a significance of 5%, in accordance with the Watson Durbin test performed in a series of three months.

It is noteworthy that expected future events relevant by the Company require eventual discretionary corrections in the volatility used. Such events were not necessarily reflected in the behavior of historical prices. Although this case did not occur with the share from the process of incorporation of Aracruz by the then VCP, the Company was aware of the fact that in such cases, it should have made ad hoc adjustments in the volatility used.

Historical volatility was, then, extrapolated for the entire period of existence of the option and used in the model. In periods of low market volatility, checks should have been made about the convenience of maintaining the current volatility, since it was not expected that this condition would last until expiration of the option.

Options Plan

For the purpose of quantifying the plan, we will adopt the historical volatility of the daily price of Fibria shares over the 36 months preceding each grant.

Phantom Share Plan 2017

In case of the Phantom Share Plan 2017, the estimate of volatility is not taken into consideration, since the grant of valuation rights upon the shares is linked to the real return rate of the Company’s share during the maturity period (TSR —Total Return Share) upon KE (Cost of Equity).

e. if some other features of the option was incorporated into the measurement of fair value

Phantom Share Plan 2013

After the grace period (vesting period), the option could have been exercised only in specific periods (one week of each month), and not in any day within the period. This correction was included in the construction of the tree itself.

Options Plan

All significant measurement characteristics of the fair value of the options in the Option Plan have been mentioned above.

Phantom Share Plan 2017

Not applicable, since the Phantom Share Plan 2017 does not take into consideration the calculation for the fair value of the option.

13.9.       Inform the number of shares or units held directly or indirectly in Brazil or overseas, and other securities convertible to shares or units issued by the issuer, its direct or indirect controlling shareholders, its subsidiaries or those whose control is shared by members of the board of directors, the statutory board of officers or the fiscal council, grouped by entity

Fibria Celulose S.A.

Body	Security	Quantity

Board of Directors	Fibria common shares	38,675
	Agribusiness Credit Rights arising from NCE issued by the Company	500
Statutory Board of Officers	Fibria common shares	25,800
Fiscal Council	Fibria common shares	14

Fibria-MS Celulose Sul Mato-Grossense Ltda.

Body	Security	Quantity

Board of Directors	Agribusiness Credit Rights arising from NCE issued by Fibria MS and with the aval guarantee of the Company	677

The members of the Company’s board of directors, the statutory board of officers or the fiscal council do not hold securities issued by the Company’s direct or indirect majority shareholders.

13.10.    Regarding to pension plans in force granted to members of the board of directors and statutory board of officers, provide the following information as a table:

a.      body

b.      number of members

c.      number of members receiving compensation

c.      name of the plan

d.      quantity of directors who qualify for retirement

e.      conditions for early retirement

f.       updated value of contributions accumulated in the pension plan until the end of the last fiscal year of the company, less the portion relating to contributions made directly by directors

g.      total accumulated value of contributions made during the last fiscal year of the company, less the portion relating to contribution made directly by directors

h.      if there is possibility of early termination, and in what conditions

In the fiscal year ended on December 31, 2016, the contributions made by the sponsor Fibria Celulose S.A. were destined to Funsejem — Fundação Senador José Ermírio de Moraes, administrador of Votorantim Prev.

Fibria Celulose S.A.

Body	Board of Officers	Board of Directors	Total

Number of members	6	n/a	6
Number of members receiving compensation	6	n/a	6
Name of the plan	Votorantim Prev	n/a	—
Number of participants directors who meet the conditions for retirement	0	n/a	0
Conditions for early retirement	(1) 53 years of age and 10 years of continuous service with the sponsor, or 55 years of age and 5 years of continuous service with sponsor; (2) Termination of the relationship with the sponsor.	n/a	—
Updated value of contributions accumulated in the pension plan until the end of the last fiscal year of the company, less the portion relating to contributions made directly by directors.	R$7,858.601	n/a	R$7,858,601
Total accumulated value of contributions made during the last fiscal year of the company, less the portion relating to contributions made directly by directors.	R$7,858,601	n/a	R$7,858,601
If there is possibility of early redemption, and in what conditions	Yes, only in case of dismissal from the sponsor, with due regard for the Contribution Redemption Table in the regulation, the participant being entitled only to redemption of 100% of the sponsor’s balance at the time he is qualified for retirement by the Funsejem plan.	n/a	—

13.11.    In a table, indicate for the last 3 fiscal years, regarding to the board of directors, the statutory board of officers and the fiscal council:

a.            body

b.            number of members

c.             number of members receiving compensation

d.            value of the highest individual compensation

e.             value of the lower individual compensation

f.             average value of individual compensation

The information that this item is about are no longer given because of the decision handed down by Honorable Judge of the 5th Federal Court of the Judicial Section of Rio de Janeiro, on May 17, 2013, in the case file No. 2010.5101002888-5 proposed by the Brazilian Institute of Finance Executives - IBEF Rio de Janeiro, institution to which part of the Company’s directors are associated, which ruled in favor of the request, determining that the Brazilian Securities Commission — CVM abstains from enforcing the requirement contained in section 13.11 of Annex 24 to CVM Instruction 480, and also from imposing any penalty referring to non-compliance with said requirement on associates of the IBEF and the companies where they work.

Justification Field: The Board of Directors of the Company, body responsible for the decision of not disclosing information required in item 13.11, based its decision on the fact that the compulsory disclosure of said information by the Company’s directors would represent an affront to the right to intimacy and privacy, guaranteed by art. 5, X, of the Brazilian Federal Constitution, and could compromise the personal safety of directors and their family, in view of the public character of said information and the easy access of criminals to the worldwide network of computers.

Hence, the main objective of the Board of Directors in taking the decision of not disclosing the information required in item 13.11 was to preserve the intimacy, the privacy, the safety and the life of the members of the Company’s administration.

13.12.    Describe contractual arrangements, insurance policies or other instruments that structure compensation or indemnification mechanisms for directors, in the event of termination or retirement, stating the financial consequences to the issuer

No managers or members of the committees are eligible for indemnification, in case of termination or retirement on the date hereof.

However, the Company holds, as informed in section 12.11, a D&O — Directors & Officers insurance policy for members of the Board of Directors, Officers, members of statutory bodies and committees, other administrators and legal representatives of the company, as well as employees of the Company (“Insured”). The policy covers claims against Insured Parties arisen from willful acts. The Company and its subsidiaries and controlled companies are also considered insured parties, as well as any and all legal entity that may become a Company’s subsidiary or controlled entity, including any non-profit entities. Coverage is also extended to capital market claims against the Company, arising from willful acts performed by an Insured party individually and/or by the Company. Willful acts are not included in D&O insurance coverage.

Coverage is also extended, among other items, to advertising expenses in cases of crisis management, on-line freezing/liens of assets of Insured parties, complaints arising from errors or omissions in providing services, in cases where the corporate veil is pierced and tax liabilities.

The D&O insurance is also beneficial for the Company, in the extent that the persons responsible for holding management offices may take decisions as regards the exercise of their respective offices with more safety.

Additional Features of the D&O Insurance Policy:

Insurance Company: ACE Seguros Soluções Corporativas S.A.

Effectiveness Period: 05/31/2016 to 05/31/2017

Insurance Premium: US$ 1,071,115.50 (gross per annum)

13.13.    Regarding the last three fiscal years, indicate the percentage of total compensation for each body recognized in the income of the issuer with respect to members of the board of directors, statutory board of officers or fiscal council who are related parties the direct or indirect controllers, as defined by the accounting rules that address this matter

In fiscal years ended on December 31, 2014, December 31, 2015, and December 31, 2016, no members of the Board of Officers and the Fiscal Council of the Company were related parties to Fibria’s direct or indirect controllers, as defined by the accounting rules that address this matter.

The table below refers to fiscal years ended on December 31, 2014, December 31, 2015, and December 31, 2016 and shows the percentage of compensation attributed to the Company’s Board of Directors paid to directors who are related parties to the Company’s direct or indirect majority shareholders:

Body	2014	2015	2016

Board of Directors	89.60%	90.02%	90.25%

13.14.    Regarding the last 3 fiscal years, indicate the amounts recognized in the income of the issuer as compensation of members of the board of directors, statutory board of officers or fiscal council, grouped by body, for any reason other than the function they occupy, such as commissions and consulting or advisory services provided

R$

	2014	2015	2016

Board of Directors	329,000.00	525,000.00	600,000.00
Statutory Board of Officers	—	—	—
Fiscal Council	—	—	—

Remarks:

The amounts informed in this item refer to the participation of the Members of the Board in the Persons and Compensation, Innovation, Finance, and Statutory Audit committees.

13.15.    Regarding the last 3 fiscal years, state the amounts recognized in the income of direct or indirect controllers, companies under common control of, and subsidiaries of the issuer, as compensation for members of the board of directors, statutory board of officers or fiscal council of the issuer, grouped by body, specifying in what capacity these values were attributed to such individuals.

No amounts have been recognized in the income of the direct or indirect controlling shareholders, companies under common control of and subsidiaries of the Company, as compensation of members of the Board of Directors, members of the Fiscal Council or Statutory Officers over the last three fiscal years.

13.16.    Provide other information that the issuer deems relevant

The Company provides the summary table below with the consolidated annual amount, separated by body, showing (i) the values approved in the general meeting held in 2016, and (ii) the amounts realized, as disclosed in the Company’s financial statements regarding the fiscal year ended on December 31, 2016:

In thousands of R$

Fiscal year ended on December 31, 2016

Body	AGO/2016	Realized
Board of Directors	4,572,000.00	4,570,526.20
Statutory Board of Officers	61,104,867.48	8,905,730.67
Fiscal Council	456,000.00	456,000.00
Total	66,132,867.48	13,932,256.87

Notes:

(i) All the values above reported in the fields “AGO” and “Realized” include all benefits listed in the Technical Pronouncement CPC 05 R1.

(ii) The values approved in AGO were calculated based on the goals of variable compensation, taking into account, conservatively, the maximum limits defined in the internal policy of variable compensation.

(iii) The realized compensation of the Statutory Board of Officers in the fiscal year 2016 was reduced in view of the programs linked to the Company’s shares, once in 2015 they showed high values, being FIBR3 price above R$ 50.00. However, at the end of fiscal year 2016, since the share was priced around R$ 30.00, a provision was reverted in the Company’s balance sheet, generating a negative percentage in the values related to the variable compensation and share-linked retention programs.

The values realized over the exercise ended on December 31, 2016 were lower than the maximum limit expected for the fiscal year of 2016.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: March 24th, 2017

Fibria Celulose S.A.

By:	/s/ Guilherme Perboyre Cavalcanti
Name:	Guilherme Perboyre Cavalcanti
Title:	CFO and IRO